Filed Pursuant to Rule 424(b)(3)

Registration No. 333-185376

Prospectus

Dynegy Inc.

32,931,493 Shares Common Stock

The selling stockholder is offering 32,931,493 shares of common stock, including 1,544,050 shares of common stock issuable upon the exercise of the Warrants issued pursuant to the Plan. We are not selling any shares of common stock under this prospectus. We will not receive any proceeds from the sale of shares to be offered by the selling stockholder.

The common stock offered by this prospectus is being registered to permit the selling stockholder to sell the offered common stock from time to time. The selling stockholder may offer and sell the offered common stock at fixed prices, prevailing market prices at the times of sale, prices related to the prevailing market prices, varying prices determined at the times of sale or negotiated prices. The shares of our common stock offered by this prospectus and any prospectus supplement may be offered by the selling stockholder directly to investors or to or through underwriters, dealers or other agents. We do not know when or in what amounts the selling stockholder may offer these shares of common stock for sale.  The selling stockholder may sell all, some or none of the shares of common stock offered by this prospectus. See “Plan of Distribution” on page 46 for a more complete description of how the offered common stock may be sold.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

Our common stock is currently listed on the New York Stock Exchange, which we refer to as the NYSE, under the symbol “DYN.”

On February 11, 2013, the last reported sale price on the NYSE of our common stock was $19.58.

This prospectus is dated February 14, 2013.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

IF YOU ARE IN A JURISDICTION WHERE OFFERS TO EXCHANGE OR SELL, OR SOLICITATIONS OF OFFERS TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS ARE UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE OFFER PRESENTED IN THIS PROSPECTUS DOES NOT EXTEND TO YOU.

YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS AND NEITHER THE MAILING OF THIS PROSPECTUS NOR THE SALE OF OUR COMMON STOCK PURSUANT TO THIS OFFERING SHALL CREATE AN IMPLICATION TO THE CONTRARY.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this prospectus which are not statements of historical fact constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements included or incorporated by reference into this prospectus, other than statements of historical fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future are forward-looking statements.  These statements represent our reasonable judgment of the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially from those contemplated by the statements.  You can identify these statements by the fact that they do not relate strictly to historical or current facts.  They use words such as “anticipate”, “estimate”, “project”, “forecast”, “plan”, “may”, “will”, “should”, “expect” and other words of similar meaning.  In particular, these include, but are not limited to, statements relating to the following:

•                  our ability to consummate the Facilities Sale Transactions (as defined herein) in accordance with the terms of the amended and restated settlement agreement, dated as of May 30, 2012, by and among Dynegy, certain of its subsidiaries and DH’s former creditor constituencies (the “Settlement Agreement”), the Plan, the Danskammer APA, the Roseton APA and the Chapter 11 Joint Plan of Liquidation filed by the DNE Debtor Entities with the Bankruptcy Court on December 14, 2012 (the DNE Debtor Entities Joint Plan of Liquidation) (each, as defined herein);

•                  beliefs and assumptions relating to our liquidity, available borrowing capacity and capital resources generally, including the extent to which such liquidity could be affected by poor economic and financial market conditions or new regulations and any resulting impacts on financial institutions and other current and potential counterparties;

•                  the anticipated benefits of the overall restructuring activities, our reorganization value and the effects of fresh start accounting;

•                  limitations on our ability to utilize previously incurred federal net operating losses or alternative minimum tax credits;

•                  expectations regarding our compliance with the five-year senior secured term loan facility between Dynegy Midwest Generation, LLC (“DMG”) and its parent Dynegy Coal Investments Holdings, LLC (“DCIH”), (the “DMG Credit Agreement”) and the five-year senior secured term loan facility between Dynegy Power, LLC (“DPC”) and its parent Dynegy Gas Investments Holdings, LLC (“DGIH”), (the “DPC Credit Agreement” and together with the DMG Credit Agreement, the “Credit Agreements”), including collateral demands, interest expense and other payments;

•                  the timing and anticipated benefits of any repayments under the Credit Agreements;

•                  the timing and anticipated benefits to be achieved through our company-wide cost savings programs, including our PRIDE initiative;

•                  expectations regarding environmental matters, including costs of compliance, availability and adequacy of emission credits, and the impact of ongoing proceedings and potential regulations or changes to current regulations, including those relating to climate change, air emissions, cooling water intake structures, coal combustion byproducts, and other laws and regulations to which we are, or could become, subject;

•                  beliefs, assumptions and projections regarding the demand for power, generation volumes and commodity pricing, including natural gas prices and the impact on such prices from shale gas proliferation and the timing of a recovery in natural gas prices, if any;

•                  sufficiency of, access to and costs associated with coal, fuel oil and natural gas inventories and transportation thereof;

•                  beliefs and assumptions about market competition, generation capacity and regional supply and demand characteristics of the wholesale power generation market, including the anticipation of higher market pricing over the longer term;

•                  the effectiveness of our strategies to capture opportunities presented by changes in commodity prices and to manage our exposure to energy price volatility;

•                  beliefs and assumptions regarding the outcome of the California tolling contract terminations dispute and the impact of such terminations on the timing and amount of future cash flows;

•                  beliefs and assumptions about weather and general economic conditions;

•                  projected operating or financial results, including anticipated cash flows from operations, revenues and profitability;

•                  our focus on safety and our ability to efficiently operate our assets so as to capture revenue generating opportunities and operating margins;

•                  beliefs about the costs and scope of the ongoing demolition and site remediation efforts at the South Bay power generation facility in California;

•                  beliefs about the outcome of legal, administrative, legislative and regulatory matters, including the impact of final rules regarding derivatives issued by the U.S Commodity Futures Trading Commission (the “CFTC”) under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010;

•                  expectations regarding our ability to effectively raise capital in light of the recent Chapter 11 Cases;

•                  expectations regarding the pending DNE Chapter 11 Cases (as defined herein); and

•                  expectations regarding performance standards and estimates regarding capital and maintenance expenditures.

Any or all of our forward-looking statements may turn out to be wrong.  They can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, many of which are beyond our control.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act of 1933, as amended (the “Securities Act”) with the SEC to register with the SEC the shares of our common stock being offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with it. For further information about us and our common stock, reference is made to the registration statement and the exhibits and schedules filed with it.  Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

We file annual, quarterly and current reports, proxy and registration statements and other information with the SEC. You may read and copy any reports, statements, or other information that we file, including the registration statement, of which this prospectus forms a part, the exhibits and schedules filed with it, and the information incorporated by reference herein, without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC on the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

We are incorporating by reference specified documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. We incorporate by reference into this prospectus the documents listed below (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

•                  DH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on September 18, 2012;

•                  Dynegy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed on March 8, 2012, as amended by Dynegy’s Annual Report on Form 10-K/A, filed on April 26, 2012 and as further amended by Dynegy’s Annual Report on Form 10-K/A, filed on December 10, 2012, for the same period (except for Items 6, 7, 8 and 15(a) thereof);

•                  DH’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012 and June 30, 2012, filed on September 18, 2012;

•                  Dynegy’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed on November 7, 2012;

•                  Dynegy’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012 and June 30, 2012, filed on May 10, 2012, and August 3, 2012, respectively;

•                  Dynegy’s Current Reports on Form 8-K filed January 9, 2012, February 3, 2012, March 2, 2012, March 8, 2012, April 11, 2012, July 6, 2012, July 10, 2012, July 11, 2012, September 25, 2012 October 2, 2012, October 4, 2012, November 2, 2012, November 14, 2012, November 27, 2012, December 10, 2012, December 17, 2012, December 18, 2012 January 7, 2013, January 16, 2013, January 22, 2013 and February 12, 2013 (to the extent such reports are filed); and

•                  Dynegy and DH’s Current Reports on Form 8-K filed on January 23, 2012, March 7, 2012, May 2, 2012, May 31, 2012, June 11, 2012, June 19, 2012, July 13, 2012, August 1, 2012, August 15, 2012, August 27, 2012, August 31, 2012 and September 13, 2012 (to the extent such reports are filed).

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Any person, including any beneficial owner, to whom this prospectus is delivered may request copies of this prospectus and any of the documents incorporated by reference in this prospectus, without charge, by written or oral request directed to Dynegy Inc., Attention: Investor Relations Department, 601 Travis, Suite 1400, Houston, Texas 77002, telephone (713) 507-6400, on the “Investor Relations” section of our website at http://www.dynegy.com or from the SEC through the SEC’s website at the web address provided under the heading “Where You Can Find More Information.” Documents incorporated by reference are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents.

Except for the documents incorporated by reference as noted above, we do not intend to incorporate into this prospectus any of the information included on our website.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information that may be important to you in making an investment decision.  You should read this entire prospectus carefully, including the documents incorporated by reference herein and annexed hereto, which are described under “Incorporation by Reference of Certain Documents,” “Where You Can Find Additional Information” and “Annex A: Financial Statements Relating to Legacy Dynegy.” You should also carefully consider, among other things, the matters discussed in the section titled “Risk Factors.”  In this prospectus, unless the context requires otherwise, references to “the Company,” “the Issuer,” “we,” “our,” or “us” refer to Dynegy and its consolidated subsidiaries, and references to our “common stock” refer to the common stock of Dynegy.

Our Business

We are a holding company and conduct substantially all of our business operations through our subsidiaries. Our primary business is the production and sale of electric energy, capacity and ancillary services from our fleet of sixteen operating power plants in six states totaling approximately 11,600 megawatts of generating capacity. This includes the Roseton and Danskammer facilities (the “Facilities”) which the DNE Debtor Entities (as defined below) commenced an auction for in November 2012 (the “Facilities Auction”) and the Oglesby and Stallings peaking facilities, which we intend to retire by the end of 2012, subject to a reliability assessment by the Midwest Independent Transmission System Operator, Inc. (“MISO”). Notice of the winning bids in the Facilities Auction was provided on December 10, 2012. We began operations in 1984 and became incorporated in the State of Delaware in 2007.

We sell electric energy, capacity and ancillary services on a wholesale basis from our power generation facilities. Wholesale electricity customers will, for reliability reasons and to meet regulatory requirements, contract for rights to capacity from generating units. Ancillary services are the products of a power generation facility that support the transmission grid operation, follow real-time changes in load and provide emergency reserves for major changes to the balance of generation and load. We sell these products individually or in combination to our customers under short-, medium- and long-term agreements and hedging arrangements.

We do business with a wide range of customers, including: regional transmission organizations (“RTOs”) and independent system operators (“ISOs”), integrated utilities, municipalities, electric cooperatives, transmission and distribution utilities, industrial customers, power marketers, financial participants such as banks and hedge funds, and other power generators. All of our products are sold on a wholesale basis for various lengths of time, from hourly to multi-year transactions. Some of our customers, such as municipalities or integrated utilities, purchase our products for resale in order to serve their retail, commercial and industrial customers. Other customers, such as some power marketers, may buy from us to serve their own wholesale or retail customers or as a hedge against power sales they have made.

Recent Events

Northeast Generation, Hudson, Roseton and Danskammer (together, the “DNE Debtor Entities”) remain in chapter 11 bankruptcy and continue to operate their businesses as “debtors-in-possession” (the “DNE Chapter 11 Cases”).  Pursuant to the Settlement Agreement, certain proceeds of the sale of the Facilities (the “Facilities Sale”) may be distributed to certain of the Former Creditors.  In November 2012, the DNE Debtor Entities commenced an auction for the Facilities and notice of the winning bids was provided on December 10, 2012. On December 10, 2012, Danskammer entered into an asset purchase agreement (the “Danksammer APA”) with ICS NY Holdings, LLC (“ICS”) pursuant to which Danskammer will sell to ICS the Danskammer power generation facility and associated real property (the “Danskammer Sale”). At closing, Danskammer expects to receive $3.5 million in cash, which will be distributed pursuant to the applicable provisions in the DNE Debtor Entities Joint Plan of Liquidation (as defined below), and ICS will assume certain of Danskammer’s liabilities as set forth in the Danskammer APA. On December 14, 2012, the DNE Debtor Entities filed the DNE Entities Joint Plan of Liquidation (the “DNE Plan”) and a related disclosure statement (the “DNE Disclosure Statement”) with the Bankruptcy Court. On December 17, 2012, Roseton filed with the Bankruptcy Court an agreed upon final form asset purchase agreement (the “Roseton APA”) with LDH U.S. Asset Holdings LLC (“LDH Holdings”) pursuant to which Roseton will sell to LDH Holdings Roseton power generation facility and associated real property (the “Roseton Sale” and together with the Danskammer Sale, the “Facilities Sale Transactions”). At closing, Roseton expects to receive $19.5 million in cash (subject to certain purchase price adjustments), which will be distributed pursuant to the applicable provisions in the DNE Debtor Entities Joint Plan of Liquidation, and LDH Holdings will assume certain of Roseton’s, liabilities set forth in the Roseton APA. On December 26, 2012, the Bankruptcy Court entered an order approving the Facilities Sale Transactions. The consummation of the Facilities Sale Transactions remains subject to, among other things, required regulatory approval and closing conditions set forth in the Danskammer APA and Roseton APA, as applicable. On January 21, 2013, the DNE Debtor Entities filed an amendment to the DNE Plan and related DNE Disclosure Statement and on January 24, 2013 the Bankruptcy Court entered an order approving the DNE Plan and related DNE Disclosure Statement, as amended. If the Facilities Sale Transactions are not successful, the DNE Debtor Entities may be required to liquidate their remaining assets or convert the DNE Chapter 11 Cases to chapter 7 liquidation under the Bankruptcy Code.

Our Corporate Information

Our principal executive offices are located at 601 Travis, Suite 1400, Houston, Texas 77002. Our telephone number is (713) 507-6400 and we have a website accessible at www.dynegy.com. The information posted on our website is not incorporated into this prospectus and is not part of this prospectus.

THE OFFERING

Issuer	Dynegy Inc.

Securities offered by the selling stockholder	32,931,493 shares of common stock including 1,544,050 shares of common stock issuable upon the exercise of the Warrants.

Shares of common stock outstanding after this offering	115,606,936 shares of common stock.

Use of Proceeds	We will not receive any proceeds from the sale of shares of the common stock by the selling stockholder. See “Use of Proceeds.”

Risk Factors

Investing in our common stock involves substantial risk. For a discussion of risks relating to Dynegy, our business and investment in our common stock, see the section titled “Risk Factors” on page 9 of this prospectus and all other information set forth in this prospectus before investing in our common stock.

NYSE Trading Symbol	DYN

The number of shares to be outstanding after consummation of this offering is based on 115,606,936 shares of common stock outstanding as of February 12, 2013, including 15,606,936 additional shares of common stock reserved for issuance upon the exercise of the Warrants at an exercise price of $40.00 per share that expire at 5:00 p.m. New York City time on October 2, 2017 and 804 shares held in treasury following issuance on the Plan Effective Date due to the rounding conventions applied to distributions under the Plan, but does not include restricted stock units or options issued under the 2012 Dynegy Inc. Long Term Incentive Plan (the “Dynegy LTIP”) regardless of whether such units or options have vested.

RISK FACTORS

Investing in our common stock involves risks including, without limitation, those set forth below. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. If any of the risks described below or in any document incorporated by reference herein actually occurs, our business, financial condition and results of operations would likely suffer. In that event, the market price of our common stock could decline and investors in our common stock could lose all or part of their investment. You should carefully consider all of the information set forth in this prospectus and the documents incorporated by reference herein and annexed hereto, and, in particular, the risk factors described in Dynegy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and those described in DH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC, which are incorporated by reference into this prospectus, with your respective legal counsel, tax and financial advisors and/or accountants prior to purchasing our common stock.

Risks Related to Ownership of Our Common Stock

The resale of shares of our common stock offered may adversely affect the market price of our common stock and substantial sales of or trading in our common stock could occur in connection with emergence from bankruptcy, which could cause our stock price to be adversely affected.

At the time of our emergence from bankruptcy, we granted registration rights to the selling stockholder. The shares of our outstanding common stock held by the selling stockholder are registered for resale under the registration statement of which this prospectus forms a part. The selling stockholder, as of February 12, 2013, owned approximately 32.4% of our outstanding common stock (which includes 1,544,050 shares of common stock issuable upon exercise of the Warrants), all of which may be sold from time to time pursuant to the registration statement of which this prospectus forms a part.

On October 1, 2012, we issued an aggregate of 100,000,000 shares to holders of our Old Common Stock and the Former Creditors. These shares were issued pursuant to Section 1145 of the Bankruptcy Code (“Section 1145”) and are freely tradable and may be sold in the public markets immediately following our emergence from bankruptcy or thereafter from time to time, subject to certain limitations provided in Section 1145.

Commencing on April 1, 2013, assuming we remain current in our reporting obligations under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and commencing on October 1, 2013, if we do not, these shares may be sold under Rule 144 of the Securities Act (“Rule 144”), subject in the case of holders that are affiliates, to restrictions on volume and manner of sale.

Some of our Former Creditors or other investors who received shares of our new common stock in connection with the Plan had the ability to sell and may have sold our shares shortly after emergence from bankruptcy for any number of reasons. The sale of significant amounts of our new common stock or substantial trading in our new common stock or the perception in the market that substantial trading in our new common stock will occur may adversely affect the market price of our new common stock.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

The trading price of our common stock on the NYSE may fluctuate substantially. The price of our common stock that will prevail in the market after the sale of the shares of common stock by the selling stockholder may be higher or lower than the price you have paid.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common stock. These risks include those described or referred to in this “Risk Factors” section and in the other documents incorporated herein by reference as well as, among other things:

•                  our operating and financial performance and prospects;

•                  our access to financial and capital markets to issue debt or enter into new credit facilities;

•                  investor perceptions of us and the industry and markets in which we operate;

•                  future sales of equity or equity-related securities;

•                  changes in earnings estimates or buy/sell recommendations by analysts; and

•                  general financial, domestic, economic and other market conditions.

Our common stock is an equity interest and therefore subordinated to our indebtedness.

In the event of our liquidation, dissolution or winding up, our common stock would rank below all debt claims against us. As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon our liquidation, dissolution or winding up until after all of our obligations to our debt holders have been satisfied.

Certain holders of our common stock or Warrants may be restricted in their ability to transfer or sell their securities.

Our common stock and Warrants issued under the Plan are exempt from registration under Section 1145(a)(1) and they may be resold by the holders thereof without registration unless the holder is an “underwriter” with respect to such securities. Resales by persons who received our common stock or Warrants pursuant to the Plan that are deemed to be “underwriters” as defined in Section 1145(b) would not be exempted by Section 1145 from registration under the Securities Act, or other applicable law. Such persons would only be permitted to sell such securities without registration if they are able to comply with the provisions of Rule 144 under the Securities Act or another applicable exemption. See “Shares Eligible for Future Sales—Common Stock and Warrants Issued in Reliance on Section 1145.” However, pursuant to the Plan, each holder of an allowed general unsecured claim that was also a holder of 10% or more of the issued and outstanding shares on the Plan Effective Date had the right to become a party to a registration rights agreement which provides such holder with customary registration rights, including a customary shelf registration, with respect to any shares of our common stock it receives under the Plan. On the Plan Effective Date, Franklin Advisers, Inc. (“FAV”) was the only such holder.

Certain provisions of our corporate documents could delay or prevent a change of control, even if that change would be beneficial to stockholders, or could have a material negative impact on our business.

Certain provisions in our third amended and restated certificate of incorporation may have the effect of deterring transactions involving a change in control of us, including transactions in which stockholders might receive a premium for their shares.

Our third amended and restated certificate of incorporation provides for the issuance of up to 20,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors (the “Board”). The authorization of preferred shares empowers our board of directors, without further stockholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the common stock. If issued, the preferred stock could also dilute the holders of our common stock and could be used to discourage, delay or prevent a change of control of us.

We do not currently anticipate paying cash dividends on our common stock in the foreseeable future.

We have paid no cash dividends on our common stock and have no current intention of doing so. Any future determination to pay cash dividends will be at the discretion of our Board, subject to applicable limitations under Delaware law, and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our Board.

Limitations currently apply to our use of certain tax attributes and further limitations could apply as a result of future direct or indirect sales of our common stock by the selling stockholder or other large stockholder; Certain tax attributes will be eliminated at the end of the taxable year.

The use of our net operating losses (“NOLs”) and alternative minimum tax (“AMT”) credits has been limited by two “ownership changes” under Section 382 of the Internal Revenue Code (the “Code”) - the first occurring in the second quarter 2012 (the “Initial Ownership Change”) and the second on the Effective Date of the Plan (“the Emergence Ownership Change”). The limitation resulting from the Initial Ownership Change is substantial and applies to all NOLs and tax AMT credits existing at the time of the Initial Ownership Change. The limitation resulting from the Emergence Ownership Change has not yet been finalized and, although this limitation applies to all NOLs and AMT credits existing at the time of the Emergence Ownership Change, this limitation generally only will have an impact on NOLs and AMT credits generated after the Initial Ownership Change because the NOLs and AMT credits generated before the Initial Ownership Change already are subject to the limitations resulting from the Initial Ownership Change. NOLs and AMT credits generated after the Emergence Ownership Change are not subject to the limitations from either of the prior ownership changes.  If, however, there were another “ownership change,” (the “Post-Emergence Ownership Change”) the utilization of all NOLs and AMT credits existing at the time of the Post-Emergence Ownership Change would be subject to an additional annual limitation based upon a formula provided under Section 382 of the Code that is based on the fair market value of the Company and prevailing interest rates at the time of the Post-Emergence Ownership Change.  An “ownership change” generally is a 50% increase in ownership over a three-year period by stockholders who directly or indirectly own at least 5 percent of the Company’s stock.  Thus, if the selling stockholder sells or otherwise disposes of a significant amount of its stock, such sales, along with various other dispositions or sales of our common stock by other stockholders or by us (and other indirect transfers of our common stock resulting from changes in ownership of our stockholders ) could trigger a Post-Emergence Ownership Change.

In addition, as a result of the discharge of debt of DH in the Chapter 11 Cases, we and our subsidiaries will be required to reduce the amount of our NOLs and AMT credits and potentially other tax attributes existing at the end of our taxable year. All NOLs and AMT credits are available to be reduced, regardless of whether the NOLs and AMT credits are subject to limitations from the ownership changes. All of these reductions in, and limitation on the use of, NOLs and AMT credits could affect our ability to offset future taxable income.

The ownership position of Franklin Advisers, Inc. limits other stockholders’ ability to influence corporate matters and could affect the price of our common stock.

As of February 12, 2013, FAV had sole voting power and sole dispositive power over approximately 32.4% of our outstanding common stock (the “FAV stock”). As a result, it, or any entity to which FAV sells the FAV stock, may be able to exercise significant control over matters requiring stockholder approval.  Further, because of its large ownership position, if FAV sells the FAV stock, it could depress our share price.

Risks Related to Our Business and Industry

Please see “Item 1A—Risk Factors” contained in DH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and “Item 1A—Risk Factors” contained in Dynegy’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, which are incorporated by reference herein, for risk factors related to our business and industry.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholder. We will pay estimated transaction expenses of approximately $482,021 in connection with this offering.

MARKET FOR OUR COMMON STOCK

Our new common stock is listed on the NYSE under the symbol “DYN” and has been trading since October 3, 2012. No prior established public trading market existed for our new common stock prior to this date. The following table sets forth the per share high and low closing prices for our common stock as reported on the NYSE for the periods presented.

	High	Low
Quarter Ended
December 31, 2012	$20.75	$17.00

The closing price of our common stock on the NYSE on February 11, 2013 was $19.58 per share.

As of February 11, 2013 we had approximately 2,834 holders of record of our common stock, based on information provided by our transfer agent.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial information (the “Pro Forma Financial Information”) sets forth selected historical consolidated financial information for Dynegy. The historical data provided as of and for the nine months ended September 30, 2012 and for the twelve months ended December 31, 2011, 2010 and 2009, is derived from our unaudited quarterly and audited annual consolidated financial statements which have been incorporated by reference into this prospectus.

On September 30, 2012, pursuant to the Plan, DH merged with and into Dynegy, with Dynegy continuing as the surviving legal entity. The accounting treatment of the Merger is reflected as a recapitalization of DH and, similar to a reverse merger, DH is the surviving accounting entity for financial reporting purposes.  Therefore, our historical results for periods prior to the Merger are the same as DH’s historical results; accordingly, we refer to Dynegy as “Legacy Dynegy” for accounting purposes when referring to periods prior to the Merger.

On September 1, 2011, DH sold 100 percent of the outstanding membership interests of Dynegy Coal Holdco (“Coal Holdco”) to Legacy Dynegy (the “DMG Transfer”). Therefore, the results of our Coal segment are only included in our 2011 consolidated results for the period from January 1, 2011 through August 31, 2011. On June 5, 2012, in connection with the Settlement Agreement, DH reacquired Coal Holdco from Legacy Dynegy (the “DMG Acquisition”). Therefore, the results of our Coal segment are only included in our 2012 consolidated results for the period from June 6, 2012 through September 30, 2012.

On November 7, 2011, the DH Debtor Entities commenced the DH Chapter 11 Cases.  On July 6, 2012, Legacy Dynegy commenced the Dynegy Chapter 11 Case. On September 10, 2012, the Bankruptcy Court entered the Confirmation Order and on October 1, 2012, we consummated our reorganization under Chapter 11 pursuant to the Plan and Dynegy exited bankruptcy. Upon emergence, we will apply fresh start accounting to our consolidated financial statements because (i) the reorganization value of the assets of the emerging entity immediately before the date of confirmation was less than the total of all post-petition liabilities and allowed claims and (ii) the holders of the existing voting shares of the predecessor’s common stock immediately before confirmation received less than 50 percent of the voting shares of the emerging entity. The DNE Debtor Entities remain in Chapter 11 bankruptcy and continue to operate their businesses as “debtors-in-possession”.  As a result, Dynegy will deconsolidate the DNE Debtor Entities effective October 1, 2012.

The Pro Forma Financial Information is provided for informational and illustrative purposes only and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes in DH’s annual report on Form 10-K for the year ended December 31, 2011 and Dynegy’s quarterly report on Form 10-Q for the nine months ended September 30, 2012, which have been incorporated by reference into this prospectus. In addition, our historical financial statements will not be comparable to our financial statements following emergence from bankruptcy due to (i) the impact of the DMG Transfer and subsequently, the DMG Acquisition; (ii) the effects of the consummation of the Plan; and (iii) adjustments for fresh start accounting.

The unaudited pro forma condensed consolidated statements of operations have been prepared as if (i) the DMG Transfer had never occurred, (ii) the Plan was effective and (iii) we applied fresh start accounting on January 1, 2011. In addition, the unaudited pro forma condensed consolidated statements of operations have been prepared as if the DNE Debtor Entities were deconsolidated on January 1, 2009.  The unaudited pro forma condensed consolidated balance sheet has been prepared assuming (i) the DNE Debtor Entities were deconsolidated, (ii) the Plan was effective and (iii) we applied fresh start accounting on September 30, 2012. Each of these adjustments is more fully described below and within the notes to the Pro Forma Financial Information.  Subsequent to the deconsolidation of the DNE Debtor Entities, Dynegy will classify the DNE Debtor Entities as discontinued operations within its consolidated financial statements. However, the deconsolidation of the DNE Debtor Entities has not yet been reflected as discontinued operations in Dynegy’s historical financial statements. Therefore, we have included unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2010 and 2009 which assume that the deconsolidation of the DNE Debtor Entities occurred on January 1, 2009.

Prior to the Merger, DH was organized as a limited liability company and the capital structure of DH did not change until September 30, 2012.  Although Legacy Dynegy’s shares were publicly traded, DH did not have any publicly traded shares for any period presented; therefore, no loss per share is presented on our historical unaudited condensed consolidated statement of operations for any period presented.  We have included loss per share for the nine months ended September 30, 2012 and the year ended December 31, 2011 in the Pro Forma Financial Information.

DMG Transfer/Merger

As discussed above, the results of our Coal segment are not included in our historical results between September 1, 2011, the date of the DMG Transfer, and June 5, 2012, the date of the DMG Acquisition. The DMG Transfer adjustments included in the unaudited condensed consolidated statements of operations remove the effects of the DMG Transfer. Additionally, we completed the Merger on September 30, 2012.  We have also included the results of operations of Legacy Dynegy in these adjustments. Accordingly, the results of our Coal segment and Legacy Dynegy are included for all periods presented.

Deconsolidation of the DNE Debtor Entities

The DNE Debtor Entities did not emerge from Chapter 11 protection on October 1, 2012 and continue to operate their businesses as “debtors-in-possession”.  Therefore, the DNE Debtor Entities were deconsolidated as of October 1, 2012.  Subsequent to October 1, 2012, we will account for our investment in the DNE Debtor Entities using the cost method of accounting.

The balance sheet pro forma adjustments relate to the deconsolidation of the DNE Debtor Entities and recording the initial value of our investment as of September 30, 2012.  Our initial estimate of the fair value of our investment in DNE is zero.  The pro forma adjustments included in the statements of operations relate to the reclassification of the results of operations of DNE as discontinued operations during the periods presented.

As previously discussed in “Prospectus Summary-Recent Events”, we have entered into agreements to sell the Facilities. The pro forma adjustments do not consider the impact of the Facilities Sale Transactions.

Effects of Plan

The Effects of Plan adjustments included in the Pro Forma Financial Information give effect to the Plan and the transactions contemplated therein, including the discharge of administrative claims, settlement of claims allowed by the Bankruptcy Court and our recapitalization upon emergence from Chapter 11 of the Bankruptcy Code. These adjustments include:

•                                          the cancellation of any shares of Old Common Stock and any options, warrants or rights to purchase shares of Old Common Stock or other equity securities outstanding prior to the Plan Effective Date;

•                                          the issuance of approximately 100 million new shares of common stock (excluding any shares that may be issued upon the exercise of Warrants or shares that may be issued pursuant to the Dynegy LTIP) and Warrants to purchase up to approximately 15.6 million shares of common stock, to settle existing claims;

•                                          a cash payment of approximately $200 million to creditors as contemplated under the Plan; and

•                                          the elimination of interest expense related to the debt issued under the indenture governing DH’s senior notes and certain of DH’s subordinated debentures that were settled in the bankruptcy process.

Fresh Start Adjustments

Fresh start adjustments result in the allocation of reorganization value to the fair value of assets as of the Plan Effective Date. The reorganization value is intended to approximate the amount a willing buyer would pay for the assets of the company immediately after restructuring.

Under fresh start accounting, we will allocate our reorganization value to the fair value of assets in accordance with the acquisition method of accounting for business combinations. The amount remaining after allocation of the reorganization value to the fair value of identified tangible and intangible assets and liabilities, if any, will be reflected as goodwill and subject to evaluation for impairment.

Fair value estimates included in the Pro Forma Financial Information represent preliminary values and have been made solely for the purpose of developing the Pro Forma Financial Information included herein and are subject to further revisions and adjustments. Updates to such preliminary values will be completed in the periods subsequent to those reported in this prospectus and will be calculated as of our actual emergence date of October 1, 2012, and, to the extent such updates reflect a valuation different than those used in the Pro Forma Financial Information, there may be adjustments in the carrying values of certain assets and liabilities and related deferred taxes. To the extent actual valuations differ from those used in preparing the Pro Forma Financial Information, these differences will be reflected in our consolidated balance sheet upon emergence under fresh start accounting and may also affect our results of operations post-emergence from bankruptcy. As such, the following Pro Forma Financial Information is not intended to represent actual post-emergence financial condition or results of operations, and any differences could be material. In addition, the financial information incorporated by reference herein and annexed hereto, unless otherwise expressly set forth or as the context otherwise indicates, reflects our historical consolidated results of operations, financial condition and cash flows for the periods presented. That historical financial information does not reflect, among other things, any effects of the transactions contemplated by the Plan or any fresh-start adjustments, which we adopted upon our emergence from bankruptcy. Thus, such financial information will not be representative of our performance or financial condition after the Plan Effective Date.

Our reorganization value, as approved by the Bankruptcy Court, is a range of approximately $2.3 billion to approximately $3.6 billion. For pro forma purposes, our reorganization value is approximately $2.7 billion. The reorganization value was determined using a sum-of-the-parts discounted cash flow analysis. The discounted cash flow analysis is a forward-looking enterprise valuation methodology that estimates the value of an asset or business by calculating the present value of expected future cash flows to be generated by that asset or business. Under this methodology, projected future cash flows are discounted by the business’s weighted average cost of capital. The application of this financial analysis methodology requires certain key judgments and assumptions, including the amount of cash available to fund operations, industry performance, business and economic conditions and other matters. This range of values are subject to uncertainties and contingencies that are difficult to predict and as a result, are not necessarily indicative of actual outcomes, which may be significantly more or less favorable.

Pro Forma Financial Information

The unaudited pro forma condensed consolidated balance sheet is presented as of September 30, 2012, and the unaudited pro forma condensed consolidated statements of operations are presented for the fiscal year ended December 31, 2011 and for the nine months ended September 30, 2012. The following Pro Forma Financial Information was prepared by applying adjustments to historical consolidated financial statements. These adjustments give effect to the Plan and fresh start accounting, reflecting our post-emergence financial statements as if the emergence date had occurred on January 1, 2011 for the unaudited pro forma condensed consolidated statements of operations and on September 30, 2012 for the unaudited pro forma condensed consolidated balance sheet.  We have also included pro forma condensed consolidated statements of operations for the years ended December 31, 2010 and 2009 to reflect the deconsolidation of the DNE Debtor Entities effective January 1, 2009.

The Pro Forma Financial Information does not purport to represent what our actual results of operations or financial position would have been had the Plan become effective or had the other transactions described above occurred on January 1, 2009, January 1, 2011, or September 30, 2012, as the case may be. In addition, the dollar amount of new equity and stockholders’ equity on the unaudited pro forma condensed consolidated balance sheet is not an estimate of the market value of our common stock or any other shares of capital stock as of the Plan Effective Date or at any other time. We make no representations as to the market value, if any, of our common stock or of any other shares of capital stock.

DYNEGY INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Nine Months Ended September 30, 2012
	As Reported (a)	DMG Transfer/ Merger (b)	Deconsolidation of DNE (c)	Effects of Plan (d)	Fresh Start Adjustments		Pro Forma
	(in millions, except per share data)

Revenues	$1,042	$230	$(61)	$—	$(61	)(e)	$1,150
Cost of sales	(697)	(132)	35	—	(51	)(f)	(845)
Gross margin, exclusive of depreciation shown separately below	345	98	(26)	—	(112)		305
Operating and maintenance expense, exclusive of depreciation shown separately below	(196)	(69)	46	—	2	(g)	(217)
Depreciation and amortization expense	(110)	(78)	—	—	97	(h)	(91)
General and administrative expenses	(66)	(14)	—	—	1	(g)	(79)
Operating income (loss)	(27)	(63)	20	—	(12)		(82)
Bankruptcy reorganization charges	(252)	—	49	203	—		—
Interest expense	(121)	(24)	1	—	23	(i)	(121)
Impairment of Undertaking receivable, affiliate	(832)	832	—	—	—		—
Other income and expense, net	31	(24)	—	—	—		7
Income (loss) before income taxes	(1,201)	721	70	203	11		(196)
Income tax benefit	9	—	—	—	—	(j)	9
Net income (loss)	$(1,192)	$721	$70	$203	$11		$(187)

Basic loss per share							$(1.87)
Diluted loss per share							$(1.87)

Basic shares outstanding							100
Diluted shares outstanding							100

See accompanying notes to the unaudited pro forma condensed consolidated financial statements

DYNEGY INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Twelve Months Ended December 31, 2011
	As Reported (k)	DMG Transfer/ Merger (b)	Deconsolidation of DNE (c)	Effects of Plan (d)	Fresh Start Adjustments		Pro Forma
	(in millions, except per share data)

Revenues	$1,437	$197	$(104)	$—	$(82	)(e)	$1,448
Cost of sales	(931)	(101)	65	—	(133	)(f)	(1,100)
Gross margin, exclusive of depreciation shown separately below	506	96	(39)	—	(215)		348
Operating and maintenance expense, exclusive of depreciation shown separately below	(364)	(65)	110	—	4	(g)	(315)
Depreciation and amortization expense	(288)	(50)	(7)	—	224	(h)	(121)
Impairment and other charges	(7)	5	2	—	—		—
Gain on sale of assets	1	—	(1)	—	—		—
General and administrative expenses	(102)	(44)	—	—	2	(g)	(144)
Operating income (loss)	(254)	(58)	65	—	15		(232)
Bankruptcy reorganization charges	(666)	—	314	352	—		—
Interest expense	(349)	(39)	1	248	13	(i)	(126)
Debt extinguishment costs	(21)	—	—	—	—		(21)
Other income and expense, net	35	(31)	—	—	—		4
Income (loss) before income taxes	(1,255)	(128)	380	600	28		(375)
Income tax benefit (expense)	315	—	—	—	(315	)(j)	—
Net income (loss)	$(940)	$(128)	$380	$600	$(287)		$(375)

Basic loss per share							$(3.75)
Diluted loss per share							$(3.75)

Basic shares outstanding							100
Diluted shares outstanding							100

See accompanying notes to the unaudited pro forma condensed consolidated financial statements

DYNEGY INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Twelve Months Ended December 31, 2010
	As Reported (k)	Deconsolidation of DNE (c)	Pro Forma
	(in millions)

Revenues	$2,323	$(264)	$2,059
Cost of sales	(1,181)	121	(1,060)
Gross margin, exclusive of depreciation shown separately below	1,142	(143)	999
Operating and maintenance expense, exclusive of depreciation shown separately below	(450)	120	(330)
Depreciation and amortization expense	(392)	(5)	(397)
Impairment and other charges	(148)	2	(146)
General and administrative expenses	(158)	—	(158)
Operating loss	(6)	(26)	(32)
Losses from unconsolidated investments	(62)	—	(62)
Interest expense	(363)	—	(363)
Other income and expense, net	4	—	4
Loss from continuing operations before income taxes	(427)	(26)	(453)
Income tax benefit	184	9 (l)	193
Loss from continuing operations	$(243)	$(17)	$(260)

See accompanying notes to the unaudited pro forma condensed consolidated financial statements

DYNEGY INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Twelve Months Ended December 31, 2009
	As Reported (k)	Deconsolidation of DNE (c)		Pro Forma
	(in millions)

Revenues	$2,468	$(273)		$2,195
Cost of sales	(1,194)	134		(1,060)
Gross margin, exclusive of depreciation shown separately below	1,274	(139)		1,135
Operating and maintenance expense, exclusive of depreciation shown separately below	(521)	123		(398)
Depreciation and amortization expense	(335)	8		(327)
Goodwill impairments	(433)	—		(433)
Impairment and other charges, exclusive of goodwill impairments separately above	(538)	212		(326)
Loss on sale of assets	(124)	—		(124)
General and administrative expenses	(159)	—		(159)
Operating loss	(836)	204		(632)
Losses from unconsolidated investments	(72)	—		(72)
Interest expense	(415)	—		(415)
Debt extinguishment costs	(46)	—		(46)
Other income and expense, net	10	—		10
Loss from continuing operations before income taxes	(1,359)	204		(1,155)
Income tax benefit	313	(71	)(l)	242
Loss from continuing operations	$(1,046)	$133		$(913)

See accompanying notes to the unaudited pro forma condensed consolidated financial statements

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(a)                                 Represents our unaudited condensed consolidated statement of operations as reported in our Form 10-Q for the period ended September 30, 2012, as filed with the SEC on November 7, 2012.

(b)                                 As previously discussed, we completed the DMG Transfer on September 1, 2011.  Accordingly, the results of our Coal segment are only included in our 2011 consolidated results for the period from January 1, 2011 through August 31, 2011. The DMG Transfer adjustments in 2011 include the results of our Coal segment for the period from September 1, 2011 through December 1, 2011 and removes the interest income associated with the undertaking agreement between DH and Legacy Dynegy as the undertaking was issued in connection with the DMG Transfer and settled with the DMG Acquisition.

Furthermore, we completed the DMG Acquisition on June 5, 2012. Accordingly, the results of our Coal segment are only included in our 2012 consolidated results for the period from June 6, 2012 through September 30, 2012. The DMG Transfer adjustments in 2012 include the result of our Coal segment for the period from January 1, 2012 through June 5, 2012 and removes the interest income and the impairment of the undertaking receivable.

Additionally, we completed the Merger on September 30, 2012. These adjustments also include the results of operations related to Legacy Dynegy for all periods presented.

(c)                                  As previously discussed, the DNE Debtor Entities did not emerge from protection under Chapter 11 of the Bankruptcy Code. Accordingly, the DNE Debtor Entities will be deconsolidated as of October 1, 2012. These adjustments remove the historical operating results of the DNE Debtor Entities for the periods presented.

(d)                                 The Effects of Plan adjustments remove the bankruptcy reorganization charges incurred during the period presented.  Furthermore, in 2011, the adjustments remove the interest expense associated with the senior notes and debentures that were settled in the bankruptcy process. No adjustment to interest expense was necessary in 2012 because we ceased accruing interest expense upon commencement of the DH Chapter 11 Cases on November 7, 2011.

(e)                                  In connection with fresh start accounting, we are required to fair value intangible assets and liabilities, including certain contracts that have not historically been accounted for at market value. These adjustments reflect the amortization of intangible assets and liabilities related to capacity contracts, energy contracts and tolling agreements. Using an estimated average useful life of 3 to 52 months, we estimated the decrease in revenues to be $61 million and $82 million for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively.

(f)                                   In connection with fresh start accounting, we are required to fair value intangible assets and liabilities, including certain contracts that have not historically been accounted for at market value. These adjustments reflect the amortization of intangible assets and liabilities related to coal and transportation contracts. Using an estimated average useful life of 3 to 39 months, the estimated increase to cost of sales is $51 million and $133 million for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively.

(g)                                  Reflects the elimination of other postretirement employee benefit and pension expense amortized through accumulated other comprehensive income (loss).

(h)                                 Amount represents the adjustment to depreciation expense as a result of changes to the value of property, plant and equipment upon the application of fresh start accounting. Using an estimated remaining useful life of 3 to 37 years, we estimated the decrease in depreciation expense to be $97 million and $224 million for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively.

(i)                                     Amount represents the adjustments to interest expense related to (i) the amortization of the premium based on the fair value of the Credit Agreements on October 1, 2012 and (ii) the elimination of historical amortization expense associated with the deferred financing costs and discounts related to the Credit Agreements.

(j)                                   Our net deferred tax assets were fully reserved as of September 30, 2012 and December 31, 2011.  Furthermore, we expect our net deferred tax assets will be fully reserved upon emergence.  Therefore, we have adjusted our tax provision to show no tax benefit associated with the pro forma net loss for the periods presented.

(k)                                 Represents our consolidated statement of operations for the period indicated as reported in the DH Form 10-K for the period ended December 31, 2011, as filed with the SEC on September 18, 2012.

(l)                                     Represents the estimated tax impact related to the deconsolidation of the DNE Debtor Entities, calculated using the statutory rate of 35 percent.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

	As of September 30, 2012
		Deconsolidation		Fresh Start
	As Reported (a)	of DNE (b)	Effects of Plan (c)	Adjustments		Pro Forma
			(in millions)

Current Assets
Cash and cash equivalents	$677	$(22)	$(200)	$—		$455
Restricted cash and investments	357	—	—	—		357
Accounts receivable, net	131	—	—	—		131
Inventory	125	(23)	—	1	(d)	103
Assets from risk-management activities	563	—	—	—		563
Assets from risk-management activities, affiliate	—	2	—	—		2
Broker margin account	43	—	—	—		43
Intangible assets	211	—	—	58	(e)	269
Prepayments and other current assets	124	(19)	—	(5	)(f)	100
Total current assets	2,231	(62)	(200)	54		2,023
Property, plant and equipment, net	3,270	—	—	(202	)(g)	3,068
Restricted cash and investments	289	—	—	—		289
Assets from risk-management activities	16	—	—	—		16
Intangible assets	96	—	—	33	(e)	129
Other long-term assets	69	—	—	(16	)(f)	53
Total assets	$5,971	$(62)	$(200)	$(131)		$5,578

Current Liabilities
Accounts payable	$92	$—	$—	$—		$92
Accounts payable, affiliate	—	1	—	—		1
Accrued interest	1	—	—	—		1
Accrued liabilities and other current liabilities	133	(29)	—	(3	)(h)	101
Liabilities from risk-management activities	625	—	—	—		625
Liabilities from risk-management activities, affiliate	—	3	—	—		3
Notes payable and current portion of long-term debt	16	—	—	20	(i)	36
Total current liabilities	867	(25)	—	17		859
Liabilities subject to compromise	4,290	(50)	(4,240)	—		—
Long-term debt	1,661	—	—	66	(i)	1,727
Liabilities from risk-management activities	48	—	—	—		48
Other long-term liabilities	255	(30)	—	36	(j)	261
Total liabilities	7,121	(105)	(4,240)	119		2,895

Stockholders’/Member’s Equity (deficit)
Common stock, predecessor	1	—	(1)	—		—
Common stock, successor	—	—	1	—		1
Additional paid-in-capital, predecessor	5,159	—	(5,159)	—		—
Additional paid-in-capital, successor	—	—	2,657	—		2,657
Warrants, successor	—	—	25	—		25
Accumulated other comprehensive loss, net of tax	(24)	—	24	—		—
Accumulated equity (deficit)	(6,286)	43	6,493	(250)		—
Total stockholders’ equity (deficit)	(1,150)	43	4,040	(250)		2,683
Total liabilities and stockholders’ equity (deficit)	$5,971	$(62)	$(200)	$(131)		$5,578

See accompanying notes to the unaudited pro forma condensed consolidated financial statements

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(a)                                 Represents our unaudited condensed consolidated balance sheet as reported in our Form 10-Q for the period ended September 30, 2012, as filed with the SEC on November 7, 2012.

(b)                                 Reflects the deconsolidation of the DNE Debtor Entities as of October 1, 2012.  As discussed above, the DNE Debtor Entities did not emerge from protection under Chapter 11 of the Bankruptcy Code; therefore, the DNE Debtor Entities will be deconsolidated as of October 1, 2012.  These adjustments (i) remove the balances associated with the DNE Debtor Entities from our September 30, 2012 balance sheet; (ii) impair the $13 million note receivable, which is included in Prepayments and other current assets, related to the debtor-in-possession financing provided by us to the DNE Debtor Entities; and (iii) moves balances related to service agreements and risk management activities to affiliate accounts.

(c)                                  Represents amounts recorded for the implementation of the Plan on the Effective Date. This includes the settlement of liabilities subject to compromise through a cash payment of approximately$200 million, the authorization and distribution of New Common Stock and Warrants, and the cancellation of the Old Common Stock. Additionally, these adjustments remove the historical accumulated deficit of the predecessor. The following reflects the calculation of the total pre-tax gain (amounts in millions):

Liabilities subject to compromise		$4,240
Less:	Common stock, successor (at par)	(1)
	Additional paid-in-capital, successor	(2,657)
	Warrants, successor	(25)
	Cash payment	(200)
Total pre-tax gain		$1,357

(d)                                 Reflects fair value adjustments related to material and supplies inventory.

(e)                                  Reflects the fair value adjustment for short-term and long-term identifiable intangible assets of $58 million and $33 million, respectively. These contracts consist of in-the-money capacity contracts, tolling agreements and rail transportation contracts.

(f)                                   Reflects the adjustments to eliminate historical short-term and long-term deferred financing costs of $5 million and $16 million, respectively.

(g)                                  Represents the adjustment required to present property, plant and equipment at its estimated fair value of approximately $3.1 billion as of October 1, 2012.

(h)                                 Represents the fair value adjustment needed to record transportation and coal contracts included in accrued liabilities and other current liabilities at fair value.

(i)                                     Reflects the amounts required to present the debt at its estimated fair value. The amount has been allocated between the current portion of long-term debt and long-term debt based on the principal amounts and amortization of the premium expected to occur over the next twelve months.

(j)                                    Reflects the fair value adjustment to other long-term liabilities which is comprised of a $41 million increase in our pension liabilities and a $2 million increase in our asset retirement obligations, partially offset by a $7 million decrease in liabilities related to the long-term portion of unfavorable contracts as discussed in (h) above.

DIVIDEND POLICY

We have paid no cash dividends on our common stock and have no current intention of doing so. Any future determination to pay cash dividends will be at the discretion of our Board, subject to applicable limitations under Delaware law, and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our Board.

MANAGEMENT

Board of Directors

Set forth below are the name, age, position and a description of the business experience and certain other past and present directorships of each of our directors as of February 12, 2013.

Director	Position(s)	Age as of February 12, 2013	Served with Dynegy Since
Pat Wood, III	Chairman	50	2012
Robert C. Flexon	Director, President and Chief Executive Officer	54	2011
Hilary E. Ackermann	Director	56	2012
Paul M. Barbas	Director	56	2012
Richard Lee Kuersteiner	Director	73	2012
Jeffrey S. Stein	Director	43	2012
John R. Sult	Director	53	2012

Pat Wood, III became a member of our Board on October 1, 2012.  Mr. Wood is serving as the Board’s non-executive Chairman and has served as a principal of Wood3 Resources, an energy infrastructure developer, since July 2005. From 2001 until July 2005, Mr. Wood served as chairman of the Federal Energy Regulatory Commission.  From 1995 until 2001, he chaired the Public Utility Commission of Texas. Prior to 1995, Mr. Wood was an attorney with Baker & Botts, a global law firm, and an associate project engineer with Arco Indonesia, an oil and gas company, in Jakarta. Mr. Wood currently also serves on the boards of directors of Quanta Services Inc. and SunPower Corp.

Robert C. Flexon has served as the Company’s President and Chief Executive Officer since July 2011 and a director of the Company since June 2011. Prior to joining the Company, Mr. Flexon served as the Chief Financial Officer of UGI Corporation, a distributor and marketer of energy products and related services from February 2011 to July 2011. Mr. Flexon was the Chief Executive Officer of Foster Wheeler AG from June 2010 until October 2010 and the President and Chief Executive Officer of Foster Wheeler USA from November 2009 until May 2010. Prior to joining Foster Wheeler, Mr. Flexon was Executive Vice President and Chief Financial Officer of NRG Energy, Inc. from February 2009 until November 2009. Mr. Flexon previously served as Executive Vice President and Chief Operating Officer of NRG Energy from March 2008 until February 2009 and as its Executive Vice President and Chief Financial Officer from 2004 to March 2008. Prior to joining NRG Energy, Mr. Flexon held executive positions with Hercules, Inc. and various key positions, including General Auditor, with Atlantic Richfield Company. Mr. Flexon served on the board of directors of Foster Wheeler from 2006 until 2009 and from May 2010 until October 2010.

Hilary E. Ackermann became a member of our Board on October 1, 2012.  Ms. Ackermann was Chief Risk Officer with Goldman Sachs Bank USA from October 2008 to 2011. In this role, she managed Credit, Market and Operational Risk for Goldman Sach’s commercial bank; developed the bank’s risk management infrastructure including policies and procedures and processes; maintained ongoing relationship with bank regulators including New York Fed, NY State Banking Department and the FDIC; chaired Operational risk, Credit risk and Middle Market Loan Committees; served as Vice Chair of Bank Risk Committee; was a member of Community Investment, Business Standards and New Activities Committees; was a member of GS Group level Credit Policy and Capital Committees; and chaired GS Group level Operational Risk Committee. Ms. Ackermann served as Managing Director, Credit Department of Goldman, Sachs & Co. from January 2002 until October 2008, as VP, Credit Department from 1989 to 2001, and as an Associate in the Credit Department from 1985 to 1988. Prior to joining Goldman, Sachs, Ms. Ackermann served as Assistant Department Head of Swiss Bank Corporation from 1981 until 1985.

Paul M. Barbas became a member of our Board on October 1, 2012.  Prior to joining the Company, Mr. Barbas was President and Chief Executive Officer of DPL Inc. and its principal subsidiary, The Dayton Power and Light Company (DP&L), from October 2006 until December 2011. He also served on the board of directors of DPL Inc. and DP&L. He previously served as Executive Vice President and Chief Operating Officer of Chesapeake Utilities Corporation, a diversified utility company engaged in natural gas distribution, transmission and marketing, propane gas distribution and wholesale marketing and other related services from 2005 until October 2006, as Executive Vice President from 2004 until 2005, and as President of Chesapeake Service Company and Vice President of Chesapeake Utilities Corporation, from 2003 until 2004. From 2001 until 2003, he was Executive Vice President of Allegheny Power, responsible for the operational and strategic functions of a $2.7 billion company serving 1.6 million customers with 3,200 employees. He joined Allegheny Energy in 1999 as President of its Ventures unit.

Richard Lee Kuersteiner became a member of our Board on October 1, 2012.  Mr. Kuersteiner was a member of the Franklin Templeton Investments legal department in San Mateo, California from 1990 until May 2012. Mr. Kuersteiner has a strong interest in good corporate governance practices and is a long-standing member of the Stanford Institutional Investors Forum. At Franklin he served in various capacities including as Associate General Counsel and Director of Restructuring and Managing Corporate Counsel. For many years he also was an officer of virtually all of the Franklin, Templeton and Mutual Series funds. In February 2010 when R H Donnelley Corporation emerged from Chapter 11 bankruptcy as Dex One Corporation, he joined its board of directors and is currently a member of the Audit and Finance Committee, the Compensation and Benefits Committee and Chair of the Corporate Governance Committee. Additionally, Mr. Kuersteiner is a director of each of the nine wholly-owned Dex One subsidiaries.

Jeffrey S. Stein became a member of our Board on October 1, 2012.  Mr. Stein is a Co-Founder and Managing Partner of Power Capital Partners LLC a private equity firm founded in January 2011. Mr. Stein is an investment professional with over 19 years of experience in the high yield, distressed debt and special situations asset class who has substantial experience investing in the merchant power and regulated electric utility industries. He has invested in numerous power companies representing a broad array of power plants diversified by fuel source, position on the dispatch curve, geographic location and technology. In addition, Mr. Stein has been actively involved in the hedging, refinancing, restructuring and sale of various power assets. Previously Mr. Stein was a Co-Founder and Principal of Durham Asset Management LLC, a global event-driven distressed debt and special situations asset management firm. From January 2003 through December 2009, Mr. Stein served as the Co-Director of Research at Durham responsible for the identification, evaluation and management of investments for the various Durham portfolios. From July 1997 to December 2002, Mr. Stein was a Director at The Delaware Bay Company, Inc. From September 1991 to August 1995, Mr. Stein was an Associate at Shearson Lehman Brothers in the Capital Preservation & Restructuring Group. Mr. Stein currently serves on the boards of Directors of Granite Ridge Holdings, LLC, and US Power Generating Company. Mr. Stein previously served as a member of the board of directors of KGen Power Corporation.

John R. Sult became a member of our Board on October 1, 2012.  Mr. Sult was Executive Vice President and Chief Financial Officer of El Paso Corporation from March 2010 until May 2012. He previously served as Senior Vice President and Chief Financial Officer from November 2009 until March 2010, and as Senior Vice President and Controller from November 2005 until November 2009. Mr. Sult served as Executive Vice President and Chief Financial Officer and director of El Paso Pipeline GP Company, L.L.C. from July 2010 until May 2012, as Senior Vice President and Chief Financial Officer from November 2009 until July 2010, and as Senior Vice President, Chief Financial Officer and Controller from August 2007 until November 2009. Mr. Sult also served as Chief Accounting Officer of El Paso Corporation and as Senior Vice President, Chief Financial Officer and Controller of El Paso’s Pipeline Group from November 2005 to November 2009. Prior to joining El Paso, Mr. Sult served as Vice President and Controller of Halliburton Energy Services from August 2004 until October 2005. Prior to joining Halliburton, Mr. Sult managed an independent consulting practice that provided a broad range of finance and accounting advisory services and assistance to public companies in the energy industry. Prior to private practice, Mr. Sult was an audit partner with Arthur Andersen

LLP where he gained over 20 years of experience working with public and private companies in the energy industry. Mr. Sult currently serves on the private board of directors of Melior Technology Inc.

Executive Officers

The following table sets forth the name and positions of our executive officers as of February 12, 2013, together with their ages and period of service with us.

Executive Officer	Position	Age as of February 12, 2013	Served with Dynegy Since
Robert C. Flexon	President and Chief Executive Officer	54	2011
Clint C. Freeland	Executive Vice President and Chief Financial Officer	44	2011
Carolyn J. Burke	Executive Vice President and Chief Administrative Officer	45	2011
Catherine B. Callaway	Executive Vice President, General Counsel and Chief Compliance Officer	47	2011
Henry D. Jones	Executive Vice President and Chief Commercial Officer	52	2013
Mario E. Alonso	Vice President, Strategic Development	41	2001

The executive officers named above will serve in such capacities until the next annual meeting of our Board, or until their respective successors have been duly elected and qualified, or until their earlier death, resignation, disqualification or removal from office.

Robert C. Flexon has served as our President and Chief Executive Officer since July 2011 and a director of Dynegy since June 2011. Prior to joining Dynegy, Mr. Flexon served as the Chief Financial Officer of UGI Corporation, a distributor and marketer of energy products and related services since February 2011. Mr. Flexon was the Chief Executive Officer of Foster Wheeler AG from June 2010 until October 2010 and the President and Chief Executive Officer of Foster Wheeler USA from November 2009 until May 2010. Prior to joining Foster Wheeler, Mr. Flexon was Executive Vice President and Chief Financial Officer of NRG Energy, Inc. from February 2009 until November 2009. Mr. Flexon previously served as Executive Vice President and Chief Operating Officer of NRG Energy from March 2008 until February 2009 and as its Executive Vice President and Chief Financial Officer from 2004 to 2008. Prior to joining NRG Energy, Mr. Flexon held executive positions with Hercules, Inc. and various key positions, including General Auditor, with Atlantic Richfield Company. Mr. Flexon served on the board of directors of Foster Wheeler from 2006 until 2009 and from May 2010 until October 2010.

Clint C. Freeland has served as our Executive Vice President and Chief Financial Officer since July 2011. Mr. Freeland is responsible for our financial affairs, including finance and accounting, treasury, tax and banking and credit agency relationships. Prior to joining Dynegy, Mr. Freeland served as Senior Vice President, Strategy & Financial Structure of NRG Energy since February 2009. Mr. Freeland served as NRG Energy’s Senior Vice President and Chief Financial Officer from February 2008 to February 2009 and its Vice President and Treasurer from April 2006 to February 2008. Prior to joining NRG, Mr. Freeland held various key financial roles within the energy sector.

Carolyn J. Burke has served as our Executive Vice President and Chief Administrative Officer since August 2011. Ms. Burke is responsible for managing key corporate functions including Information Technology, Human Resources, Investor Relations and communications. In addition, Ms. Burke oversees our cost savings initiative known as “PRIDE.” Prior to joining Dynegy, Ms. Burke served as Global Controller for J.P. Morgan’s Global Commodities business since March 2008. Ms. Burke served as NRG Energy’s Vice President and Corporate Controller from September 2006 to March 2008 and its Executive Director of Planning and Analysis from April 2004 to September 2006. Prior to joining NRG, Ms. Burke held various key financial roles at Yale University, the University of Pennsylvania and at Atlantic Richfield Company (now British Petroleum).

Catherine B. Callaway has served as our Executive Vice President and General Counsel since September 2011 and Chief Compliance Officer since June 2012. Ms. Callaway is responsible for managing all legal affairs, including legal services supporting Dynegy’s operational, commercial and corporate areas, as well as ethics and compliance. Prior to joining Dynegy, Ms. Callaway served as General Counsel for NRG Gulf Coast and Reliant Energy since August 2011. Ms. Callaway served as General Counsel for NRG Texas and Reliant Energy from August 2010 to August 2011 and as General Counsel for NRG Texas from November 2007 to August 2010. Prior to joining NRG, Ms. Callaway held various key legal roles at Calpine Corporation, Reliant Energy, The Coastal Corporation and Chevron.

Henry D. Jones is expected to begin serving as our Executive Vice President and Chief Commercial Officer no later than May 2, 2013.  Mr. Jones will be responsible for Dynegy’s commercial and asset management functions for its power generation business.  In addition, Mr. Jones will lead a team that develops and executes both hedging and term contracting options for the entire fleet. He will report to Robert C. Flexon, Dynegy’s President and Chief Executive Officer, and serve on the executive management team.  Prior to joining Dynegy, Mr. Jones served as Managing Director, North American Power and Gas Sales, and Origination at Deutsche Bank since May 2010, and managed Deutsche Bank’s North American Power and Gas trading activity since August 2012. Prior to joining Deutsche Bank, Mr. Jones was the Chief Operating Officer and Head of Trading at EDF Trading North America from August 2009 to February 2010, Head of Electricity Trading at EDF Trading Markets Limited from August 2008 to July 2009, and Director of Renewable Fuels Trading from July 2007 to July 2008.

Mario E. Alonso has served as our Vice President, Strategic Development since June 2012 and is a member of Dynegy’s Executive Management Team.  Mr. Alonso is responsible for leading the Company’s strategic planning and corporate development activities.  Mr. Alonso most recently served as Vice President and Treasurer from July 2011 to June 2012.  He previously served as Vice President—Strategic Planning from December 2008 to July 2011 and as Managing Director—Strategic Planning from June 2007 to December 2008.  Prior to June 2007, Mr. Alonso served in various roles within the Company’s Strategic Planning and Treasury Departments.  Prior to joining Dynegy in 2001, Mr. Alonso was with Enron Corporation commencing in 1999.

Governance Documents

On October 30, 2012, our Board unanimously adopted amended and restated Corporate Governance Guidelines. The Corporate Governance Guidelines, which were developed and recommended by the Corporate Governance and Nominating Committee, are posted in the “Corporate Governance” section of our web site at www.dynegy.com. The Corporate Governance Guidelines and the documents listed below are also available upon request to our Corporate Secretary.

•                  Third Amended and Restated Certificate of Incorporation;

•                  Fourth Amended and Restated Bylaws;

•                  Code of Business Conduct and Ethics;

•                  Code of Ethics for Senior Financial Professionals;

•                  Related Party Transactions Policy;

•                  Complaint and Reporting Procedures for Accounting and Auditing Matters (Whistleblower Policy);

•                  Policy for Communications with Directors;

•                  Audit Committee Charter;

•                  Compensation and Human Resources Committee Charter;

•                  Corporate Governance and Nominating Committee Charter; and

•                  Finance and Commercial Oversight Committee Charter.

Corporate Governance Guidelines

Our Corporate Governance Guidelines govern the qualifications and conduct of our Board. The Corporate Governance Guidelines address, among other things:

•                  The independence and other qualifications of our Board members, with respect to which we require that at least 75% of our Board members be independent of Dynegy and our management;

•                  The requirement that any director nominee in an uncontested election who receives a greater number of votes “withheld” for his or her election than votes “for” such election must offer his or her resignation to our Board;

•                  The regular meetings of our non-employee and independent directors and the role and duties of the Chairman of our Board;

•                  The nomination of persons for election to our Board;

•                  The evaluation of performance of our Board and its committees;

•                  Our expectation that our Board members will attend all annual stockholder meetings;

•                  Compensation of our Board and stock ownership guidelines for non-employee directors;

•                  The Chairman of our Board, or Chairman, and Chief Executive Officer positions;

•                  The approval of the compensation of the Chief Executive Officer;

•                  The review of development and succession plans for the Chief Executive Officer and other executive officers;

•                  The review of performance-based compensation of our senior executives following a restatement that impacts the achievement of performance targets relating to that compensation; and

•                  The Company’s policy on pledging Company securities.

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics applies to all of our directors, officers and employees. The key principles of this code include acting legally and ethically, notifying appropriate persons upon becoming aware of issues, obtaining confidential advice and dealing fairly with our stakeholders.

Code of Ethics for Senior Financial Professionals

Our Code of Ethics for Senior Financial Professionals applies to our Chief Executive Officer, Chief Financial Officer, Controller and other designated senior financial professionals. The key principles of this code include acting legally and ethically, promoting honest business conduct and providing timely and meaningful financial disclosures to our stockholders.

Complaint and Reporting Procedures for Accounting and Auditing Matters

Our Complaint and Reporting Procedures for Accounting and Auditing Matters provide for (1) the receipt, retention and treatment of complaints, reports and concerns regarding accounting, internal accounting controls or auditing matters, and (2) the confidential, anonymous submission of complaints, reports and concerns by employees regarding questionable accounting or auditing matters, in each case relating to Dynegy. Complaints may be made through a toll-free “Integrity Helpline” telephone number, operated by an independent third-party, and a dedicated email address. Complaints received are logged by the Ethics and Compliance Office, communicated to the chairman of our Audit Committee, and investigated, under the supervision of our Audit Committee, by our Internal Audit department or Ethics and Compliance Office. In accordance with applicable law, these procedures prohibit us from taking adverse action against any person submitting a good faith complaint, report or concern.

Policy for Communications with Directors

Our Policy for Communications with Directors provides a means for stockholders and other interested parties to communicate with the Board. Under this policy stockholders and other interested parties may communicate with the Board or specific members of the Board by sending a letter to Dynegy Inc., Communications with Directors, Attn: Secretary, 601 Travis, Suite 1400, Houston, Texas 77002.

Director Attendance at Annual Meeting

As detailed in our Corporate Governance Guidelines, Board members are requested and encouraged to attend the Annual Meeting.

Board Leadership Structure; Separation of Positions of Chairman and Chief Executive Officer

As discussed in our Corporate Governance Guidelines, the Board believes the position of the Chairman should be held by a non-management director and not by the Chief Executive Officer. Upon recommendation of the Corporate Governance and Nominating Committee, the Board may review the policy from time to time to assess whether it continues to serve the best interests of the Company and the stockholders.

Since July 11, 2011, Mr. Flexon has served as our President and Chief Executive Officer, replacing E. Hunter Harrison. Mr. Harrison then resumed his role as an independent director and served as non-executive Chairman of the Board.  Effective December 16, 2011, Mr. Harrison resigned from his position on the Board and the Board appointed Thomas W. Elward as non-executive Chairman of the Board. Effective September 30, 2012, Mr. Elward resigned as Chairman of the Board and as a member of the Board. The Board appointed Mr. Wood as non-executive Chairman of the Board effective October 1, 2012.

Mr. Flexon, as President and Chief Executive Officer, is responsible for setting the strategic direction for the Company and the day-to-day leadership and performance of the Company, while Mr. Wood, as Chairman, provides overall leadership to the Board in its oversight function and presides over all sessions of the Board.

Director Independence

Our Board is comprised of seven directors, six of which are independent directors as defined in the NYSE Listed Company Manual.

Committees

Committee Composition. The current members of each of the committees of the Board, as well as the current Chairman of each of the committees of the Board, are identified in the following paragraphs.

Audit Committee. The Audit Committee, is comprised of John Sult (Chairman), Hilary Ackermann, and Paul Barbas. Each member of the Audit Committee is independent as defined in the NYSE Listed Company Manual. The Audit Committee assists the Board in its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements and our Code of Business Conduct and Ethics, our independent auditors’ qualifications and independence and the performance of our internal audit function, the business ethics and compliance function and the independent auditors.

Compensation and Human Resources Committee. The Compensation Committee is comprised of Paul Barbas (Chairman), Richard Kuersteiner and Jeffrey Stein. Each member of the Compensation Committee is independent as defined in the NYSE Listed Company Manual. The purpose of the Compensation Committee is to assist our Board in fulfilling the Board’s oversight responsibilities on matters relating to executive compensation, oversee our overall compensation strategy and our equity-based compensation plans, prepare the annual Compensation Committee report required by the rules of the SEC and review and discuss with our management the Compensation Discussion and Analysis to be included in our annual proxy statement to stockholders. The Compensation Committee does not assist the Board with respect to director compensation, which is the responsibility of the Corporate Governance and Nominating Committee. For more information regarding the role and scope of authority of the Compensation Committee in determining executive compensation, see “Item 11—Executive Compensation” contained in Dynegy’s Annual Report on form 10-K/A for the fiscal year ended December 31, 2011 which is incorporated by reference herein.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is comprised of Richard Kuersteiner (Chairman), Jeffrey Stein, and Pat Wood. Each member of the Nominating Committee is independent as defined in the NYSE Listed Company Manual. The Nominating Committee is responsible for identifying director nominees, assisting the Board with respect to director compensation, developing and reviewing our Corporate Governance Guidelines, succession planning and overseeing the evaluation of the Board and management.

Finance and Commercial Oversight Committee. The Finance and Commercial Oversight Committee is comprised of Hilary Ackermann (Chairman), Jeffery Stein and John Sult. The Finance and Commercial Oversight Committee is responsible for oversight of the Company’s capital structure, financing and treasury matters and oversight of management’s process for the identification, evaluation and mitigation of financial and commercial-related risks to the Company.

Compensation Committee Interlocks and Insider Participation

The Compensation and Human Resources Committee is currently comprised of Paul Barbas (Chairman), Richard Kuersteiner and Jeffrey Stein. None of these members is a current or former officer or employee of Dynegy or any of its subsidiaries, is involved in any relationship requiring disclosure as an interlocking executive officer or director, or had any relationship requiring disclosure under Item 404 of Regulation S-K.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of February 12, 2013 regarding the beneficial ownership of our common stock by:

•   each of our directors;

•   each of our named executive officers;

•   each holder of more than 5% of our outstanding shares of common stock; and

•   all of our directors and executive officers as a group.

Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of February 12, 2013 is deemed to be outstanding and beneficially owned by the person holding the options and common stock issuable upon vesting of restricted stock units that are vested or will vest within 60 days of February 12, 2013 is deemed to be outstanding and beneficially owned by the person holding the restricted stock units. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 100,000,000 shares of common stock outstanding as of February 12, 2013. Except as disclosed in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

All percentages and share amounts are approximate based on current information available to us. The information available to us may be incomplete.

Unless otherwise noted, the address for each person listed on the table is c/o Dynegy Inc., 601 Travis, Suite 1400, Houston, Texas 77002. The address for Franklin Advisers, Inc. is One Franklin Parkway,  San Mateo, California  94403.

	Amount and Nature of Shares Beneficially Owned (1)
Name	Number	Percent of Class
5% Stockholders
Franklin Advisers, Inc. (2)	32,931,493	32.4%
Luminus Management, LLC	9,720,083	9.7%
Geveran Investments Limited	7,330,571	7.3%
Oaktree Capital Management, LP	7,233,893	7.2%
JPMorgan Chase & Co.	5,100,060	5.1%

Executive Officers and Directors
Robert C. Flexon (3)	18,679	*
Clint C. Freeland (4)	3,873	*
Catherine B. Callaway (5)	1,232	*
Carolyn J. Burke (6)	1,081	*
Mario E. Alonso (7)	448	*
Henry D. Jones	—	*
Pat Wood, III (8)	10,000	*
Hilary E. Ackermann (9)	—	*
Paul M. Barbas (10)	—	*
Richard Lee Kuersteiner (11)	—	*
John R. Sult (12)	—	*
Jeffrey S. Stein (13)	—	*

All executive officers and directors as a group (12 persons) (**)	35,313	*

*    Less than 1%.

(1)         Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)         These shares include 1,544,050 shares issuable on the exercise of the Warrants. Notwithstanding the foregoing, a holder may not exercise any Warrant if it would cause such holder’s beneficial ownership of our common stock and any other of our equity securities on parity (with respect to dividends) with such common stock (when aggregated with that of any of the holder’s affiliates) to require the prior permission (including the expiration of applicable waiting periods) of any governmental or regulatory authority applicable to us, unless we and such holder have made all filings and registrations with, and obtained such permission (including the expiration of any such waiting periods) from, any such governmental and regulatory authorities, as are necessary or advisable.

FAV, an indirectly wholly owned subsidiary of Franklin Resources, Inc. (“FRI”), is the beneficial owner of these shares for purposes of Rule 13d-3 under the Exchange Act in its capacity as the investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 and other accounts.  When an investment management contract (including a sub-advisory agreement) delegates to FAV investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FAV as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, FAV reports for purposes of section 13(d) of the Exchange Act that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise specifically noted.

(3)         Includes 5,337 shares issuable upon the exercise of the Warrants. As of February 12, 2013, Mr.Flexon also holds 105,281 restricted stock units and 273,059 options, each granted pursuant to Dynegy’s 2012 Long-Term Incentive Plan (the “Dynegy LTIP”) and vesting ratably over three years, with the first vesting period taking place on the first anniversary of the grant date.

(4)         Includes 1,055 shares issuable on the exercise of the Warrants. As of February 12, 2013, Mr. Freeland also holds 27,073 restricted stock units and 70,215 options, each granted pursuant to the Dynegy LTIP and vesting ratably over three years, with the first vesting period taking place on the first anniversary of the grant date.

(5)         Includes 1,158 shares issuable on the exercise of the Warrants. As of February 12, 2013, Ms. Callaway also holds 27,073 restricted stock units, and 70,215 options, each granted pursuant to the Dynegy LTIP and vesting ratably over three years, with the first vesting period taking place on the first anniversary of the grant date.

(6)         Includes 1,016 shares issuable on the exercise of the Warrants. As of February 12, 2013, Ms. Burke also holds 27,073 restricted stock units, and 70,215 options, each granted pursuant to the Dynegy LTIP and vesting ratably over three years, with the first vesting period taking place on the first anniversary of the grant date.

(7)         Includes 421 shares issuable on the exercise of the Warrants. As of February 12, 2013, Mr. Alonso also holds 4,071 restricted stock units, and 10,559 options, each granted pursuant to the Dynegy LTIP and vesting ratably over three years, with the first vesting period taking place on the first anniversary of the grant date. Mr. Alonso also holds 11,324 units of phantom stock, which are solely payable in cash.

(8)         As of February 12, 2013, Mr. Wood also holds 7,019 restricted stock units granted pursuant to the Dynegy LTIP, which vest on May 21, 2013.

(9)         As of February 12, 2013, Ms. Ackermann also holds 4,011 restricted stock units granted pursuant to the Dynegy LTIP, which vest on May 21, 2013.

(10)  As of February 12, 2013, Mr. Barbas also holds 4,011 restricted stock units granted pursuant to the Dynegy LTIP, which vest on May 21, 2013.

(11)  As of February 12, 2013, Mr. Kuersteiner also holds 4,011 restricted stock units granted pursuant to the Dynegy LTIP, which vest on May 21, 2013.

(12)  As of February 12, 2013, Mr. Sult also holds 4,011 restricted stock units granted pursuant to the Dynegy LTIP, which vest on May 21, 2013.

(13)  As of February 12, 2013, Mr. Stein also holds 4,011 restricted stock units granted pursuant to the Dynegy LTIP, which vest on May 21, 2013.

SELLING STOCKHOLDER

The following table sets forth information as of February 12, 2013 regarding the beneficial ownership of our common stock immediately prior to and as adjusted to give effect to this offering by the selling stockholder.

In connection with our Plan, we have filed with the SEC a registration statement on Form S-1 under the Securities Act, of which this prospectus forms a part, to register resales of certain shares of common stock that we issued in connection with our emergence from bankruptcy.

The common stock is being registered to permit public sales of the common stock by the selling stockholder. The selling stockholder may offer the common stock for resale from time to time pursuant to this prospectus. However, the selling stockholder is under no obligation to sell any of the common stock offered pursuant to this prospectus.

All information with respect to common stock ownership of the selling stockholder has been furnished by or on behalf of the selling stockholder and is as of February 12, 2013. We believe, based on information supplied by the selling stockholder, that except as may otherwise be indicated in the footnotes to the table below, the selling stockholder has sole voting and dispositive power with respect to the common stock reported as beneficially owned by it. Because the selling stockholder may sell all, part or none of the common stock it holds, no estimates can be given as to the number of shares of common stock that the selling stockholder will hold upon termination of any offering made hereby. In addition, the selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the common stock it holds in transactions exempt from the registration requirements of the Securities Act after the date on which it provided the information set forth on the table below. For purposes of the table below, however, we have assumed that after termination of this offering, none of the shares of common stock offered by this prospectus will be held by the selling stockholder.

The following table sets forth the name of the selling stockholder, the number of shares of common stock beneficially owned by it as of February 12, 2013, the number of shares of common stock being offered by it, the number of shares of common stock the selling stockholder will beneficially own if it sells all of the common stock being registered and the selling stockholder’s percentage beneficial ownership of our total outstanding common stock if all of the common stock in the offering is sold. As used in this prospectus, “selling stockholder” includes the successors-in-interest, donees, transferees or others who may later hold the selling stockholder’s interests.

Except as provided in the footnotes to the following table and the section titled “Related Party Transactions and Material Relationships with Selling Stockholder,” the selling stockholder has not had any position with, held any office of or had any other material relationship with us or our affiliates during the past three years.

Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options or issuable upon exercise of warrants that are currently exercisable or exercisable within 60 days of February 12, 2013 is deemed to be outstanding and beneficially owned by the person holding the options or warrants. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 100,000,000 shares of common stock outstanding as of February 12, 2013. Except as disclosed in the footnotes to this table, we believe that the stockholder identified in the table below possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

All percentages and share amounts are approximate based on current information available to us. The information available to us may be incomplete.

	Shares Beneficially Owned Prior to This Offering (1)		Maximum	Shares Beneficially Owned After This Offering
Name	Number	Percent of Class	Number of Shares Offered	Number	Percent of Class
Selling Stockholder
Franklin Advisers, Inc. (2)	32,931,493	32.4%	32,931,493	*	*

*    Less than 1%.

(1)         Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.  The calculation of this percentage assumes the acquisition by the selling stockholder of all shares that may be acquired upon exercise of warrants to purchase shares of common stock.

(2)         These shares include 1,544,050 shares issuable on the exercise of the Warrants. Notwithstanding the foregoing, a holder may not exercise any Warrant if it would cause such holder’s beneficial ownership of our common stock and any other of our equity securities on parity (with respect to dividends) with such common stock (when aggregated with that of any of the holder’s affiliates) to require the prior permission (including the expiration of applicable waiting periods) of any governmental or regulatory authority applicable to us, unless we and such holder have made all filings and registrations with, and obtained such permission (including the expiration of any such waiting periods) from, any such governmental and regulatory authorities, as are necessary or advisable.

FAV, an indirectly wholly owned subsidiary of FRI, is the beneficial owner of these shares for purposes of Rule 13d-3 under the Exchange Act in its capacity as the investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 and other accounts.  When an investment management contract (including a sub-advisory agreement) delegates to FAV investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FAV as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, FAV reports for purposes of section 13(d) of the Exchange Act that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise specifically noted.

Edward Perks is a natural person who serves as Senior Vice President of FAV and who, in that capacity, makes voting and investment decisions with respect to the shares beneficially owned by FAV.  FAV’s address is One Franklin Parkway, Building 920, San Mateo, California 94403.

FAV is not a broker-dealer.  Franklin/Templeton Distributors, Inc., Franklin Templeton Financial Services Corp. and Templeton/Franklin Investment Services, Inc. are registered broker-dealers that, together with FAV, are subsidiaries of FRI, but they do not beneficially own any of our shares.  The selling stockholder acquired the unsecured notes, lease guaranty claims and Old Common Stock, which it exchanged for the common stock and Warrants pursuant to the Plan, in the ordinary course of business and, at the time such notes, claims and Old Common Stock were acquired, the selling stockholder had no agreements, plans or understandings, either directly or indirectly, with any person to distribute them.

RELATED PARTY TRANSACTIONS AND MATERIAL RELATIONSHIPS WITH THE SELLING STOCKHOLDER

Registration Rights Agreement. We entered into a registration rights agreement (the “Registration Rights Agreement”) with FAV. Pursuant to the Registration Rights Agreement, among other things, we are required to use reasonable best efforts to file within 90 days after the Plan Effective Date a registration statement on any permitted form that qualifies (the “Shelf”), and is available for, the resale of “Registrable Securities”, as defined below, with the SEC in accordance with and pursuant to Rule 415 promulgated under the Securities Act. Registrable Securities are shares of our common stock, par value $0.01 per share issued or issuable on or after the Plan Effective Date to any of the original parties to the Registration Rights Agreement, including, without limitation, upon the conversion of our outstanding Warrants, and any securities paid, issued or distributed in respect of any such new common stock, but excluding shares of common stock acquired in the open market after the Plan Effective Date.

At any time prior to the five year anniversary of the Plan Effective Date and from time to time after the later of (i) when the Shelf has been declared effective by the SEC and (ii) 210 days after the Plan Effective Date, any one or more holders of Registrable Securities may request to sell all or any portion of their Registrable Securities in an underwritten offering, provided that such holder or holders will be entitled to make such demand only if the total offering price of the Registrable Securities to be sold in such offering is reasonably expected to exceed 5% of the market value of our then issued and outstanding common stock or the total offering price is reasonably expected to exceed $250 million. We are not obligated to effect more than two such underwritten offerings during any period of twelve consecutive months after the Plan Effective Date and are not obligated to effect such an underwritten offering within 120 days after the pricing of a previous underwritten offering. In addition, holders of Registrable Securities may request to sell all or any portion of their Registrable Securities in a non-underwritten offering by providing notice to the Company no later than two business days (or in certain circumstances five business days) prior to the expected date of such an offering, subject to certain exceptions provided for in the Registration Rights Agreement.

When we propose to offer shares in an underwritten offering whether for our own account or the account of others, holders of Registrable Securities will be entitled to request that their Registrable Securities be included in such offering, subject to specific exceptions.

Upon Dynegy becoming a well-known seasoned issuer, we are required to promptly register the sale of all of the Registrable Securities under an automatic shelf registration statement, and to cause such registration statement to remain effective thereafter until there are no longer Registrable Securities.

The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as minimums, blackout periods and, if a registration is for an underwritten offering, limitations on the number of shares to be included in the underwritten offering may be imposed by the managing underwriter. Registrable Securities shall cease to constitute Registrable Securities upon the earliest to occur of: (i) the date on which such securities are disposed of pursuant to an effective registration statement under the Securities Act; (ii) the date on which such securities are disposed of pursuant to Rule 144 (or any successor provision) promulgated under the Securities Act; (iii) with respect to the Registrable Securities held by any Holder (as defined in the Registration Rights Agreement), any time that such Holder Beneficially Owns (as defined in Rule 13d-3 under the Exchange Act) Registrable Securities representing less than 1% of the then outstanding new common stock and is permitted to sell such Registrable Securities under Rule 144(b)(1); and (iv) the date on which such securities cease to be outstanding.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement attached hereto as Exhibit 10.1.

Pursuant to the Plan, our Board has seven members who were selected by a committee of representatives from certain creditor groups, including FAV and certain of its clients. Mr. Kuersteiner, one of the directors that the committee selected, was a former employee of FRI. Mr. Kuersteiner is no longer affiliated with FRI or the Franklin Entities and is not their representative on our Board.

On the Plan Effective Date and in accordance with the terms of the Plan, Former Creditors received distributions of our new common stock as well as a cash payment. The former holders of the Old Common Stock also received distributions of new common stock and the Warrants. Unsecured notes and lease guaranty claims beneficially owned by one or more clients of FAV were exchanged for the new common stock pursuant to the Plan. Such liabilities were cancelled and annulled under the Plan. In addition, certain of those clients received the Warrants on account of the administrative claim held by those clients, as former holders of Old Common Stock, which was extinguished, cancelled and discharged on the effective date of the Plan. The selling stockholder and such clients received the common stock and Warrants not with a view to distribute. At the time of the acquisition of the unsecured notes and lease guaranty claims and Old Common Stock, none of the selling stockholder, its clients or affiliates had any agreement or understanding, directly or indirectly, with any person to distribute such securities.

FAV is not a broker-dealer.  Franklin/Templeton Distributors, Inc., Franklin Templeton Financial Services Corp. and Templeton/Franklin Investment Services, Inc. are registered broker-dealers that, together with FAV, are subsidiaries of FRI, but they do not beneficially own any of our shares.  The selling stockholder acquired the unsecured notes, lease guaranty claims and Old Common Stock, which it exchanged for the common stock and Warrants pursuant to the Plan, in the ordinary course of business and, at the time such notes, claims and Old Common Stock were acquired, the selling stockholder had no agreements, plans or understandings, either directly or indirectly, with any person to distribute them.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock is not meant to be complete and is qualified in its entirety by reference to our third amended and restated certificate of incorporation, our fourth amended and restated bylaws and the provisions of applicable law. Copies of our third amended and restated certificate of incorporation and our fourth amended and restated bylaws are filed as exhibits to our Current Report on Form 8-K filed with the SEC on October 4, 2012 and incorporated herein by reference.

Authorized Capital Stock upon Emergence

We have the authority to issue a total of 440,000,000 shares of capital stock, consisting of:

•                  420,000,000 shares of common stock; and

•                  20,000,000 shares of preferred stock.

Common Stock

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock which we may designate and issue in the future.

Dividend Rights.  Subject to the rights of holders of preferred stock of any series that may be issued from time to time, and as otherwise provided by the third amended and restated certificate of incorporation, holders of Common Stock shall be entitled to receive such dividends and other distributions in cash, stock of any corporation or of our property as may be declared by the Board from time to time out of assets or funds of the Company legally available for dividends and other distributions, and shall share equally on a per share basis in all such dividends and other distributions.

Liquidation Rights.  In the event of any liquidation, dissolution or winding up of Dynegy, the holders of our common stock will be entitled to share in the net assets of Dynegy available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding class of our preferred stock.

Preemptive Rights.  Pursuant to our third amended and restated certificate of incorporation, the holders of our common stock have no preemptive rights.

Conversion Rights.  Shares of our common stock are not convertible.

Voting Rights.  Subject to the rights of the holders of any series of our preferred stock, each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders.

Board of Directors. Holders of common stock do not have cumulative voting rights with respect to the election of directors. At any meeting to elect directors by holders of our common stock, the presence, in person or by proxy, of the holders of a majority of the voting power of shares of capital stock then outstanding shall constitute a quorum for such election. Directors shall be elected by a plurality of the votes of the shares present and entitled to vote on the election of directors, except for directors whom the holders of preferred stock have the right to elect, if any.

Warrants to Purchase Common Stock

Pursuant to the Plan, Dynegy issued Warrants to purchase shares of new common stock to holders of shares of its Old Common Stock, which were cancelled pursuant to the Plan.  The Warrants became exercisable at any time after the date of issuance and have an exercise price of $40.00 per share. Each of the Warrants expires five years after the date of issuance. The Warrants provide for a cashless exercise by the Warrant holder. The exercise price of the Warrants and the number of shares issuable upon exercise of the Warrants are subject to adjustment upon certain events including: stock subdivisions, combinations, splits, stock dividends, capital reorganizations, or capital reclassifications of common stock and in connection with certain distributions of cash, assets or securities. The Warrants are not redeemable.

Preferred Stock

Under the terms of our third amended and restated certificate of incorporation, the Board is authorized to issue from time to time up to an aggregate of 20,000,000 shares of preferred stock and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. If the Board decides to issue shares of preferred stock to persons supportive of current management, this could render it more difficult or discourage an attempt to obtain control of Dynegy by means of a merger, tender offer, proxy contest or otherwise. Authorized but unissued shares of preferred stock also could be used to dilute the stock ownership of persons seeking to obtain control of Dynegy. To the extent required by 11 U.S.C. § 1123(a)(6), Dynegy is prohibited from issuing shares of nonvoting equity securities (within the meaning of such statute).

Certain Anti-Takeover Effects

Provisions of Delaware Law.  We are a Delaware corporation. In our third amended and restated certificate of incorporation, we elected not to be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits Delaware corporations, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•                  the transaction is approved by the Board before the date the interested stockholder attained that status;

•                  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•                  on or after such time the business combination is approved by the Board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. However, Section 203 is not applicable to us.

Advance Notice Procedures.  Our fourth amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Action by Written Consent; Special Meetings of Stockholders.  Our fourth amended and restated bylaws provide that stockholder action can be taken at an annual or special meeting of stockholders or by written consent in lieu of a meeting. Our third amended and restated certificate of incorporation and the bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board, the chief executive officer, the president, a majority of the Board, or the holders of at least 20 percent of all the outstanding shares entitled to vote on the matter for which the meeting is being held. The Board may postpone or reschedule any meeting previous scheduled by the chairman of the Board, the Board, chief executive officer, or president.

Authorized but Unissued Shares.  Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to the rules and regulations of the NYSE or any applicable exchange. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

Computershare Shareholder Services LLC is the transfer agent and registrar for our common stock.

Listing of Our Common Stock

Currently, our common stock is listed on the NYSE under the trading symbol “DYN.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time.

Sale of Restricted Shares

As of February 12, 2013, we had 100,000,000 shares of common stock outstanding (excluding the shares underlying the Warrants). Except as set forth below, all shares of our common stock outstanding after this offering will be freely tradable without restriction or further registration under the Securities Act unless held by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act.  Unless otherwise registered under the Securities Act, sales of shares of our common stock by affiliates will be subject to the volume limitations and other restrictions set forth in Rule 144.

Common Stock and Warrants Issued in Reliance on Section 1145 of the Bankruptcy Code

We relied on Section 1145(a)(1) and (2) to exempt from the registration requirements of the Securities Act the offer and sale of our common stock, as well as the Warrants. Section 1145(a)(1) exempts the offer and sale of securities under the Plan from registration under Section 5 of the Securities Act and state laws if certain requirements are satisfied. Section 1145(a)(2) exempts the offer of securities through and the sale of any securities upon the exercise of any warrant, option, right to subscribe or conversion privilege issued under Section 1145(a)(1), such as the shares of our common stock issuable upon exercise of the Warrants, from registration under Section 5 of the Securities Act and state laws if certain requirements are satisfied. 100,000,000 shares of our common stock issued pursuant to the Plan, the Warrants and the 15,606,936 shares of our common stock issuable upon exercise of such Warrants may be resold without registration unless the seller is an “underwriter” with respect to those securities. Section 1145(b)(1) defines an “underwriter” as any person who:

•                  purchases a claim against, an interest in, or a claim for an administrative expense against the debtor, if that purchase is with a view to distributing any security received in exchange for such a claim or interest;

•                  offers to sell securities offered under the Plan for the holders of those securities;

•                  offers to buy those securities from the holders of the securities, if the offer to buy is (i) with a view to distributing those securities; and (ii) under an agreement made in connection with the Plan, the completion of the Plan, or with the offer or sale of securities under the Plan; or

•                  is an “affiliate” of the issuer.

To the extent a person is deemed to be an “underwriter,” resales by such person would not be exempted by Section 1145 from registration under the Securities Act or other applicable law. Those persons would, however, be permitted to sell our common stock or other securities without registration if they are able to comply with the provisions of Rule 144, as described further below.

Rule 144

As noted above, persons deemed “underwriters” under Section 1145 may be permitted to sell our common stock without registration if they comply with the provisions of Rule 144. Commencing on April 1, 2013, assuming we remain current in our reporting obligations under the Exchange Act, and commencing on October 1, 2013, if we do not, these securities may be sold under Rule 144 subject in the case of holders that are affiliates to restrictions on volume and manner of sale. In general, under Rule 144 a person (or persons whose shares are aggregated) will be entitled to sell in any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of our common stock then outstanding or (ii) the average weekly trading volume of our common stock on the NYSE during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC. Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to be an affiliate of ours during the three months preceding the sale, and who has beneficially owned restricted securities for at least one year, is entitled to sell such shares without regard to the limitations and requirements described above.

Stock Options and Other Stock Awards

The Plan contemplates the adoption of a new management incentive plan under which shares of our common stock, or options or other awards to purchase shares of common stock, can be issued to our directors, management and other employees. Under the Dynegy LTIP, 6,084,576 shares of common stock have been reserved for issuance, and as of February 12, 2013, we have awarded 687,813 stock options and 292,274 restricted stock units to certain of our employees and non-employee directors. On October 25, 2012 we filed a registration statement on Form S-8 covering all of the shares of common stock reserved for issuance under the Dynegy LTIP, and such shares will be freely tradable in the public market as soon as issued subject to certain limitations applicable to affiliates and any restrictions applicable to the vesting of awards.

PLAN OF DISTRIBUTION

We are registering 32,931,493 shares of our common stock for possible sale by the selling stockholder. Unless the context otherwise requires, as used in this prospectus, “selling stockholder” includes the selling stockholder named in the table above and donees, pledgees, transferees or other successors-in-interest selling shares received from the selling stockholder as a gift, pledge, partnership distribution or other transfer after the date of this prospectus.

The selling stockholder may offer and sell all or a portion of the shares covered by this prospectus from time to time, in one or more or any combination of the following transactions:

•                  on the NYSE, in the over-the-counter market or on any other national securities exchange on which our shares are listed or traded;

•                  in exchange distributions in accordance with the applicable exchange rules;

•                  in privately negotiated transactions;

•                  in underwritten transactions;

•                  in block trades in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•                  in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•                  through the writing of options (including put or call options), whether the options are listed on an options exchange or otherwise;

•                  through loans or pledges of the securities to a broker-dealer or an affiliate thereof; and

•                  by entering into transactions with third parties who may (or may cause others to) issue securities convertible or exchangeable into, or the return of which is derived in whole or in part from the value of, our common stock.

The selling stockholder may sell the shares at fixed prices that may be changed, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling stockholder and, at the time of the determination, may be higher or lower than the market price of our common stock on the NYSE or any other exchange or market.

The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The selling stockholder may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers of other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholder. The selling stockholder may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling stockholder and any underwriters, dealers or agents participating in a distribution of the shares may be deemed to be underwriters within the meaning of the Securities Act, and any profit on the sale of the shares by the selling stockholder and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

The selling stockholder may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act. Under the registration rights agreement, we have agreed to indemnify the selling stockholder against certain liabilities related to the sale of the common stock, including certain liabilities arising under the Securities Act. Under the registration rights agreement, we have also agreed to pay the costs, expenses and fees of registering the shares of common stock; however, the selling stockholder will pay any underwriting discounts or commissions relating to the sale of the shares of common stock in any underwritten offering.

The selling stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares. Upon our notification by the selling stockholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:

•                  the name of the selling stockholder;

•                  the number of shares being offered;

•                  the terms of the offering;

•                  the names of the participating underwriters, broker-dealers or agents;

•                  any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or re-allowed or paid by any underwriters to dealers;

•                  the public offering price; and

•                  other material terms of the offering.

In addition, upon being notified by the selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a selling stockholder.

The selling stockholder is subject to the applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by the selling stockholder. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholder and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities for the shares.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the shares of common stock under this prospectus, the selling stockholder may sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

Under the securities laws of some states, if applicable, the securities registered hereby may be sold in those states only through registered or licensed brokers or dealers. In addition, in some states such securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We cannot assure you that the selling stockholder will sell all or any portion of our common stock offered hereby.

This offering will terminate on the date that all shares offered by this prospectus have been sold by the selling stockholder.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements and schedule of DH included in its Annual Report on Form 10-K for the year ended December, 31, 2011, as set forth in their report (which contains an explanatory paragraph describing conditions that raised substantial doubt about DH’s ability to continue as a going concern), which is incorporated by reference in this prospectus and elsewhere in the registration statement. DH’s financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements of DH for the period from November 8, 2011 to December 31, 2011, as set forth in their report (which contains an explanatory paragraph describing conditions that raised substantial doubt about DH’s ability to continue as a going concern), which is included in our Annual Report on Form 10-K/A filed on December 10, 2012,, and is incorporated by reference in this prospectus and elsewhere in the registration statement. DH’s financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements and schedules of Dynegy Inc. at December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, as set forth in their report.  We have included these financial statements and schedules in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

White & Case LLP, New York, New York, will pass upon the validity of the common stock offered in this offering.

ANNEX A: FINANCIAL STATEMENTS RELATING TO LEGACY DYNEGY

DYNEGY INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Dynegy Inc.

We have audited the accompanying consolidated balance sheets of Dynegy Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynegy Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 16 to the consolidated financial statements, effective January 1, 2010 the Company adopted authoritative guidance issued by the Financial Accounting Standards Board for variable interest entities.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Dynegy Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas

March 8, 2012

DYNEGY INC.

CONSOLIDATED BALANCE SHEETS

(in millions, except share data)

	December 31, 2011	December 31, 2010
ASSETS
Current Assets
Cash and cash equivalents	$396	$291
Restricted cash and investments	69	81
Short-term investments	—	106
Accounts receivable, net of allowance for doubtful accounts of $19 and $32, respectively	6	230
Accounts receivable, affiliates	47	1
Inventory	57	121
Assets from risk-management activities	65	1,199
Assets from risk-management activities, affiliates	4	—
Deferred income taxes	5	12
Broker margin account	10	80
Prepayments and other current assets	13	123
Total Current Assets	672	2,244
Property, Plant and Equipment	4,878	8,593
Accumulated depreciation	(1,544)	(2,320)
Property, Plant and Equipment, Net	3,334	6,273
Other Assets
Unconsolidated investment (Note 15)	—	—
Restricted cash and investments	103	859
Assets from risk-management activities	1	72
Assets from risk-management activities, affiliates	3	—
Intangible assets	—	141
Other long-term assets	14	424
Total Assets	$4,127	$10,013
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$15	$134
Accounts payable, affiliates	26	—
Accrued interest	—	36
Accrued interest, affiliates	8	—
Accrued liabilities and other current liabilities	40	109
Liabilities from risk-management activities	64	1,138
Liabilities from risk-management activities, affiliates	2	—
Current portion of long-term debt	4	148
Total Current Liabilities	159	1,565
Long-term debt	584	4,426
Long-term debt to affiliates	1,250	200
Long-Term Debt	1,834	4,626
Other Liabilities
Accounts payable, affiliates	870	—
Liabilities from risk-management activities	2	99
Deferred income taxes	5	641
Other long-term liabilities	145	336
Total Liabilities	3,015	7,267
Commitments and Contingencies (Note 23)
Stockholders’ Equity
Common Stock, $0.01 par value, 420,000,000 shares authorized at December 31, 2011 and December 31, 2010; 123,585,877 shares and 121,687,198 shares issued and outstanding at December 31, 2011 and December 31, 2010, respectively	1	1
Additional paid-in capital	6,077	6,067
Subscriptions receivable	(2)	(2)
Accumulated other comprehensive loss, net of tax	(53)	(53)
Accumulated deficit	(4,841)	(3,196)
Treasury stock, at cost, 731,407 shares and 628,014 shares at December 31, 2011 and December 31, 2010, respectively	(70)	(71)
Total Stockholders’ Equity	1,112	2,746
Total Liabilities and Stockholders’ Equity	$4,127	$10,013

See the notes to the consolidated financial statements.

DYNEGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)

	Year Ended December 31,
	2011	2010	2009
Revenues	$1,585	$2,323	$2,468
Cost of sales	(963)	(1,181)	(1,194)
Gross margin, exclusive of depreciation shown separately below	622	1,142	1,274
Operating and maintenance expense, exclusive of depreciation shown separately below	(393)	(450)	(519)
Depreciation and amortization expense	(325)	(392)	(335)
Goodwill impairments	—	—	(433)
Impairment and other charges, exclusive of goodwill impairments shown separately above	(6)	(148)	(538)
Gain (loss) on sale of assets, net	1	—	(124)
General and administrative expenses	(135)	(163)	(159)
Operating loss	(236)	(11)	(834)
Losses from unconsolidated investments	—	(62)	(71)
Loss on deconsolidation of DH (Note 3)	(1,657)	—	—
Interest expense	(357)	(363)	(415)
Debt extinguishment costs	(21)	—	(46)
Other income and expense, net	(6)	4	11
Loss from continuing operations before income taxes	(2,277)	(432)	(1,355)
Income tax benefit	632	197	315
Loss from continuing operations	(1,645)	(235)	(1,040)
Income (loss) from discontinued operations, net of tax benefit (expense) of zero, zero and $121, respectively (Note 5)	—	1	(222)
Net loss	(1,645)	(234)	(1,262)
Less: Net loss attributable to the noncontrolling interests	—	—	(15)
Net loss attributable to Dynegy Inc.	$(1,645)	$(234)	$(1,247)
Earnings (Loss) Per Share (Note 22):
Basic earnings (loss) per share attributable to Dynegy Inc.:
Earnings (loss) from continuing operations	$(13.48)	$(1.96)	$(6.25)
Income (loss) from discontinued operations	—	0.01	(1.35)
Basic earnings (loss) per share attributable to Dynegy Inc.	$(13.48)	$(1.95)	$(7.60)
Diluted earnings (loss) per share attributable to Dynegy Inc.:
Earnings (loss) from continuing operations	$(13.48)	$(1.96)	$(6.25)
Income (loss) from discontinued operations	—	0.01	(1.35)
Diluted earnings (loss) per share attributable to Dynegy Inc.	$(13.48)	$(1.95)	$(7.60)
Basic shares outstanding	122	120	164
Diluted shares outstanding	122	121	165

See the notes to the consolidated financial statements.

DYNEGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in millions)

	Year Ended December 31,
	2011	2010	2009
Net loss	$(1,645)	$(234)	$(1,262)
Cash flow hedging activities, net:
Unrealized mark-to-market gains arising during period, net	—	—	166
Reclassification of mark-to-market (gains) losses to earnings, net	(1)	—	1
Deferred losses on cash flow hedges, net	—	—	(11)
Changes in cash flow hedging activities, net (net of tax benefit (expense) of $1, zero, and $(24), respectively)	(1)	—	156
Actuarial gain and amortization of unrecognized prior service cost (net of tax expense of $(1), $(1), and $(8), respectively)	1	3	7
Unconsolidated investment other comprehensive loss, net (net of tax benefit (expense) of zero, $(11) and $17, respectively)	—	17	24
Other comprehensive income, net of tax	—	20	187
Comprehensive loss	(1,645)	(214)	(1,075)
Less: Comprehensive income attributable to the noncontrolling interests	—	—	107
Comprehensive loss attributable to Dynegy Inc.	$(1,645)	$(214)	$(1,182)

See the notes to the consolidated financial statements.

DYNEGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended December 31,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,645)	$(234)	$(1,262)
Adjustments to reconcile loss to net cash flows from operating activities:
Depreciation and amortization	346	408	359
Goodwill impairments	—	—	433
Loss on deconsolidation of DH	1,657	—	—
Impairment and other charges, exclusive of goodwill impairments shown separately above	12	136	796
Losses from unconsolidated investments, net of cash distributions	—	62	72
Risk-management activities	157	(19)	180
Risk management activities, affiliates	5	—	—
Loss (gain) on sale of assets, net	(1)	—	218
Deferred taxes	(632)	(195)	(436)
Debt extinguishment costs	21	—	46
Other	43	73	84
Changes in working capital:
Accounts receivable	49	(16)	66
Inventory	(3)	16	7
Broker margin account	(74)	290	(201)
Prepayments and other assets	(1)	(8)	15
Accounts payable and accrued liabilities	105	(18)	(112)
Affiliate transactions	16	—	—
Changes in non-current assets	(77)	(67)	(119)
Changes in non-current liabilities	2	(5)	(11)
Net cash provided by (used in) operating activities	(20)	423	135
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(242)	(333)	(612)
Deconsolidation of DH	(303)	—	—
Unconsolidated investments	—	(15)	1
Proceeds from asset sales, net	—	—	652
Maturities of short-term investments	475	317	—
Purchases of short-term investments	(284)	(508)	—
Decrease (increase) in restricted cash	88	(3)	190
Other investing, net	12	8	20
Net cash provided by (used in) investing activities	(254)	(534)	251
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term borrowings, net of financing costs	2,020	(6)	328
Repayments of borrowings	(1,624)	(63)	(890)
Debt extinguishment costs	(21)	—	(46)
Net proceeds from issuance of capital stock	3	—	—
Other financing, net	1	—	—
Net cash provided by (used in) financing activities	379	(69)	(608)
Net increase (decrease) in cash and cash equivalents	105	(180)	(222)
Cash and cash equivalents, beginning of period	291	471	693
Cash and cash equivalents, end of period	$396	$291	$471

See the notes to the consolidated financial statements.

DYNEGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in millions)

	Common Stock	Additional Paid-In Capital	Subscriptions Receivable	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock	Total Controlling Interests	Noncontrolling Interests	Total
December 31, 2008	$3	$6,490	$(2)	$(215)	$(1,690)	$(71)	$4,515	$(30)	$4,485
Net loss	—	—	—	—	(1,247)	—	(1,247)	(15)	(1,262)
Other comprehensive income, net of tax	—	—	—	65	—	—	65	122	187
401(k) plan and profit sharing stock	—	5	—	—	—	—	5	—	5
Board of directors stock compensation	—	(1)	—	—	—	—	(1)	—	(1)
Retirement of Class B common stock (Note 24)	(2)	(441)	—	—	—	—	(443)	—	(443)
Options and restricted stock granted	—	8	—	—	—	—	8	—	8
December 31, 2009	$1	$6,061	$(2)	$(150)	$(2,937)	$(71)	$2,902	$77	$2,979
Deconsolidation of Plum Point (See Note 16)	—	—	—	77	(25)	—	52	(77)	(25)
Net loss	—	—	—	—	(234)	—	(234)	—	(234)
Other comprehensive income, net of tax	—	—	—	20	—	—	20	—	20
401(k) plan and profit sharing stock	—	6	—	—	—	—	6	—	6
December 31, 2010	$1	$6,067	$(2)	$(53)	$(3,196)	$(71)	$2,746	$—	$2,746
Net loss	—	—	—	—	(1,645)	—	(1,645)	—	(1,645)
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	—
Options and restricted stock granted	—	6	—	—	—	1	7	—	7
401(k) plan and profit sharing stock	—	4	—	—	—	—	4	—	4
December 31, 2011	$1	$6,077	$(2)	$(53)	$(4,841)	$(70)	$1,112	$—	$1,112

See the notes to the consolidated financial statements.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization and Operations

We are a holding company and conduct substantially all of our business operations through our subsidiaries. Our current business operations are focused primarily on the power generation sector of the energy industry. We report the results of our power generation business as three segments in our consolidated financial statements: (i) the Coal segment (“Coal”); (ii) the Gas segment (“Gas”) and (iii) the Dynegy Northeast segment (“DNE”). Prior to 2011, we reported results for the following segments: (i) GEN-MW, (ii) GEN-WE and (iii) GEN-NE. Our consolidated financial results also reflect corporate-level expenses such as interest and depreciation and amortization. General and administrative expenses are allocated to each reportable segment. Accordingly, we have recast the corresponding items of segment information for all prior periods.

With the commencement of the Chapter 11 Cases (as defined below), Dynegy Holdings, LLC (“DH”) and its direct and indirect subsidiaries were deconsolidated effective November 7, 2011. Financial statements presented after November 7, 2011 reflect our investment in, and the results of operations of, DH and its wholly-owned subsidiaries under the equity method of accounting. For further discussion, please read Note 3—Chapter 11 Cases—Accounting Impact.

Chapter 11 Filing by Certain Subsidiaries.  On November 7, 2011, DH and four of its wholly-owned subsidiaries, Dynegy Northeast Generation, Inc., Hudson Power, L.L.C., Dynegy Danskammer, L.L.C. and Dynegy Roseton, L.L.C. (collectively, the “Debtor Entities”) filed voluntary petitions (the “Chapter 11 Cases”) for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York, Poughkeepsie Division (the “Bankruptcy Court”). The Chapter 11 Cases were assigned to the Honorable Cecelia G. Morris and are being jointly administered for procedural purposes only. Dynegy and its subsidiaries, other than the five Debtor Entities, did not file voluntary petitions for relief and are not debtors under Chapter 11 of the Bankruptcy Code and, consequently, continue to operate their business in the ordinary course.

Reorganization.  On August 5, 2011, we completed an internal reorganization (the “Reorganization”) to eliminate our regional organizational structure and create separate coal-fired power generation and natural gas-fired power generation units as a result of which, (i) substantially all of our indirect wholly-owned coal-fired power generation facilities are held by Dynegy Midwest Generation, LLC (“DMG”), (ii) substantially all of our indirect wholly-owned natural gas- fueled power generation facilities are held by Dynegy Power, LLC (“DPC”), and (iii) 100 percent of our indirect ownership interests in Dynegy Northeast Generation, Inc., the entity that indirectly holds the equity interest in Dynegy Roseton, L.L.C. and Dynegy Danskammer, L.L.C. are held by DH. As noted above, following such reorganization, Dynegy’s operations were reorganized into three segments: (i) Coal, (ii) Gas, and (iii) DNE.

On August 5, 2011, DPC and its parent Dynegy Gas Investments Holdings, LLC (“DGIH”), each an indirect subsidiary of DH, entered into a $1.1 billion, five-year senior secured term loan facility (the “DPC Credit Agreement”). The same day, DMG and its parent Dynegy Coal Investments Holdings, LLC, each then also an indirect subsidiary of DH, entered into a $600 million, five-year senior secured term loan facility (the “DMG Credit Agreement” and together with the DPC Credit Agreement, the “New Credit Agreements”). Proceeds from these New Credit Agreements enabled DH to repay its outstanding indebtedness under DH’s Fifth Amended and Restated Credit Agreement, and are available to DPC and DMG to be used for general working capital and general corporate purposes. Please read Note 19—Debt—DMG Credit Agreement and DH Debt Obligations—DPC Credit

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Organization and Operations (Continued)

Agreement for further discussion. Our remaining assets (including our leasehold interests in the Danskammer and Roseton facilities) are not a part of either DPC or DMG.

DMG Transfer.  On September 1, 2011, Dynegy and Dynegy Gas Investments, LLC (“DGIN”), a subsidiary of DH, entered into a Membership Interest Purchase Agreement whereby DGIN transferred 100 percent of its outstanding membership interests of Dynegy Coal HoldCo, LLC (“Coal HoldCo”), a Delaware limited liability company which through DMG owns Dynegy’s portfolio of primarily coal-fired generation facilities, to Dynegy (the “DMG Transfer”). In exchange for Coal HoldCo, Dynegy agreed to make certain specified payments (aggregating approximately $2.1 billion through October 15, 2026) to DGIN over time which coincide in timing and amount to the payments of principal and interest that DH is obligated to make with respect to a portion of certain of DH’s senior unsecured notes and debentures (the “Undertaking Agreement”). DGIN assigned its rights to receive payments under the Undertaking Agreement to DH in exchange for a promissory note (the “Promissory Note”) in the amount of $1.25 billion that matures in 2027 (the “Assignment”). As a condition to Dynegy’s consent to the Assignment, the Undertaking Agreement was amended and restated to be between DH and Dynegy and to provide for the reduction of Dynegy’s obligations if the outstanding principal amount of DH’s senior unsecured notes and debentures decreases as a result of any exchange offer, tender offer or other purchase or repayment by Dynegy or its subsidiaries (other than DH and its subsidiaries, unless Dynegy guarantees the debt securities of DH or such subsidiary in connection with such exchange offer, tender offer or other purchase or repayment); provided that such principal amount is retired, cancelled or otherwise forgiven. Upon the Effective Date, Dynegy and DH will cancel the Undertaking Agreement and Dynegy’s obligations under the Undertaking Agreement will be fully satisfied and extinguished.

There was no initial impact on our consolidated financial position, results of operations or cash flows related to the DMG Transfer as the transaction was between us and our wholly-owned subsidiaries. However, as a result of the deconsolidation of DH for accounting purposes (as further discussed in Note 3—Chapter 11 Cases), the Undertaking payable to DH is reflected as a long-term obligation with an affiliate on our consolidated balance sheet and the interest expense associated with the Undertaking is reflected in interest expense on our consolidated statement of operations. For further discussion, please read Note 20—Related Party Transactions—Undertaking Agreement.

Basis of Presentation.  We previously disclosed in our 2010 Form 10-K our plans to continue as a going concern, due primarily to concerns regarding lower power prices and potential noncompliance with financial covenants contained in DH’s former Fifth Amended and Restated Credit Agreement. During 2011, while lower power prices continued, we have accomplished certain significant milestones which have improved our liquidity projections and allowed us to continue as a going concern. These milestones include:

•                  DMG and DPC entered into the New Credit Agreements on August 5, 2011 which resulted in the repayment in full and termination of commitments under DH’s former Fifth Amended and Restated Credit Agreement.

•                  We initiated a new cost and performance improvement initiative, known as PRIDE, which is designed to drive recurring cash flow benefits by optimizing our cost structure, implementing company-wide process and operating improvements, and improving balance sheet efficiency.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Organization and Operations (Continued)

•                  The Debtor Entities filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code allowing for the restructuring of our long-term debt and lease obligations. As a result, we deconsolidated DH and its subsidiaries as we concluded, under applicable accounting standards, we no longer have a controlling financial interest in DH and its wholly-owned subsidiaries. Effective with the deconsolidation and write down of our investment in DH, we no longer included DH and its subsidiaries’ assets or liabilities in our liquidity analysis with respect to Dynegy Inc.’s accompanying financial statements. If the Plan is approved by the bankruptcy court, we will re-assess consolidation of DH and its subsidiaries at that time.

We believe we have the ability to continue as a going concern through at least 2012; however, the ultimate outcome of the Chapter 11 Cases and the impact to us is uncertain at this time. Please read Note 3—Chapter 11 Cases, Note 20—Related Party Transactions—Transactions with DH—Accounts payable, affiliates and Note 23—Commitments and Contingencies for further discussion.

Note 2—Summary of Significant Accounting Policies

Use of Estimates.  The preparation of consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make informed estimates and judgments that affect our reported financial position and results of operations based on currently available information. We review significant estimates and judgments affecting our consolidated financial statements on a recurring basis and record the effect of any necessary adjustments. Uncertainties with respect to such estimates and judgments are inherent in the preparation of financial statements. Estimates and judgments are used in, among other things, (i) developing fair value assumptions, including estimates of future cash flows and discount rates, (ii) analyzing tangible and intangible assets for possible impairment, (iii) estimating the useful lives of our assets, (iv) assessing future tax exposure and the realization of deferred tax assets, (v) determining amounts to accrue for contingencies, guarantees and indemnifications, (vi) estimating various factors used to value our pension assets and liabilities and (vii) determining the primary beneficiary of variable interest entities (“VIEs”). Actual results could differ materially from our estimates.

Principles of Consolidation.  The accompanying consolidated financial statements include our accounts and the accounts of our majority-owned or controlled subsidiaries and VIEs for which we are the primary beneficiary. Intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to prior-period amounts to conform with current-period presentation.

Effective November 7, 2011 with the commencement of the Chapter 11 Cases, Dynegy deconsolidated its investment in DH. Please read Note 3—Chapter 11 Cases—Accounting Impact and Note 16—Variable Interest Entities—DH for further discussion.

Cash and Cash Equivalents.  Cash and cash equivalents consist of all demand deposits and funds invested in highly liquid short-term investments with original maturities of three months or less.

Restricted Cash and Investments.  Restricted cash and investments represent cash that is not readily available for general purpose cash needs. Restricted cash and investments are classified as a current or long-term asset based on the timing and nature of when or how the cash is expected to be used or when the restrictions are expected to lapse. We include all changes in restricted cash and investments in investing cash flows on the consolidated statements of cash flows. Please read Note 19—Debt—Restricted Cash and Investments for further discussion.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

Accounts Receivable and Allowance for Doubtful Accounts.  We record accounts receivable at the net realizable value when the product or service is delivered to the customer. We establish provisions for losses on accounts receivable if it becomes probable we will not collect all or part of outstanding balances. We review collectability and establish or adjust our allowance as necessary. We primarily use a percent of balance methodology and methodologies involving historical levels of write-offs. The specific identification method is also used in certain circumstances.

Unconsolidated Investments.  Effective November 7, 2011, we began using the equity method of accounting for our wholly-owned subsidiary, DH, as a result of the Chapter 11 Cases. Please read Note 3—Chapter 11 Cases—Accounting Impact and Note 16—Variable Interest Entities—DH for further discussion. In addition, we use the equity method of accounting for investments in affiliates over which we exercise significant influence, generally occurring in ownership interests of 20 percent to 50 percent, and also occurring in lesser ownership percentages due to voting rights or other factors and VIEs where we are not the primary beneficiary. Our share of net income (loss) from these affiliates is reflected in the consolidated statements of operations as earnings (losses) from unconsolidated investments. Any excess of our investment in affiliates, as compared to our share of the underlying equity that is not recognized as goodwill, that represents identifiable other intangible assets, is amortized over the estimated economic service lives of the underlying assets, or, in the instances where the useful lives cannot be determined, the excess is assessed each reporting period for impairment or to determine if the useful life can be estimated. All investments in unconsolidated affiliates are periodically assessed for other-than-temporary declines in value, with write-downs recognized in earnings from unconsolidated investments in the consolidated statements of operations.

Please read Note 8—Impairment and Restructuring Charges for a discussion of impairment charges we recognized in 2010 related to our investment in Plum Point and Note 5—Dispositions, Contract Terminations and Discontinued Operations for a discussion of losses recognized related to the sale of our investment in the Sandy Creek Project.

Short-Term Investments.  Short-term investments consist of highly liquid investments, primarily U.S. Treasury, U.S. Agency and corporate debt securities, with original maturities over three months from the date of purchase. Our investment policy restricts investments to high credit quality investments with limits on the length to maturity and the amount invested with any one issuer. Debt securities which we have the ability and positive intent to hold to maturity are carried at amortized cost, net of unamortized premiums and unaccreted discounts, which approximates fair value.

Debt securities not held-to-maturity are classified as available for sale and are recorded at fair value. Unrealized gains and losses, after applicable taxes, resulting from changes in fair value are recorded as a component of Other comprehensive income (loss) in the consolidated statements of comprehensive income (loss).

Declines in the value of individual equity securities that are considered other than temporary result in write-downs to the individual securities to their fair value and the write-downs are included in the consolidated statements of operations. Declines in debt securities held-to-maturity and available for sale that are considered other than temporary, result in write-downs when it is more likely than not that we will sell the securities before we recover our cost. If we do not intend to sell an impaired debt security but do not expect to recover its cost, we determine whether a credit loss exists, and if so, the credit loss is recognized in the consolidated statements of operations and any remaining impairment is recognized

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

in Other comprehensive loss. The review for other-than-temporary declines considers the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and our intent and ability to retain the investment for a period of time sufficient to allow for recovery.

We consider all available for sale securities, including those with maturity dates beyond twelve months, as available to support current operational liquidity needs and therefore classify these securities as short-term investments within current assets on the consolidated balance sheets. As of December 31, 2010, we held $191 million of available for sale securities with maturity dates within one year. Of this amount, $85 million was included in the Broker margin account on our consolidated balance sheets as of December 31, 2010.

Interest on securities, including the amortization of premiums and the accretion of discounts, is reported in Other income and expense, net using the interest method over the lives of the securities, adjusted for actual prepayments. Gains and losses on the sale of securities are recorded on the trade date and recognized using the specific identification method and reported in Other income and expense, net. At December 31, 2011, we did not hold any short-term investments.

Inventory.  Our natural gas, coal, emissions allowances and fuel oil inventories are carried at the lower of weighted average cost or market. Our materials and supplies inventory is carried at the lower of cost or market using the specific identification method. We use the average cost method to determine cost.

We may opportunistically sell emissions allowances, subject to certain regulatory limitations and restrictions contained in our Consent Decree, or hold them in inventory until they are needed. In the past, we have sold emission allowances that relate to future periods. To the extent the proceeds received from the sale of such allowances exceed our cost, we defer the associated gain until the period to which the allowance relates, as we may be required to purchase emissions allowances in future periods. As of December 31, 2011, we had aggregate deferred gains of $7 million, which was included in Other long-term liabilities in our consolidated balance sheets. As of December 31, 2010, we had aggregate deferred gains of $9 million, which was included in Accrued liabilities and other current liabilities and Other long-term liabilities in our consolidated balance sheets. We recognized zero, $3 million and $22 million in revenue for the years ended December 31, 2011, 2010 and 2009, respectively, related to sales of emissions credits.

Property, Plant and Equipment.  Property, plant and equipment, which consists principally of power generating facilities, including capitalized interest, is recorded at historical cost. Expenditures for major replacements, renewals and major maintenance are capitalized and depreciated over the expected maintenance cycle. We consider major maintenance to be expenditures incurred on a cyclical basis to maintain and prolong the efficient operation of our assets. Expenditures for repairs and minor renewals to maintain assets in operating condition are expensed. Depreciation is provided using the straight-line method over the estimated economic service lives of the assets, ranging from 3 to 40 years.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

Composite depreciation rates (which we refer to as composite rates) are applied to functional groups of assets having similar economic characteristics. The estimated economic service lives of our functional asset groups are as follows:

Asset Group	Range of Years
Power generation facilities	7 to 40
Buildings and improvements	10 to 39
Office and miscellaneous equipment	3 to 20

Gains and losses on sales of individual assets or asset groups are reflected in Gain (loss) on sale of assets, net, in the consolidated statements of operations. We assess the carrying value of our property, plant and equipment to determine if an impairment is indicated when a triggering event occurs. If an impairment is indicated, the amount of the impairment loss recognized would be determined by the amount by which the book value exceeds the estimated fair value of the assets. The estimated fair value may include estimates based upon discounted cash-flow projections, recent comparable market transactions or quoted prices to determine if an impairment loss is required. For assets identified as held for sale, the book value is compared to the estimated sales price less costs to sell.

Please read Note 8—Impairment and Restructuring Charges for a discussion of impairment charges we recognized in 2011, 2010 and 2009.

In accordance with our policy, we review fixed assets for known facts that potentially would impact their estimated useful lives. Based on events occurring in September 2010, we determined that it was not economical to continue to operate our Vermilion facility for the remainder of its estimated useful life. As a result, effective September 1, 2010, we changed our estimate of the useful life of this facility to better reflect the estimated periods during which we expected the asset would remain in service. The facility’s previously estimated remaining useful life of 15 years was adjusted to reflect an expected retirement date of April 30, 2011. At December 31, 2010, we further adjusted the estimated useful life of the facility based on an expected retirement date of March 31, 2011. The effect of these changes in estimate was to increase depreciation expense by approximately $56 million ($34 million net of tax), or $0.28 per share (basic and diluted), for the year ended December 31, 2010. The Vermilion facility was permanently retired in 2011.

Goodwill and Other Intangible Assets.  Goodwill represents, at the time of an acquisition, the amount of purchase price paid in excess of the fair value of net assets acquired. We previously assessed the carrying value of our goodwill for impairment on an annual basis on November 1st, and when events warranted an assessment. Our evaluation was based, in part, on our estimate of future cash flows, recent market comparable transactions, and earnings multiples of similarly situated public companies. The estimation of fair value is highly subjective, inherently imprecise and can change materially from period to period based on, among other things, an assessment of market conditions, projected cash flows and discount rates. Please read Note 17—Goodwill for further discussion of our impairment analysis. Our goodwill balance was fully impaired at March 31, 2009.

Intangible assets represent the fair value of assets, apart from goodwill, that arise from contractual rights or other legal rights. We record only those intangible assets that are distinctly separable from goodwill and can be sold, transferred, licensed, rented, or otherwise exchanged in the open market.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

Additionally, we recognize as intangible assets those assets that can be exchanged in combination with other rights, contracts, assets or liabilities.

We initially record and measure intangible assets based on the fair value of those rights transferred in the transaction in which the asset was acquired. Those measurements are based on quoted market prices for the asset, if available, or measurement techniques based on the best information available such as a present value of future cash flows. Present value measurement techniques involve judgments and estimates made by management about prices, cash flows, discount factors and other variables, and the actual value realized from those assets could vary materially from these judgments and estimates. We amortize our definite-lived intangible assets based on the useful life of the respective asset as measured by the life of the underlying contract or contracts. Intangible assets that are not subject to amortization are subjected to impairment testing on an annual basis or when a triggering event occurs, and an impairment loss is recognized if the carrying amount of an intangible asset exceeds its fair value.

Asset Retirement Obligations.  We record the present value of our legal obligations to retire tangible, long-lived assets on our balance sheets as liabilities when the liability is incurred. Significant judgment is involved in estimating future cash flows associated with such obligations, as well as the ultimate timing of the cash flows. Our AROs relate to activities such as ash pond and landfill capping, dismantlement of power generation facilities, future removal of asbestos containing material from certain power generation facilities, closure and post-closure costs, environmental testing, remediation, monitoring and land and equipment lease obligations. A summary of changes in our AROs is as follows:

	Year Ended December 31,
	2011	2010	2009
	(in millions)
Beginning of year	$120	$120	$127
Accretion expense	7	10	13
Divestiture of assets	—	—	(6)
Deconsolidation of DH (1)	(71)	—	—
Revision of previous estimate (2)	(14)	(10)	(14)
End of year	$42	$120	$120

(1)         As a result of the deconsolidation of DH, the ARO obligations related to our Gas and DNE segments are no longer reflected as liabilities on our consolidated balance sheet but are instead considered in our investment in DH. Please read Note 3—Chapter 11 Cases—Accounting Impact for further discussion.

(2)         During 2011, we revised our ARO obligation downward by $14 million based on revised cost estimates related to remediation of asbestos. During 2010, we revised our ARO obligation downward by $5 million based on revisions to the timing of the remediation obligations within our Coal fleet and by $5 million at the Danskammer facility based on revised cost estimates. In addition, we revised our ARO obligation downward by

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

$14 million in 2009 based on revised estimates of the cost to dismantle the South Bay facility.

We may have additional potential retirement obligations for dismantlement of power generation facilities. Our current intent is to maintain these facilities in a manner such that they will be operated indefinitely. As a result, we cannot estimate any potential retirement obligations associated with these assets. Liabilities will be recorded at the time we are able to estimate these AROs.

Contingencies, Commitments, Guarantees and Indemnifications.  We are involved in numerous lawsuits, claims, proceedings and tax-related audits in the normal course of our operations. We record a loss contingency for these matters when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We review our loss contingencies on an ongoing basis to ensure that we have appropriate reserves recorded on our consolidated balance sheets. These reserves are based on estimates and judgments made by management with respect to the likely outcome of these matters, including any applicable insurance coverage for litigation matters, and are adjusted as circumstances warrant. Our estimates and judgment could change based on new information, changes in laws or regulations, changes in management’s plans or intentions, the outcome of legal proceedings, settlements or other factors. If different estimates and judgments were applied with respect to these matters, it is likely that reserves would be recorded for different amounts. Actual results could vary materially from these estimates and judgments.

Liabilities for environmental contingencies are recorded when an environmental assessment indicates that remedial efforts are probable and the costs can be reasonably estimated. Measurement of liabilities is based, in part, on relevant past experience, currently enacted laws and regulations, existing technology, site-specific costs and cost-sharing arrangements. Recognition of any joint and several liability is based upon our best estimate of our final pro-rata share of such liability.

These assumptions involve the judgments and estimates of management, and any changes in assumptions could lead to increases or decreases in our ultimate liability, with any such changes recognized immediately in earnings.

We disclose and account for various guarantees and indemnifications entered into during the course of business. When a guarantee or indemnification is entered into, an estimated fair value of the underlying guarantee or indemnification is recorded. Some guarantees and indemnifications could have significant financial impact under certain circumstances; however, management also considers the probability of such circumstances occurring when estimating the fair value. Actual results may materially differ from the estimated fair value of such guarantees and indemnifications.

Revenue Recognition.  We earn revenue from our facilities in three primary ways: (i) the sale of both fuel and energy through both physical and financial transactions to optimize the financial performance of our generating facilities; (ii) sale of capacity; and (iii) sale of ancillary services, which are the products of a generation facility that support the transmission grid operation, allow generation to follow real-time changes in load, and provide emergency reserves for major changes to the balance of generation and load. We recognize revenue from these transactions when the product or service is delivered to a customer, unless they meet the definition of a derivative. Please read “—Derivative Instruments—Generation” for further discussion of the accounting for these types of transactions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

Derivative Instruments—Generation.  We enter into commodity contracts that meet the definition of a derivative. These contracts are often entered into to mitigate or eliminate market and financial risks associated with our generation business. These contracts include forward contracts, which commit us to sell commodities in the future; futures contracts, which are generally exchange-traded standard commitments to purchase or sell a commodity; option contracts, which convey the right to buy or sell a commodity; and swap agreements, which require payments to or from counterparties based upon the differential between two prices for a predetermined quantity. There are three different ways to account for these types of contracts: (i) as an accrual contract, if the criteria for the “normal purchase normal sale” exception are met and documented; (ii) as a cash flow or fair value hedge, if the specified criteria are met and documented; or (iii) as a mark-to-market contract with changes in fair value recognized in current period earnings. All derivative commodity contracts that do not qualify for the normal purchase normal sale exception are recorded at fair value in risk management assets and liabilities on the consolidated balance sheets. If the derivative commodity contract has been designated as a cash flow hedge, the changes in fair value are recognized in earnings concurrent with the hedged item. Changes in the fair value of derivative commodity contracts that are not designated as cash flow hedges are recorded currently in earnings.

We execute a significant volume of transactions through futures clearing managers. Our daily cash payments (receipts) to (from) our futures clearing managers consist of three parts: (i) fair value of open positions (exclusive of options) (“Daily Cash Settlements”); (ii) initial margin requirements of open positions (“Initial Margin”); and (iii) fair value related to options (“Options,” and collectively with Daily Cash Settlements and Initial Margin, “Collateral”). We do not offset fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting agreement and we do not elect to offset the fair value amounts recognized for the Daily Cash Settlements paid or received against the fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting agreement. As a result, our consolidated balance sheets present derivative assets and liabilities, as well as related Collateral, as applicable, on a gross basis.

Derivative Instruments—Financing Activities.  We are exposed to changes in interest rates through our variable and fixed rate debt. In order to manage our interest rate risk, we enter into interest rate swap and cap agreements.

Cash inflows and cash outflows associated with the settlement of risk management activities are recognized in net cash provided by (used in) operating activities on the consolidated statements of cash flows.

Fair Value Measurements.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). However, we utilize a mid-market pricing convention (the mid-point price between bid and ask prices) as a practical expedient for valuing the majority of our financial assets and liabilities measured and reported at fair value. Where appropriate, our estimate of fair value reflects the impact of our credit risk, our counterparties’ credit risk and bid-ask spreads. We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. We primarily apply the market approach for recurring fair value measurements and endeavor to utilize the best available information. Accordingly, we utilize

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. We classify fair value balances based on the observability of those inputs. The inputs used to measure fair value have been placed in a hierarchy based on priority.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

•                  Level 1—Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, listed equities and U.S. government treasury securities.

•                  Level 2—Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as over the counter forwards, options and repurchase agreements.

•                  Level 3—Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. Level 3 instruments include those that may be more structured or otherwise tailored to our needs as well as financial transmission rights. At each balance sheet date, we perform an analysis of all instruments and include in Level 3 all of those whose fair value is based on significant unobservable inputs.

The determination of the fair values incorporates various factors. These factors include not only the credit standing of the counterparties involved and the impact of credit enhancements (such as cash deposits, letters of credit and priority interests), but also the impact of our nonperformance risk on our liabilities. Valuation adjustments are generally based on capital market implied ratings evidence when assessing the credit standing of our counterparties and when applicable, adjusted based on management’s estimates of assumptions market participants would use in determining fair value.

Assets and liabilities from risk management activities may include exchange-traded derivative contracts and OTC derivative contracts. Some exchange-traded derivatives are valued using broker or dealer quotations, or market transactions in either the listed or OTC markets. In such cases, these exchange-traded derivatives are classified within Level 2. OTC derivative trading instruments include swaps, forwards, options and complex structures that are valued at fair value. In certain instances, these instruments may utilize models to measure fair value. Generally, we use a similar model to value similar instruments. Valuation models utilize various inputs that include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

are not active, other observable inputs for the asset or liability, and market-corroborated inputs. Where observable inputs are available for substantially the full term of the asset or liability, the instrument is categorized in Level 2. Certain OTC derivatives trade in less active markets with a lower availability of pricing information. In addition, complex or structured transactions, such as heat-rate call options, can introduce the need for internally-developed model inputs that might not be observable in or corroborated by the market. When such inputs have a significant impact on the measurement of fair value, the instrument is categorized in Level 3.

In determining fair value for nonfinancial assets and liabilities measured at fair value on a nonrecurring basis, we use discounted cash-flow projections, recent comparable market transactions, if available, or quoted prices. We consider assumptions that third parties would make in estimating fair value, including the highest and best use of the asset. These fair values are categorized in Level 3.

In determining the fair value of our reporting units, we generally use the income approach and utilize market information, such as recent sales transactions for comparable assets within the regions in which we operate to corroborate the fair values derived from the income approach. When there are not sufficient sales transactions to corroborate the income approach valuation, we use a market-based approach. The market-based approach compares our forecasted earnings and our market capitalization to those of similarly situated public companies by considering multiples of earnings.

Income Taxes.  We use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant temporary differences.

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax payable and related tax expense together with assessing temporary differences resulting from differing tax and accounting treatment of certain items, such as depreciation, for tax and accounting purposes. These differences can result in deferred tax assets and liabilities, which are included within our consolidated balance sheets.

We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized, we must establish a valuation allowance. We consider all available evidence, both positive and negative, to determine whether, based on the weight of the evidence, a valuation allowance is needed. Evidence used includes information about our current financial position and our results of operations for the current and preceding years, as well as all currently available information about future years, anticipated future performance, the reversal of deferred tax liabilities and tax planning strategies.

We do not believe we will produce sufficient future taxable income, nor are there tax planning strategies available to realize the tax benefits from, net deferred tax assets not otherwise realized by reversing temporary differences. Therefore, a valuation allowance was recorded as of December 31, 2011. Any change in the valuation allowance would impact our income tax benefit (expense) and net income (loss) in the period in which the change occurs.

We recognize accrued interest expense and penalties related to unrecognized tax benefits as income tax expense.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

Please read Note 21—Income Taxes for further discussion of our accounting for income taxes, uncertain tax positions and changes in our valuation allowance.

Earnings Per Share.  Basic earnings per share represent the amount of earnings for the period available to each share of common stock outstanding during the period. Diluted earnings per share amounts include the effect of issuing shares of common stock for outstanding stock options and performance based stock awards under the treasury stock method if including such potential common shares is dilutive.

Employee Stock Options.  We use the fair-value based method of accounting for stock-based employee compensation and we used the prospective method of transition for stock options granted. Under the prospective method of transition, all stock options granted after January 1, 2003 were accounted for on a fair value basis. Options granted prior to January 1, 2003 continued to be accounted for using the intrinsic value method. Accordingly, for options granted prior to January 1, 2003, compensation expense was not reflected for employee stock options unless they were granted at an exercise price lower than market value on the grant date.

We use the short-cut method to calculate the beginning balance of the APIC pool of the excess tax benefit, and to determine the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that were outstanding upon our adoption of authoritative guidance for the accounting for tax effects of share-based payment awards. Utilizing the short-cut method, we have determined that we have a “Pool of Windfall” tax benefits that can be utilized to offset future shortfalls that may be incurred.

Please read Note 24—Capital Stock for further discussion of our share-based compensation and expense recognized for the years ended December 31, 2011, 2010 and 2009.

Noncontrolling Interests.  Net loss applicable to noncontrolling interests on the consolidated income statements included third party investments in PPEA Holding in 2009 when we consolidated PPEA Holding. Please read Note 6—Noncontrolling Interests for further discussion.

Variable Interest Entities.  We evaluate our interests in VIEs to determine if we are considered the primary beneficiary and should therefore consolidate the VIE. The primary beneficiary of a VIE is the party that both: (i) has the power to direct the activities of a VIE that most significantly impact its economic performance and (ii) has an obligation to absorb losses or a right to receive benefits that could potentially be significant to the VIE. Please read Note 16—Variable Interest Entities for further discussion.

Accounting Principles Not Yet Adopted

Fair Value Measurement Disclosures.  In May 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04—Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU No. 2011-04”). This authoritative guidance changes the wording used to describe the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. ASU No. 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The implementation of this guidance will not have a significant impact on our financial condition, results of operations or cash flows.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

Presentation of Comprehensive Income.  In June 2011, the FASB issued ASU 2011-05—Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU No. 2011-05”). The FASB’s objective in issuing this guidance is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU No. 2011-05 eliminates the option of presenting components of other comprehensive income as part of the statement of changes in stockholders’ equity. The standard requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We do not expect the implementation of this guidance to have a significant impact on our financial condition, results of operations or cash flows.

Note 3—Chapter 11 Cases

On November 7, 2011, the Debtor Entities commenced the Chapter 11 Cases. Neither Dynegy nor any of its direct or indirect subsidiaries, other than the five Debtor Entities, sought relief under Chapter 11 of the Bankruptcy Code, and none of those entities are debtors under Chapter 11 of the Bankruptcy Code. The Chapter 11 Cases were assigned to the Honorable Cecelia G. Morris, and are being jointly administered for procedural purposes only under the caption In re: Dynegy Holdings, LLC, et. al. Case No. 11-38111. The Debtor Entities have remained in possession of their property and continue to operate their businesses as “debtors—in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

The normal day-to-day operations of the coal-fired power generation facilities held by DMG and the gas-fired power generation facilities held by DPC have continued without interruption. The commencement of the Chapter 11 Cases did not constitute a default under either of the New Credit Agreements.

In connection with the Chapter 11 Cases, DH, as lender, and the other Debtor Entities, as borrowers, entered into a $15 million intercompany revolving loan agreement, on an unsecured priority basis, that is available to the borrowers to fulfill working capital and other administrative funding needs during the Chapter 11 Cases.

On November 7, 2011, the Debtor Entities filed a motion with the Bankruptcy Court for authorization to reject the leases of the Roseton and Danskammer power generation facilities. On December 20, 2011, the Bankruptcy Court entered a stipulated order approving the rejection of such leases, as amended by a stipulated order entered by the Bankruptcy Court on December 28, 2011, which approved the rejection of such leases subject to, among other things, continued litigation over and determination in the Adversary Proceeding (defined below) of, (a) the effective date of the leases rejection, which is to be no later than December 2, 2011, and (b) the amount of the Lease Indenture Trustee’s damages claim arising from the rejection. The Debtor Entities have remained in physical possession of and have continued to operate the leased facilities to the extent necessary to comply with applicable federal and state regulatory requirements until operational control of the facilities is permitted to be transitioned.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3—Chapter 11 Cases (Continued)

Lease Indenture Trustee Contested Matters and Adversary Proceedings.  On November 11, 2011, U.S. Bank National Association, in its capacity as Successor Lease Indenture Trustee (the “Lease Indenture Trustee”) under the Indentures of Trust, Mortgage, Assignment of Leases and Rents and Security Agreement related to each facility commenced an adversary proceeding against Dynegy Danskammer, L.L.C., Dynegy Roseton, L.L.C and DH (Adversary Proceeding No. 11-09083) (the “Adversary Proceeding”) seeking, among other things, a declaration that: (i) the Roseton and Danskammer leases are not leases of real property; (ii) the leases are financings, not leases; and (iii) notwithstanding the lease rejection claims, claims arising from DH’s guaranty of certain lease obligations are not subject to a cap pursuant to section 502(b)(6) of the Bankruptcy Code. On January 6, 2012, the Lease Indenture Trustee filed an amended complaint in which it added an additional claim for relief, seeking, among other things, a determination of the allowed amount of the Lease Indenture Trustee’s claims against Dynegy Danskammer, L.L.C., Dynegy Roseton, L.L.C., and DH

On January 25, 2012, Dynegy Danskammer, L.L.C., Dynegy Roseton, L.L.C., and DH filed their answer and counterclaims to the amended complaint of the Lease Indenture Trustee asserting, among other things, that the leases are true leases and that such documents are leases of real property subject to section 502(b)(6) of the Bankruptcy Code. Pursuant to a scheduling order entered on January 30, 2012, the Bankruptcy Court has set a deadline of May 8, 2012 for filing summary judgment motions and June 11, 2012 for the commencement of a trial to the extent one is necessary.

On February 21, 2012, the Lease Indenture Trustee filed an answer to the counterclaims filed by Dynegy Danskammer, Dynegy Roseton and DH, and on February 27, 2012, the Lease Indenture Trustee filed a motion for judgment on the pleadings with respect to one issue: whether or not the Lease Indenture Trustee’s claims are subject to the damages cap set forth in section 502(b)(6) of the Bankruptcy Code based on the Lease Indenture Trustee’s contention that the facility leases concern personal, rather than real, property. The current date to respond to the Lease Indenture Trustee’s motion is March 8, 2012, and the Lease Indenture Trustee has noticed a hearing on the motion for March 21, 2012.

On February 29, 2012, Dynegy Danskammer, Dynegy Roseton and DH filed their own motion for judgment on the pleadings, seeking rulings from the Court that: (i) the Lease Indenture Trustee’s first claim for relief should be dismissed because the facilities are real property under New York law; (ii) the Lease Indenture Trustee’s second claim for relief should be dismissed because the Lease Indenture Trustee cannot invoke the equitable remedy of recharacterization on the grounds that its effort to recharacterize the facility leases as financings is barred by the applicable Lease Indentures, and because recharacterization would be inequitable and contrary to the policies embodied in section 502(b)(6) of the Bankruptcy Code; (iii) the Lease Indenture Trustee’s third and fourth claims for relief should be dismissed because section 502(b)(6) of the Bankruptcy Code applies to claims against guarantors of leases such as DH under the lease guarantees, and (iv) the Lease Indenture Trustee’s fifth claim for relief should be dismissed to the extent it seeks to recover more than the $550.4 million (plus any allowable pre-petition interest) amount due to the Pass-Through Certificate Holders for whom the Lease Indenture Trustee acts under the Lease Indentures. The current date to respond to the motion for judgment on the pleadings filed by Dynegy Danskammer, Dynegy Roeseton and DH is March 8, 2012, and a hearing has been noticed on the motion for March 21, 2012.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3—Chapter 11 Cases (Continued)

On November 11, 2011, the Lease Indenture Trustee also filed a motion with the Bankruptcy Court seeking the appointment of an examiner. On December 29, 2011, the Bankruptcy Court entered an order directing the appointment of the examiner, which order provides, among other things, that the examiner will investigate (i) the Debtor Entities’ conduct in connection with the prepetition 2011 restructuring and reorganization of the Debtor Entities and their non-Debtor affiliates, (ii) any possible fraudulent conveyances, and (iii) whether DH is capable of confirming a Chapter 11 plan.

Pursuant to the order approving the appointment of the examiner, the examiner’s investigation is to run for a 60-day period beginning on the date of the appointment (subject to possible extension), at the end of which the examiner must file with the Court and provide to certain parties in interest a written report of his investigation, subject to certain restrictions. An examiner was appointed on January 12, 2012. We anticipate that the examiner will issue a written report describing his findings on or about March 9, 2012.

Restructuring Support Agreements.  Prior to the commencement of the Chapter 11 Cases, DH and Dynegy reached an agreement with certain holders of more than $1.4 billion of DH’s unsecured senior notes and debentures regarding a potential consensual restructuring (the “Restructuring”) of over $4.0 billion of obligations owed by DH. The principal terms of the Restructuring were evidenced by a restructuring support agreement and related term sheet, dated November 7, 2011, which was amended and restated on December 26, 2011 (as amended and restated, the “Noteholder Restructuring Support Agreement”), and entered into by and among Dynegy, DH and the holders of approximately $1.8 billion of DH’s unsecured senior notes and debentures and subordinated debentures (the “Consenting Noteholders”).

Pursuant to the Noteholder Restructuring Support Agreement, the Consenting Noteholders agreed, among other things, subject to the terms and conditions contained in the Noteholder Restructuring Support Agreement, to (i) vote their claims under DH’s unsecured senior notes and debentures and subordinated debentures in favor of the Restructuring and not withdraw or revoke such vote, except as permitted under the Noteholder Restructuring Support Agreement, (ii) not object to the Restructuring; (iii) not initiate legal proceedings inconsistent with or that would prevent, frustrate, or delay the Restructuring; (iv) not solicit, support, formulate, entertain, encourage or engage in discussions or negotiations, or enter into any agreements relating to, any alternative restructuring; and (v) not solicit, encourage, or direct any person or entity, including the indenture trustee under the indenture for the Senior Notes or the indenture for the Subordinated Notes, to undertake any such action. Additionally, the Consenting Noteholders agreed not to transfer or assign their claims, except to parties who also agree to be bound by the Noteholder Restructuring Support Agreement, subject to certain exceptions. Subject to fiduciary duties, Dynegy and DH agree to use their reasonable best efforts to (i) support and complete the Restructuring, (ii) take all necessary and appropriate actions in furtherance of the Restructuring and the transactions related thereto, (iii) complete the Restructuring and all transactions related thereto within the time-frames outlined in the Noteholder Restructuring Support Agreement, (iv) obtain all required governmental, regulatory and/or third-party approvals for the Restructuring and (v) take no actions inconsistent with the Noteholder Restructuring Support Agreement or the confirmation and consummation of the Plan (as defined below).

The Noteholder Restructuring Support Agreement provides that it may be terminated by DH, Dynegy, or a majority of the Consenting Noteholders if (among other things): (i) the Bankruptcy Court has not entered an order approving the disclosure statement related to the Plan (as defined below) by March 15, 2012; (ii) the Bankruptcy Court has not entered an order confirming the Plan by June 15,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3—Chapter 11 Cases (Continued)

2012; or (iii) the Plan has not become effective by August 1, 2012. Further, certain noteholders may terminate their obligations in their individual capacity if: (i) any examiner finds that any member of DH’s board of directors was more likely than not to have committed acts of fraud, willful misconduct, breach of fiduciary duty or any other act which would likely make them unable to satisfy certain standards set out in the Bankruptcy Code; (ii) any modification is made to any Plan Related Document (as defined in the Noteholder Restructuring Support Agreement) that is inconsistent in any material respect with the Plan Related Documents approved by each of the Noteholders as of December 26, 2011; or (iii) the Bankruptcy court has not entered an order approving the Disclosure Statement by March 15, 2012.

In addition, on December 13, 2011, we entered into a binding term sheet with Resources Capital Management Corporation and certain of its affiliates and subsidiaries (“PSEG”), to settle and resolve all issues in lieu of further litigation, regarding, among other things, the Roseton and Danskammer leases and all of the parties’ rights and claims arising under the related lease documents, including certain tax indemnity agreements, pursuant to which settlement, PSEG agreed to support the confirmation of the Debtor Entities’ plan of reorganization, bringing the aggregate amount of claims agreeing to support the plan up to approximately $1.9 billion.

Plan of Reorganization.  On December 1, 2011, Dynegy and DH, as co-plan proponents, filed a proposed Chapter 11 plan of reorganization and a related disclosure statement for DH with the Bankruptcy Court. On January 19, 2012, they filed a proposed amended plan and related disclosure statement and recently filed a second amended plan (the “Plan”) and related disclosure statement (the “Disclosure Statement”) with the Bankruptcy Court. The Plan addresses claims against and interests in DH only and does not address claims against and interests in the other Debtor Entities.

The proposed Plan sets forth the material terms of the Restructuring pursuant to which unsecured claims of DH, including its outstanding Senior Notes, will be cancelled and exchanged for a combination of (i) $1.015 billion aggregate principal amount of our new secured notes (“New Secured Notes”) (or a cash payment in lieu thereof), (ii) $2.1 billion of mandatorily convertible preferred stock of Dynegy (the “Preferred Stock”) and (iii) $400 million cash (plus an amount equal to all interest that would have accrued on the New Secured Notes from the filing date of the Chapter 11 Cases). Our existing Dynegy common stock will remain outstanding. Further, pursuant to the proposed Plan, it is a condition to the effective date of such plan (the “Effective Date”) that the rejection damages arising from the rejection of the leases of the Roseton and Danskammer power generation facilities are determined in an amount not to exceed $300 million (or $190 million net of the claim of PSEG, which has already been allowed by the Bankruptcy Court in the amount of $110 million), subject only to a potential waiver.

The New Secured Notes will pay cash interest at an 11 percent annual rate and have a seven year maturity. The New Secured Notes will have customary negative covenants restricting asset transfers, mergers, dividends, incurrence of debt and liens, restricted payments, sale and leaseback transactions, dividend and other payment restrictions and change of control (in each case, with certain agreed upon exceptions). The New Secured Notes will be secured by a first priority security interest in (subject to certain exceptions and permitted liens): (i) the assets of certain of our direct and indirect wholly-owned subsidiaries (including a first priority security interest in and lien on a $55 million debt service account) and (ii) the equity interests in certain of our direct and indirect subsidiaries.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3—Chapter 11 Cases (Continued)

The aggregate principal amount of New Secured Notes and the cash component of the Restructuring payments are subject to certain adjustments as more fully set forth in the Plan. For example, the principal amount of New Secured Notes to be issued will be reduced (and the cash component increased) by specified amounts of excess cash at DH and its subsidiaries (other than the bankruptcy-remote entities that own Dynegy’s coal and natural gas fired power generation businesses) and may also be increased or decreased based on the amount of the aggregate claims arising from the rejection of the Roseton and Danskammer leases. Additionally, Dynegy may, in lieu of issuing any New Secured Notes, provide for a cash payment equal to the aggregate principal amount of New Secured Notes; provided that such cash payment is funded by debt on terms that, taken as a whole (and subject to certain exceptions), are no less favorable to Dynegy than the terms of the New Secured Notes.

The Preferred Stock will be Redeemable Convertible Preferred Shares, par value $0.01 per share, issued by Dynegy and will accrue dividends, commencing on November 7, 2011, at an annual rate of 4 percent through December 31, 2013, 8 percent from January 1, 2014 through December 31, 2014, and 12 percent thereafter, compounding quarterly as set forth in the Designation of the Preferred Stock attached to the Plan (the “Stock Designation”). Dividends will not be paid in cash, but will accrue. The Preferred Stock will not be convertible at the option of the holder; but will automatically convert on December 31, 2015 or upon the occurrence of a Dynegy bankruptcy event. Based upon the capital structure of Dynegy anticipated to be in effect as of the Plan Effective Date, the Preferred Stock would be convertible into 97 percent of Dynegy’s fully-diluted common stock (other than equity issued as compensation) on the terms set forth in the Stock Designation. The Preferred Stock may be redeemed by Dynegy in whole or in part, subject to certain limitations, as set forth in the Stock Designation, at an aggregate price (assuming redemption of all Preferred Stock outstanding as of the Effective Date) equal to: (i) $1.95 billion if redeemed prior to May 8, 2013; (ii) $2.0 billion if redeemed on or after May 8, 2013 through December 31, 2013; and (iii) $2.1 billion if redeemed on or after January 1, 2014 through the mandatory conversion date, in each case, plus accrued and unpaid dividends; provided, that if Dynegy redeems less than all of the shares of Preferred Stock, the amounts set forth in clauses (i) and (ii) will be replaced with $2.1 billion. Dynegy may only redeem less than all of the shares of Preferred Stock with the proceeds of a firm commitment, underwritten issuance of certain permitted stock that is entered into prior to December 31, 2014. The approval of holders of Preferred Stock will be required for certain actions by Dynegy including: making certain changes to the fundamental rights of the Preferred Stock; making certain changes to Dynegy’s certificate of incorporation or bylaws that are adverse to the Preferred Stock; incurring certain indebtedness disposing of certain assets; making certain investments; and engaging in certain merger or acquisition transactions. Dynegy and its Subsidiaries are restricted from entering into certain affiliate transactions subject to obtaining certain approval, and, for certain affiliate transactions, obtaining a fairness opinion. Dynegy may, without the consent of the holders of shares of Preferred Stock, issue and sell shares of certain permitted stock, subject to certain restrictions set forth in the Stock Designation and to the right of first offer of the holders of shares of Preferred Stock.

Pursuant to the proposed Plan, the holders of DH’s Subordinated Notes would be entitled to participate in the Restructuring as unsecured note holders, but their recovery would be subject to enforcement of their contractual subordination to the Senior Notes. Alternatively, the subordinated note holders will be offered the opportunity to participate, without subordination, in the restructuring as unsecured note holders at $0.35 for every dollar of claims.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3—Chapter 11 Cases (Continued)

Accounting Impact.  In conjunction with the commencement of the Chapter 11 Cases, we evaluated whether we should continue to consolidate DH and its wholly-owned subsidiaries, including the other Debtor Entities as well as the DH subsidiaries included in our Gas segment. We concluded that, as a result of the commencement of the Chapter 11 Cases, under applicable accounting standards, we no longer have a controlling financial interest in DH and its wholly-owned subsidiaries, and therefore, DH and its consolidated subsidiaries should no longer be consolidated in our consolidated financial statements as of November 7, 2011.

In performing this analysis, we concluded that the activities that most significantly impact DH’s economic performance are (i) the financing and restructuring of the pre-petition obligations of the Debtor Entities and (ii) the management of the natural gas-fired generation facilities that are operated by DH’s non-debtor subsidiaries. The activities associated with the financing and restructuring of DH’s pre-petition obligations are ultimately subject to confirmation of the Plan by the Bankruptcy Court. Furthermore, while we continue to manage the ordinary course operations of the natural-gas fired generation facilities included in the Gas segment, to the extent any ordinary course activities could have a significant impact on the operations of the Gas segment, the Bankruptcy Court would generally have to approve such activities. Additionally, significant decisions regarding the natural gas-fired generation business that are outside the normal course of business would also be subject to the approval of the Bankruptcy Court.

Therefore, despite our continued 100 percent ownership of DH, we concluded, under the applicable accounting guidance, that as a result of the bankruptcy we do not have the ability to make decisions that most significantly impact the economic performance of DH. As such, based on the applicable accounting guidance, we no longer have a controlling financial interest in DH as of November 7, 2011. Accordingly, we have deconsolidated DH and its consolidated subsidiaries from our consolidated financial statements as of the date of the filing of the Chapter 11 Cases.

In order to deconsolidate DH and its consolidated subsidiaries, the carrying values of the assets and liabilities of DH and its consolidated subsidiaries were removed from our consolidated balance sheets as of November 7, 2011. Accordingly, we recorded our investment in DH at its estimated fair value of zero as of November 7, 2011. We determined the fair value of our investment using assumptions that reflect our best estimate of third party market participants’ considerations based on the facts and circumstances relevant to our investment at that time. Our assessment of fair value considered estimates of the value of DH’s equity in the Gas segment and DH’s rights related to the Undertaking Agreement, as well as estimates of the fair value of DH’s debt and lease obligations. Additionally, our analysis considered the inherent uncertainty in value resulting from the Chapter 11 Cases. Such valuation was determined as of November 7, 2011 and should not be relied on for a determination of value at any other period in time given, among other things, significant variability in commodity prices underlying the valuation analysis.

Consistent with historical practice, our estimate of the fair value of DH’s equity in the Gas segment was determined using the income approach based on an unlevered discounted cash flows methodology. This methodology estimates the value of an asset or business by calculating the present value of expected future cash flows using a market participant’s expected weighted average cost of capital (discount rate). The Gas segment’s estimated future operating results were based on discrete financial forecasts developed by management for planning purposes. To complete the fair value of DH’s equity in the Gas segment, we then subtracted the net debt (debt less cash on hand) of the Gas

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3—Chapter 11 Cases (Continued)

segment from the value of the business determined using the unlevered discounted cash flows methodology. The results of our fair value assessment using the income approach were corroborated using market information about recent sales transactions.

Our estimate of the fair value of DH’s interest in the Undertaking Agreement, which is supported by the future cash flows that Dynegy receives from its Coal segment, was determined using the income approach, using estimates of the underlying assets’ cash flows based on a weighting of unlevered and levered discounted cash flows methodologies. The unlevered discounted cash flows methodology was applied using similar procedures as described above to value DH’s equity in the Gas segment. In the levered discounted cash flows methodology, again, the future operating results were based on discrete financial forecasts developed by management for planning purposes but with the inclusion of the Coal segment term loan interest and principal payments. This methodology estimates the fair value of the future cash flows from the Coal segment by calculating the present value of expected future cash flows using a discount rate that reflects a market participant’s expected equity discount rate.

We have estimated the fair value of the allowed claims at DH arising from the lease rejection to be $300 million (or $190 million net of the claim of PSEG which has already been allowed by the Bankruptcy Court in the amount of $110 million). Our estimate of the fair value of the obligations arising from the rejection of the Roseton and Danskammer leases considered various scenarios and projected outcomes including, among other things, our view that the Lease Indenture Trustee’s allowed claim should be capped pursuant to Section 502(b)(6) of the Bankruptcy Code which governs claims arising from the rejection of leases of nonresidential real property. As discussed above, the Lease Indenture Trustee is seeking allowance of the lease claims in the amount of approximately $900 million, however we believe that such lease claims (exclusive of PSEG’s $110 million allowed claim) are in fact significantly lower given the application of any one or more of the following factors, among others: (i) the claims are, as stated, subject to the cap established in section 502(b)(6) of the Code, (ii) the Lease Indenture Trustee cannot recover in excess of approximately $550 million, including any recoveries they may receive as a result of their primary claims against the two lessee entities, (iii) the Lease Indenture Trustee has significant other sources of recovery on its lease rejection damages claim and (iv) certain aspects of its claim have already been resolved by the Court and released by the relevant counterparties. The Plan Proponents have estimated the lease claims (exclusive of the TIA Claim) at $190 million to reflect our belief that the aggregate amount of such allowed claims (including PSEG’s $110 million allowed claim) will not exceed $300 million, which is the maximum amount in which such claims may be allowed for the Plan to become effective (subject only to the potential waiver of such condition precedent to consummation of the Plan by the Plan Proponents to allow such claims in an amount up to $400 million (or $290 million net of PSEG’s $110 million allowed claim) or the Plan Proponents and the Consenting Noteholders, collectively, to allow such claims in an amount in excess of $400 million (or $290 million net of PSEG’s $110 million allowed claim). However, as indicated herein, the allowed amounts of the lease claims are the subject of litigation, the outcome of which is inherently uncertain, and therefore may be significantly higher or lower.

After considering the estimated fair values of the Gas segment’s future cash flows and related debt, the fair value of the Undertaking Agreement and the estimated fair value of the rejection damage claims, we considered whether there was sufficient value to repay DH’s outstanding unsecured debt obligations. It was determined that there was not sufficient value to repay DH’s unsecured debt obligations, therefore, we believe that it is a reasonable assumption that a third party market participant would not assign any residual value to the equity of DH, particularly considering the

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3—Chapter 11 Cases (Continued)

inherent uncertainty in value resulting from the Chapter 11 Cases, inclusive of the rejection damage claims litigation. Accordingly, we have reflected our investment in DH at its estimated fair value of zero as of November 7, 2011 and recorded a loss of $1,657 million, which reflects the difference between (i) the estimated fair value of our retained 100 percent noncontrolling investment in DH at the date of deconsolidation, and (ii) the carrying amount of DH’s consolidated assets and liabilities. The loss is included in Loss on deconsolidation in our consolidated statements of operations.

Subsequent to the deconsolidation of DH, we are accounting for our investment in DH using the equity method of accounting because we continue to exercise significant influence over the operations of DH. Please read Note 15—Unconsolidated Investments and Note 16—Variable Interest Entities for further discussion. Our management team continues to make the ongoing day-to-day operating decisions related to DH, including the operations of its Gas segment and there are various service agreements between us and various DH subsidiaries. Furthermore, the Plan has been proposed jointly by Dynegy and DH and the same management team will be soliciting acceptance of the Plan. Based on these facts, we believe we exert significant influence over DH and the equity method of accounting is appropriate.

Note 4—Merger Agreements

On August 13, 2010, we entered into a merger agreement with an affiliate of The Blackstone Group L.P. (as amended, the “Blackstone Merger Agreement”), pursuant to which we would be acquired and our stockholders would receive $4.50 per share in cash. On November 16, 2010, the agreement was amended to increase the merger consideration to $5.00 per share in cash. The Blackstone Merger Agreement was not approved by our stockholders at the special stockholders’ meeting on November 23, 2010 and was subsequently terminated by the parties in accordance with the terms of the agreement. The Blackstone Merger Agreement requires us to pay Blackstone a termination fee in the amount of $16 million in the event that within 18 months of November 23, 2010, we consummate an alternative transaction having an aggregate value of more than $4.50 per share.

On November 23, 2010, we commenced the solicitation of transaction proposals from a broad group of potentially interested parties, including Icahn Enterprises L.P. (“Icahn”) and other potential strategic and financial buyers. As a result of those efforts, on December 15, 2010, our Board of Directors unanimously approved a merger agreement between us and an affiliate of Icahn (as amended, the “Icahn Merger Agreement”). In connection with the Icahn Merger Agreement, Icahn launched a cash tender offer on December 22, 2010 for all of the issued and outstanding shares of our common stock at $5.50 per share (the “Tender Offer”). On January 25, 2011, we announced that we had not received any other bona fide acquisition proposals. At the expiration of the Tender Offer on February 18, 2011, an insufficient number of shares had been tendered in response to the Tender Offer, and as a result the Icahn Merger Agreement automatically terminated. In connection with the termination, and as required by the Icahn Merger Agreement, we paid $5 million to Icahn with respect to expenses incurred by Icahn related to the Icahn Merger Agreement. Further, we may be required to pay additional fees of $11 million in the event that within 18 months of February 18, 2011, we consummate an alternative transaction having an aggregate value of more than $5.50 per share.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5—Dispositions, Contract Terminations and Discontinued Operations

Dispositions and Contract Terminations

LS Power Transactions.  On November 30, 2009, we sold certain assets and investments to LS Power. We consummated the sale with LS Power in two parts (the “LS Power Transactions”), with the issuance of notes by DH, on December 1, 2009, and the remainder of the transactions closing on November 30, 2009. At closing, we received $936 million in cash, net of closing costs. Of the proceeds, $547 million related to the disposition of assets, including our interest in the Sandy Creek project. We also received $175 million from the release of restricted cash on our consolidated balance sheets that was used to support our funding commitment to the Sandy Creek Project and $214 million for the issuance of $235 million notes payable at the close of the transaction. In addition, we received 245 million shares of our Class B common stock from LS Power. In exchange, we sold to LS Power five peaking and three combined-cycle generation assets, as well as our remaining interest in the Sandy Creek Project, and DH issued the notes to an affiliate of LS Power. Please read Note 20—Related Party Transactions—Transactions with LS Power for further discussion.

The remaining 95 million shares of our Class B common stock held by LS Power were converted into the same number of shares of our Class A common stock.

In connection with the LS Power Transactions, Dynegy and LS Power entered into a new shareholder agreement (the “New Shareholder Agreement”), which, among other things, generally restricts LS Power from increasing its ownership for up to 30 months. Dynegy and LS Power have also terminated the original shareholder agreement, dated September 14, 2006, which provided LS Power with special approval rights, board representation and certain other rights associated with its former Class B shares. The New Shareholder Agreement expires in accordance with its terms in June 2012.

In connection with our closing of the LS Power Transactions, we recorded pre-tax charges of $312 million in the fourth quarter 2009. These charges include $124 million in Gain (loss) on sale of assets, $104 million in Income (loss) from discontinued operations and $84 million in Losses from unconsolidated investments in our consolidated statements of operations. These losses are primarily the result of changes in the value of the shares received by us, changes in the book values of the assets included in the transaction and changes in working capital items not reimbursed by LS Power.

In connection with the signing of the purchase and sale agreement with LS Power on August 9, 2009, our Arlington Valley and Griffith power generation assets (collectively, the “Arizona power generation facilities”) and our Bluegrass power generation facility met the requirements for classification as discontinued operations. Accordingly, the results of operations for these facilities have been reclassified as discontinued operations for all periods presented.

We recorded pre-tax impairment charges of $326 million, inclusive of costs to sell, related to the assets included in the LS Power Transactions that did not meet the criteria for classification as discontinued operations for the year ended December 31, 2009. The charges are included in Impairment and other charges in our consolidated statements of operations. Please read Note 8—Impairment and Restructuring Charges for further discussion of these impairments.

We discontinued depreciation and amortization of property, plant and equipment included in the LS Power Transactions that did not meet the criteria for classification as discontinued operations during the third quarter 2009. Depreciation and amortization expense related to these assets totaled $24 million in the year ended December 31, 2009.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5—Dispositions, Contract Terminations and Discontinued Operations (Continued)

PPEA Holding Company LLC.  On November 10, 2010, we completed the sale of our interest in PPEA Holding to one of the other investors in PPEA Holding. We recognized a loss of approximately $28 million on the sale, which is included in Losses from unconsolidated investments in our consolidated statements of operations. This loss represents $28 million of losses reclassified from Accumulated other comprehensive loss. Please read Note 16—Variable Interest Entities—PPEA Holding Company LLC for further discussion.

Discontinued Operations

Arlington Valley, Griffith and Bluegrass.  On November 30, 2009, we completed the sale of our interests in the Arizona power generation facilities and Bluegrass power generation facility as part of the LS Power Transactions, as discussed above.

The Arizona power generation facilities, as well as our Bluegrass facility, met the criteria of held for sale during the third quarter 2009. At that time, we discontinued depreciation and amortization of the Arizona power generation facilities’ and Bluegrass’ property, plant and equipment. Depreciation and amortization expense related to the Arizona power generation facilities totaled approximately $14 million for the year ended December 31, 2009. Depreciation and amortization expense related to the Bluegrass facility totaled approximately $1 million for the year ended December 31, 2009. We recorded an impairment charge of $235 million related to the Arizona power generation facilities during the third quarter 2009. We previously recorded impairment charges of $5 million and $18 million related to the Bluegrass facility during the first and second quarters of 2009, respectively. Please read Note 8—Impairment and Restructuring Charges for further discussion of these impairments. The results of Bluegrass’ and the Arizona power generation facilities’ operations are reported in discontinued operations for all periods presented in our Gas segment.

Heard County.  On April 30, 2009, we completed the sale of our interest in the Heard County power generation facility for approximately $105 million. Heard County was classified as held for sale during the first quarter 2009. At that time, we discontinued depreciation and amortization of Heard County’s property, plant and equipment. Depreciation and amortization expense related to Heard County totaled approximately less than $1 million for the year ended December 31, 2009. The results of Heard County’s operations are included in discontinued operations for all periods presented in our Gas segment.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5—Dispositions, Contract Terminations and Discontinued Operations (Continued)

Summary.  The following table summarizes information related to our discontinued operations:

Total
(in millions)
2010
Revenues	$—
Income from operations before taxes	1
Income from operations after taxes	1

2009
Revenues	$116
Loss from operations before taxes (1)	(249)
Loss from operations after taxes	(165)
Loss on sale before taxes	(94)
Loss on sale after taxes	(57)

(1)         Includes $23 million and $235 million of impairment charges related to our Bluegrass power generation facility and our Arizona power generation facilities, respectively, which are included in the Gas segment.

Note 6—Noncontrolling Interests

We account for noncontrolling interests in accordance with FASB ASC 810, Consolidation, which requires: (i) ownership interests in subsidiaries held by parties other than the parent to be clearly identified, labeled, and presented in the consolidated statements of financial position within equity, but separate from the parent’s equity; (ii) the amount of consolidated net income (loss) attributable to the parent and to the noncontrolling interest to be clearly identified and presented on the face of the consolidated statements of operations; (iii) changes in a parent’s ownership interests that do not result in deconsolidation to be accounted for as equity transactions; and (iv) that a parent recognize a gain or loss in net income upon deconsolidation of a subsidiary, with any retained noncontrolling equity investment in the former subsidiary initially measured at fair value. The following table presents the net income (loss) attributable to our stockholders:

Twelve Months Ended December 31, 2009
(in millions)
Loss from continuing operations	$(1,025)
Loss from discontinued operations, net of tax benefit of $121	(222)
Net loss	$(1,247)

As a result of the deconsolidation and subsequent sale of our interest in PPEA Holding, effective January 1, 2010, there are no longer any noncontrolling interests in any of our consolidated subsidiaries, and as a result, no reconciliation is needed for the twelve months ended December 31, 2010 and 2011.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—Noncontrolling Interests (Continued)

The following table presents a reconciliation of the carrying amount of total equity, equity attributable to Dynegy and the equity attributable to the noncontrolling interests at the beginning and the end of the twelve months ended December 31, 2009:

	Controlling Interest	Noncontrolling Interests	Total
	(in millions)
December 31, 2008	$4,515	$(30)	$4,485
Net loss	(1,247)	(15)	(1,262)
Other comprehensive income (loss), net of tax:
Unrealized mark-to-market gains arising during period	38	128	166
Reclassification of mark-to-market (gains) losses to earnings	(1)	2	1
Deferred losses on cash flow hedges	(3)	(8)	(11)
Amortization of unrecognized prior service cost and actuarial gain	7	—	7
Unconsolidated investments other comprehensive income	24	—	24
Total other comprehensive income, net of tax	65	122	187
Other equity activity:
Options and restricted stock granted	8	—	8
401(k) plan and profit sharing stock	5	—	5
Board of Directors stock compensation	(1)	—	(1)
Retirement of Class B common stock	(443)	—	(443)
December 31, 2009	$2,902	$77	$2,979

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7—Investments

The amortized cost basis, unrealized gains and losses and fair values of investments in available for sale investments as of December 31, 2010, is shown in the table below:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in millions)
Available for Sale investments:
Commercial Paper	$45	$—	$—	$45
Certificates of Deposit	20	—	—	20
Corporate Securities	6	—	—	6
U.S. Treasury and Government Securities (1)	120	—	—	120
Total—Dynegy	$191	$—	$—	$191

(1)                                 Includes $85 million in Broker margin account on our consolidated balance sheets in support of transactions with our futures clearing manager.

During the twelve months ended December 31, 2011 and 2010, we received proceeds of $475 million and $317 million, respectively, from the sale of available for sale securities. We realized an immaterial amount of gains and losses on the sale of these available for sale securities in earnings for the twelve months ended December 31, 2011 and 2010.

We did not have any investments as of December 31, 2011.

Note 8—Impairment and Restructuring Charges

2010 Impairment Charges

Casco Bay Impairment.  In August 2010, in connection with the Blackstone Merger Agreement, we determined it was more likely than not that our Moss Landing, Morro Bay, Oakland and Casco Bay facilities would be disposed of before the end of their previously estimated useful lives, as Blackstone had entered into a separate agreement to sell these facilities to a third party upon the closing of the Blackstone Merger Agreement. Based on the terms of the Blackstone Merger Agreement and our impairment analysis of the impact of such agreement on the recoverability of the carrying value of our long-lived assets, we recorded a pre-tax impairment charge of $134 million ($81 million after-tax) during the three months ended September 30, 2010 to reduce the carrying value of our Casco Bay facility and related assets to its fair value. This charge is included in Impairment and other charges in our consolidated statements of operations in the Gas segment.

In performing the impairment analysis, we concluded that the assets Blackstone planned to sell to a third party did not meet the criteria of “held for sale,” as the agreement to sell these assets was a contractual arrangement between Blackstone and the third party. Dynegy management had not committed to any plan to dispose of these assets prior to the end of their previously estimated useful lives. As such, we assessed the recoverability of the carrying value of these certain assets using expected cash flows from the proceeds from the potential sale of these assets, probability weighted with the expected cash flow from continuing to hold and use the assets. We performed this analysis considering a range of likelihoods that management considered reasonable regarding whether the sale of these assets would be completed. In any of the scenarios within this range of the probabilities we considered

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—Impairment and Restructuring Charges (Continued)

reasonable, the expected undiscounted cash flows from the Moss Landing, Morro Bay and Oakland facilities were sufficient to recover their carrying values, while the expected undiscounted cash flows from the Casco Bay facility were not. Therefore, we recorded an impairment charge to reduce the carrying value of the Casco Bay facility and related assets to its estimated fair value. We determined the fair value of the facility based on assumptions that reflect our best estimate of third party market participants’ considerations, and corroborated these assumptions based upon the terms of the proposed sale of the facilities. The Blackstone Merger Agreement ultimately did not receive stockholder approval, and at December 31, 2010, we no longer considered it more likely than not that these facilities will be disposed of before the end of their currently estimated useful lives.

Other.  In the first quarter of 2010, as a result of uncertainty and risk surrounding PPEA’s financing structure, we recorded a pre-tax impairment charge of approximately $37 million to reduce the carrying value of our investment in PPEA Holding to zero. In the fourth quarter 2010, we sold our interest in this investment. Please read Note 15—Unconsolidated Investments for additional information.

Our impairment analysis of our generating assets is based on forward-looking projections of our estimated future cash flows based on discrete financial forecasts developed by management for planning purposes. These projections incorporate certain assumptions including forward power and capacity prices, forward fuel costs and costs of complying with environmental regulations. As additional information becomes available regarding the significant assumptions used in our analysis, we may conclude that it is necessary to update estimated useful lives and our impairment analyses in future periods to assess the recoverability of our assets and additional impairment charges could be required.

2009 Impairment Charges

The following summarizes pre-tax impairment charges recorded during 2009 and the line item in which they appear in our consolidated statements of operations:

	Impairment and other charges	Income (loss) from discontinued operations	Total
	(in millions)
Bluegrass	$—	$(5)	$(5)
Assets included in the LS Power Transactions	(326)	(253)	(579)
Roseton and Danskammer	(212)	—	(212)
Total impairment charges	$(538)	$(258)	$(796)

Bluegrass.  During the first quarter 2009, we performed a goodwill impairment test due to changes in market conditions that would more likely than not reduce the fair values of our reporting units below their carrying amounts. Please read Note 17—Goodwill for further discussion. This decline in value also triggered testing of the recoverability of our long-lived assets. We performed an impairment analysis and recorded a pre-tax impairment charge of $5 million ($3 million after tax). This charge, which related to the Bluegrass power generation facility, is included in Income (loss) on discontinued operations in our consolidated statements of operations. We determined the fair value of the Bluegrass

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—Impairment and Restructuring Charges (Continued)

facility using assumptions that reflected our best estimate of third party market participants’ considerations.

Assets Included in the LS Power Transactions.  At June 30, 2009, in connection with discussions leading to the agreement with LS Power, we determined it was more likely than not that certain assets would be sold prior to the end of their previously estimated useful lives. Therefore, we updated our March 31, 2009 long-lived asset impairment analysis for each of the asset groups that we were considering for sale as part of the proposed transaction as of June 30, 2009. As a result, we recorded a pre-tax impairment charge of $197 million ($120 million after-tax). Of this charge, $179 million related to the Bridgeport power generation facility and related assets and is included in Impairment and other charges in our consolidated statements of operations. The remaining $18 million ($11 million after-tax) related to the Bluegrass power generation facility and related assets and is included in Income (loss) from discontinued operations in our consolidated statements of operations. This additional impairment charge for the Bluegrass power generation facility reflected updated assumptions regarding the terms of a potential sale as well as continued weakening of forward capacity prices in the second quarter 2009. We determined the fair value of these generation facilities and related assets using assumptions that reflect our best estimate of third party market participants’ considerations and corroborated these estimates indirectly based on our assumptions regarding the terms of and the overall value inherent in the LS Power Transactions.

In performing the June 30, 2009 impairment analysis, we used an 80 percent likelihood at June 30, 2009 of reaching an agreement for sale of the assets, and certain assumptions about the terms of such a sale. Upon reaching the agreement with LS Power, the assets qualified as held for sale, and additional impairment charges were recorded, as discussed below.

On August 9, 2009, we entered into the purchase and sale agreement with LS Power. At that time, the operating assets included in that agreement met the criteria of held for sale. Accordingly, we updated our impairment analysis reflecting the estimated fair value for the consideration to be received from LS Power inclusive of costs to sell. As a result, we recognized pre-tax impairment charges of $382 million for the three month period ended September 30, 2009. The $147 million charge is included in Impairment and other charges in our consolidated statements of operations. The $235 million charge is included in Income (loss) on discontinued operations in our consolidated statements of operations.

At September 30, 2009, the fair value of the consideration was based partially upon the closing stock price of Dynegy’s Class A common stock of $2.55 per share. We recorded additional losses on the sale of these assets upon close of the transaction in the fourth quarter 2009, based on changes subsequent to September 30, 2009 in the fair value of the shares to be received as part of the consideration for this transaction, changes in the fair value of debt to be issued, and changes in working capital items not reimbursed by the purchaser. In addition, we recorded a loss of $84 million on the sale of our Sandy Creek project investment included in this transaction.

Please refer to Note 5—Dispositions, Contract Terminations and Discontinued Operations—Dispositions and Contract Terminations—LS Power Transactions for further discussion.

Roseton and Danskammer.  In updating our impairment analysis for assets that were being considered for sale as discussed above, we noted that the aggregate carrying value of the assets included in the proposed transaction exceeded the aggregate fair value of the consideration to be

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—Impairment and Restructuring Charges (Continued)

received. In addition, we noted a continued weakening in forward capacity and forward power prices in certain of the markets in which we operate. This indicated a possible decline in the value of power generation assets in all three of our reportable segments. Therefore, at June 30, 2009, we updated our March 31, 2009 impairment analysis for our remaining power generation facilities not currently under consideration for sale. As a result of changes in market conditions in the second quarter 2009 within the Northeast region of the United States, we recorded a pre-tax impairment charge of $208 million ($129 million after-tax) related to the Roseton and Danskammer power generation facilities. This charge is included in Impairment and other charges in our consolidated statements of operations. We determined the fair value of these facilities using assumptions that reflect our best estimate of third party market participants’ considerations. This involved using the present value technique, incorporating our best estimate of third party market participants’ assumptions about the best use of assets, future power and fuel costs and the costs of complying with environmental regulations. Based on a continuation of expected cash flow losses for these assets in 2009, we recorded additional pre-tax impairment charges of $4 million ($3 million after-tax) in 2009.

Our impairment analysis of our generating assets is based on forward-looking projections of our estimated future cash flows based on discrete financial forecasts developed by management for planning purposes. These projections incorporate certain assumptions including forward power and capacity prices, forward fuel costs and costs of complying with environmental regulations. As additional information becomes available regarding the significant assumptions used in our analysis, we may conclude that it is necessary to update our impairment analyses in future periods to assess the recoverability of our assets and additional impairment charges could be required.

Restructuring Charges

In the fourth quarter 2010, we established a plan to align our corporate cost structure with the current challenging commodity price environment. As a result of this plan, we eliminated approximately 135 positions, and we paid approximately $8 million of severance benefits to affected employees in 2011. We eliminated an additional 40 positions in connection with the closure of our Vermilion facility in 2011, and paid $1 million of severance benefits in connection with the facility’s closure. We recognized pre-tax charges of $12 million in 2010 in connection with these restructuring activities and with the closure of our South Bay facility. These charges are included in Impairment and other charges in our consolidated statements of operations and were based on contractual obligations under our existing benefit plans.

During 2011, we continued to align our corporate structure and recognized pre-tax charges of approximately $4 million in connection with the additional restructuring activities. Approximately 45 positions were eliminated and we expect to pay out in 2012 approximately $1 million of severance benefits to affected employees.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—Impairment and Restructuring Charges (Continued)

The following table summarizes activity related to liabilities associated with costs related to severance and retention benefits:

	Year Ended December 31,
	2011	2010	2009 (1)
	(in millions)
Beginning of year	$15	$12	$2
Expense (2)	6	12	11
Payments	(18)	(9)	(1)
Deconsolidation of DH (3)	(2)	—	—
End of year	$1	$15	$12

(1)         Amounts primarily relate to severance and retention benefits associated with employees at the Plum Point and South Bay facilities.

(2)         2011 expense includes $2 million in retention benefits.

(3)         DH was deconsolidated effective November 7, 2011. Please read Note 3—Chapter 11 Cases for further discussion.

Note 9—Risk Management Activities, Derivatives and Financial Instruments

The nature of our business necessarily involves market and financial risks. Specifically, we are exposed to commodity price variability related to our power generation business. Our commercial team manages these commodity price risks with financially settled and other types of contracts consistent with our commodity risk management policy. Our commercial team also uses financial instruments in an attempt to capture the benefit of fluctuations in market prices in the geographic regions where our assets operate. Our treasury team manages our financial risks and exposures associated with interest expense variability.

Our commodity risk management strategy gives us the flexibility to sell energy and capacity through a combination of spot market sales and near-term contractual arrangements (generally over a rolling 1 to 3 year time frame). Our commodity risk management goal is to protect cash flow in the near-term while keeping the ability to capture value longer-term. Increasing collateral requirements and our liquidity position could impact our ability to effectively employ our risk management strategy.

Many of our contractual arrangements are derivative instruments and must be accounted for at fair value. We also manage commodity price risk by entering into capacity forward sales arrangements, tolling arrangements, RMR contracts, fixed price coal purchases and other arrangements that do not receive fair value accounting treatment because these arrangements do not meet the definition of a derivative or are designated as “normal purchase normal sales.” As a result, the gains and losses with respect to these arrangements are not reflected in the consolidated statements of operations until the settlement dates.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9—Risk Management Activities, Derivatives and Financial Instruments (Continued)

Quantitative Disclosures Related to Financial Instruments and Derivatives

The following disclosures and tables present information concerning the impact of derivative instruments on our consolidated balance sheets and statements of operations. In the table below, commodity contracts primarily consist of derivative contracts related to our power generation business that we have not designated as accounting hedges, that are entered into for purposes of economically hedging future fuel requirements and sales commitments and securing commodity prices. Interest rate contracts primarily consist of derivative contracts related to managing our interest rate risk. As of December 31, 2011, our commodity derivatives were comprised of both long and short positions; a long position is a contract to purchase a commodity, while a short position is a contract to sell a commodity. As of December 31, 2011, we had net long/(short) commodity derivative contracts outstanding and notional interest rate swaps outstanding in the following quantities:

Contract Type	Hedge Designation	Quantity	Unit of Measure	Net Fair Value
		(in millions)		(in millions)
Commodity derivative contracts:
Electric energy (1)	Not designated	(18)	MW	$2
Electric energy, affiliates	Not designated	(2)	MW	$5
Interest rate contracts:
Interest rate swaps	Not designated	312	Dollars	$(3)
Interest rate caps	Not designated	500	Dollars	$1

(1)                                 Mainly comprised of swaps, options and physical forwards.

Derivatives on the Balance Sheet.  The following table presents the fair value and balance sheet classification of derivatives in the consolidated balance sheets as of December 31, 2011 and 2010,

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9—Risk Management Activities, Derivatives and Financial Instruments (Continued)

segregated between designated, qualifying hedging instruments and those that are not, and by type of contract segregated by assets and liabilities.

Contract Type	Balance Sheet Location	December 31, 2011	December 31, 2010
		(in millions)
Derivatives designated as hedging instruments:
Derivative Assets:
Interest rate contracts	Assets from risk management activities	$—	$1
Derivative Liabilities:
Interest rate contracts	Liabilities from risk management activities	—	—
Total derivatives designated as hedging instruments, net		—	1
Derivatives not designated as hedging instruments:
Derivative Assets:
Commodity contracts	Assets from risk management activities	65	1,265
Commodity contracts, affiliates	Assets from risk management activities, affiliates	7	—
Interest rate contracts	Assets from risk management activities	1	5
Derivative Liabilities:
Commodity contracts	Liabilities from risk management activities	(63)	(1,231)
Commodity contracts, affiliates	Liabilities from risk management activities, affiliates	(2)	—
Interest rate contracts	Liabilities from risk management activities	(3)	(6)
Total derivatives not designated as hedging instruments, net		5	33
Total derivatives, net		$5	$34

Impact of Derivatives on the Consolidated Statements of Operations

The following discussion and table presents the location and amount of gains and losses on derivative instruments in our consolidated statements of operations segregated between designated, qualifying hedging instruments and those that are not, by type of contract.

Cash Flow Hedges.  We may enter into financial derivative instruments that qualify, and that we may elect to designate, as cash flow hedges. Interest rate swaps have been used to convert floating interest rate obligations to fixed interest rate obligations.

Our former investee, PPEA, which we consolidated through December 31, 2009, had certain interest rate swap agreements which were designated as cash flow hedges. Therefore, the effective portion of the changes in value prior to July 28, 2009 was reflected in other comprehensive income (loss). On July 28, 2009, we determined the interest rate swap agreements no longer qualified for cash flow hedge accounting because the hedged forecasted transaction (that is, the future interest payments arising from the PPEA Credit Agreement Facility) was no longer probable of occurring. We performed a final effectiveness test as of July 28, 2009 and no ineffectiveness was recorded. Effective January 1, 2010, we deconsolidated our investment in PPEA Holding, and we sold our interest in this entity in the fourth quarter of 2010. Please read Note 16—Variable Interest Entities—PPEA Holding Company LLC for further discussion of our association with PPEA. The amounts previously deferred in Accumulated other comprehensive income (loss) were recognized in earnings upon our sale of our investment in PPEA Holding in the fourth quarter of 2010, resulting in a loss of $28 million, included in Losses from unconsolidated investments on our consolidated statement of operations.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9—Risk Management Activities, Derivatives and Financial Instruments (Continued)

During the twelve month periods ended December 31, 2011, 2010 and 2009, there was no ineffectiveness from changes in fair value of derivative positions and no amounts were excluded from the assessment of hedge effectiveness related to the hedge of future cash flows in any of the periods. No amounts were reclassified to earnings in connection with forecasted transactions that were considered probable of not occurring.

We recognized a gain of $166 million in Other comprehensive loss on the effective portion of interest rate swap contracts designated as cash flow hedges for the year ended December 31, 2009. As of July 28, 2009, these derivatives no longer qualified for cash flow hedge accounting, and therefore, no additional gains or losses have been recognized in Other comprehensive income since that date.

Fair Value Hedges.  We also enter into derivative instruments that qualify, and that we may elect to designate, as fair value hedges. We previously used interest rate swaps to convert a portion of our non-prepayable fixed-rate debt into floating-rate debt. These derivatives and the corresponding hedged debt matured April 1, 2011. During the twelve month periods ended December 31, 2011, 2010 and 2009, there was no ineffectiveness from changes in the fair value of hedge positions and no amounts were excluded from the assessment of hedge effectiveness. In addition, there were no gains or losses related to the recognition of firm commitments that no longer qualified as fair value hedges.

The impact of interest rate swap contracts designated as fair value hedges and the related hedged item on our consolidated statements of operations for the twelve months ended December 31, 2011, 2010 and 2009 was immaterial.

Financial Instruments Not Designated as Hedges.  We elect not to designate derivatives related to our power generation business and certain interest rate instruments as cash flow or fair value hedges. Thus, we account for changes in the fair value of these derivatives within the consolidated statements of operations (herein referred to as “mark-to-market accounting treatment”). As a result, these mark-to-market gains and losses are not reflected in the consolidated statements of operations in the same period as the underlying activity for which the derivative instruments serve as economic hedges.

For the twelve months ended December 31, 2011, our revenues included approximately $162 million of mark-to-market losses related to commodity derivative activity compared to approximately $21 million of mark-to-market gains and approximately $180 million of mark-to-market losses in the periods ended December 31, 2010 and 2009, respectively.

The impact of derivative financial instruments that have not been designated as hedges on our consolidated statements of operations for the twelve month periods ended December 31, 2011, 2010 and 2009 is presented below. Note that this presentation does not reflect the expected gains or losses arising from the underlying physical transactions or interest payments associated with these financial

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9—Risk Management Activities, Derivatives and Financial Instruments (Continued)

instruments. Therefore, this presentation is not indicative of the economic results we expect to realize when the underlying physical transactions settle and interest payments are made.

	Location of Gain (Loss) Recognized in Income on	Amount of All Gain (Loss) Recognized in Income on Derivatives for the Twelve Months Ended December 31,
Derivatives Not Designated as Hedging Instruments	Derivatives	2011	2010	2009
		(in millions)
Commodity contracts	Revenues	$(124)	$185	$337
Commodity contract with affiliates	Revenues	(19)	—	—
Interest rate contracts	Interest expense	(3)	—	(12)

Note 10—Fair Value Measurements

The following tables set forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2011 and 2010. These financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
	(in millions)
Assets:
Assets from commodity risk management activities:
Electricity derivatives	$—	$64	$1	$65
Electricity derivatives, affiliates	—	2	5	7
Natural gas derivatives	—	—	—	—
Other derivatives	—	—	—	—
Total assets from commodity risk management activities	$—	$66	$6	$72
Assets from interest rate swaps	—	—	1	1
Total	$—	$66	$7	$73
Liabilities:
Liabilities from commodity risk management activities:
Electricity derivatives	$—	$(62)	$(1)	$(63)
Electricity derivatives, affiliates	—	(1)	(1)	(2)
Natural gas derivatives	—	—	—	—
Heat rate derivatives	—	—	—	—
Other derivatives	—	—	—	—
Total liabilities from commodity risk management activities	$—	$(63)	$(2)	$(65)
Liabilities from interest rate swaps	—	—	(3)	(3)
Total	$—	$(63)	$(5)	$(68)

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Fair Value Measurements (Continued)

	Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
	(in millions)
Assets:
Assets from commodity risk management activities:
Electricity derivatives	$—	$526	$77	$603
Natural gas derivatives	—	613	5	618
Other derivatives	—	44	—	44
Total assets from commodity risk management activities	$—	$1,183	$82	$1,265
Assets from interest rate swaps	—	6	—	6
Short-term investments:
Commercial paper	—	45	—	45
Certificates of deposit	—	20	—	20
Corporate securities	—	6	—	6
U.S. Treasury and government securities (1)	—	120	—	120
Total short-term investments	$—	$191	$—	$191
Total	$—	$1,380	$82	$1,462
Liabilities:
Liabilities from commodity risk management activities:
Electricity derivatives	$—	$(311)	$(28)	$(339)
Natural gas derivatives	—	(825)	—	(825)
Heat rate derivatives	—	—	(31)	(31)
Other derivatives	—	(36)	—	(36)
Total liabilities from commodity risk management activities	$—	$(1,172)	$(59)	$(1,231)
Liabilities from interest rate swaps	—	(6)	—	(6)
Total	$—	$(1,178)	$(59)	$(1,237)

(1)                                 Includes $85 million in Broker margin account on our consolidated balance sheets in support of transactions with our futures clearing manager.

We primarily apply the market approach for recurring fair value measurements and endeavor to utilize the best available information. Accordingly, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. For example, assets and liabilities from risk management activities may include exchange-traded derivative contracts and OTC derivative contracts. Some exchange-traded derivatives are valued using broker or dealer quotations, or market transactions in either the listed or OTC markets. In such cases, these exchange-traded derivatives are classified within Level 2. OTC derivative trading instruments include swaps, forwards, options and complex structures that are valued at fair value. In certain instances, these instruments may utilize models to measure fair value. Generally, we use a similar model to value similar instruments. Valuation models utilize various inputs that include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, other observable inputs for the asset or liability, and market-corroborated inputs. Where observable inputs are available for substantially the full term of the asset or liability, the instrument is categorized

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Fair Value Measurements (Continued)

in Level 2. Certain OTC derivatives trade in less active markets with a lower availability of pricing information. In addition, complex or structured transactions, such as heat-rate call options, can introduce the need for internally-developed model inputs that might not be observable in or corroborated by the market. When such inputs have a significant impact on the measurement of fair value, the instrument is categorized in Level 3. We have consistently used this valuation technique for all periods presented.

The following tables set forth a reconciliation of changes in the fair value of financial instruments classified as Level 3 in the fair value hierarchy:

	Twelve Months Ended December 31, 2011
	Electricity Derivatives	Natural Gas Derivatives	Heat Rate Derivatives	Interest Rate Swaps	Total
	(in millions)
Balance at December 31, 2010	$49	$5	$(31)	$—	$23
Realized and unrealized gains, net of affiliates	13	(4)	(3)	(1)	5
Settlements	(30)	(1)	17	—	(14)
Deconsolidation of DH	(28)	—	17	(1)	(12)
Balance at December 31, 2011	$4	$—	$—	$(2)	$2
Unrealized gains (losses) relating to instruments (net of affiliates) still held as of December 31, 2011	$3	$—	$—	$(2)	$1

	Twelve Months Ended December 31, 2010
	Electricity Derivatives	Natural Gas Derivatives	Heat Rate Derivatives	Interest Rate Swaps	Total
	(in millions)
Balance at December 31, 2009	$6	$5	$17	$(50)	$(22)
Deconsolidation of Plum Point (See Note 16)	—	—	—	50	50
Realized and unrealized gains, net	77	—	7	—	84
Purchases	1	—	2	—	3
Issuances	(12)	—	(22)	—	(34)
Settlements	(23)	—	(35)	—	(58)
Balance at December 31, 2010	$49	$5	$(31)	$—	$23
Unrealized gains (losses) relating to instruments still held as of December 31, 2010	$64	$—	$(9)	$—	$55

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Fair Value Measurements (Continued)

	Twelve Months Ended December 31, 2009
	Electricity Derivatives	Natural Gas Derivatives	Heat Rate Derivatives	Interest Rate Swaps	Total
	(in millions)
Balance at December 31, 2008	$7	$7	$46	$—	$60
Realized and unrealized gains (losses), net	24	(1)	35	(5)	53
Purchases	49	—	—	—	49
Issuances	(44)	—	(10)	—	(54)
Settlements	(30)	(1)	(54)	5	(80)
Transfer into Level 3	—	—	—	(50)	(50)
Balance at December 31, 2009	$6	$5	$17	$(50)	$(22)
Unrealized gains (losses) relating to instruments still held as of December 31, 2009	$2	$(1)	$5	$(6)	$—

Gains and losses (realized and unrealized) for Level 3 recurring items are included in Revenues on the consolidated statements of operations. We believe an analysis of instruments classified as Level 3 should be undertaken with the understanding that these items generally serve as economic hedges of our power generation portfolio.

Transfers in and/or out of Level 3 represent existing assets or liabilities that were either previously categorized as a higher level for which the inputs to the model became unobservable or assets and liabilities that were previously classified as Level 3 for which the lowest significant input became observable during the period. Transfers in and/or out of Level 3 are valued at the end of the period. As of December 31, 2009, PPEA held interest rate swaps with a contractual net liability of approximately $80 million. The fair value of these liabilities was estimated to be approximately $50 million due to a valuation adjustment for the deterioration of PPEA’s credit worthiness pursuant to fair value accounting standards. As a result of the significance of the credit valuation adjustment, these interest rate swaps were reflected in Level 3 at December 31, 2009.

On January 1, 2010, we adopted ASU No. 2009-17. The adoption of ASU No. 2009-17 resulted in a deconsolidation of our investment in PPEA Holding which was accounted for as an equity method investment until the sale of our interest on November 10, 2010. Please read Note 16—Variable Interest Entities—PPEA Holding Company LLC for further discussion.

We had approximately $10 million and $80 million of Collateral as of December 31, 2011 and 2010, respectively, included in Broker margin account on our consolidated balance sheets. Substantially all of our derivative positions with our derivative counterparties are supported by letters of credit, cash and short-term investment collateral postings or first priority liens on certain of our assets. We do not consider the letters of credit in our valuation of our derivative liabilities unless they are cash collateralized, as they are third-party credit enhancements.

Nonfinancial Assets and Liabilities.  The following tables set forth by level within the fair value hierarchy our fair value measurements with respect to nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis. These assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment,

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Fair Value Measurements (Continued)

and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

On November 7, 2011, we recorded a loss of the deconsolidation of DH. As a result of the Chapter 11 Cases, we were required to deconsolidate our investment in DH and adjust the carrying amount of our investment in DH to its fair value, which was determined to be zero. We determined the fair value of our investment using assumptions that reflect our best estimate of third party market participants’ considerations based on the facts and circumstances related to our investment at that time. The fair value of our investment on November 7, 2011 is considered a Level 3 measurement. Please read Note 3—Chapter 11 Cases—Accounting Impact for further discussion of the fair value methodology.

	Fair Value Measurements as of December 31, 2010
	Level 1	Level 2	Level 3	Total	Total Losses
	(in millions)
Assets held and used	$—	$—	$275	$275	$(136)
Equity method investment	—	—	—	—	(37)
Total	$—	$—	$275	$275	$(173)

During the twelve months ended December 31, 2010, long-lived assets held and used were written down to their fair value of $275 million, resulting in pre-tax impairment charges of $136 million, which is included in Impairment and other charges on our consolidated statements of operations. Please read Note 8—Impairment and Restructuring Charges—2010 Impairment Charges for further discussion.

On January 1, 2010, we recorded an impairment of our investment in PPEA Holding as part of our cumulative effect of a change in accounting principle. We determined the fair value of our investment using assumptions that reflect our best estimate of third party market participants’ considerations based on the facts and circumstances related to our investment at that time. The fair value of our investment on January 1, 2010 is considered a Level 3 measurement as the fair value was determined based on probability weighted cash flows resulting from various alternative scenarios including no change in the financing structure, a restructuring of the project debt and insolvency. These scenarios and the related probability weighting are consistent with the scenarios used at December 31, 2009 in our long-lived asset impairment analysis. At March 31, 2010, we fully impaired our investment in PPEA Holding due to the uncertainty and risk surrounding PPEA’s financing structure. During the period from April 1, 2010 through November 10, 2010, the date we sold our investment in PPEA Holding, we did not recognize our share of losses from our investment in PPEA Holding as we had no further obligation to provide support. Please read Note 8—Impairment and Restructuring Charges—2010 Impairment Charges—Other and Note 16—Variable Interest Entities—PPEA Holding Company, LLC for further discussion.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Fair Value Measurements (Continued)

	Fair Value Measurements as of December 31, 2009
	Level 1	Level 2	Level 3	Total	Total Losses
	(in millions)
Assets/Liabilities:
Goodwill	$—	$—	$—	$—	$(433)
Assets and liabilities associated with assets related to the LS Power Transactions	—	—	—	—	(584)
Assets held and used	—	—	—	—	(212)
Total	$—	$—	$—	$—	$(1,229)

During the first quarter 2009, goodwill with a carrying amount of $433 million was written down to its implied fair value of zero, resulting in an impairment charge of $433 million, which is included in Goodwill impairment on our consolidated statements of operations. Please read Note 17—Goodwill for further discussion and disclosures addressing the description of the inputs and information used to develop the inputs as well as the valuation techniques used to measure the goodwill impairment.

During 2009, long-lived assets held and used were written down to their fair value of zero, resulting in an impairment charge of $212 million, which is included in Impairment and other charges on our consolidated statements of operations. In addition, during the twelve months ended December 31, 2009, net assets/liabilities related to the LS Power Transactions were written down to their fair value of $1,258 million, less costs to sell of $25 million, resulting in an impairment charge of $584 million at September 30, 2009. Of this amount, $326 million is included in Impairment and other charges and $258 million is included in Income (loss) on discontinued operations on our consolidated statements of operations. Please read Note 8—Impairment and Restructuring Charges—2009 Impairment Charges for further discussion.

Fair Value of Financial Instruments.  We have determined the estimated fair-value amounts using available market information and selected valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions or valuation methodologies could have a material effect on the estimated fair value amounts.

The carrying values of current financial assets and liabilities (cash, accounts receivable, short-term investments and accounts payable) not presented in the table below, approximate fair values due to the short-term maturities of these instruments. The $870 million non-current Accounts payable, affiliate balance with DH does not have a fair value as there are no defined settlement terms. Please read Note 20—Related Party Transactions—Transactions with DH—Accounts payable, affiliate for further discussion. Unless otherwise noted, the fair value of debt as reflected in the table has been calculated

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Fair Value Measurements (Continued)

based on the average of certain available broker quotes for the periods ending December 31, 2011 and December 31, 2010, respectively.

	December 31, 2011		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Interest rate derivatives designated as fair value accounting hedges (1)	$—	$—	$1	$1
Interest rate derivatives not designated as accounting hedges (1)	(2)	(2)	(1)	(1)
Commodity-based derivative contracts not designated as accounting hedges, net of affiliates (1)	7	7	34	34
Term Loan B, due 2013 (2)	—	—	(68)	(67)
Term Facility, floating rate due 2013 (2)	—	—	(850)	(845)
Undertaking payable to DH (3)	(1,250)	(728)	—	—
DMG Credit Agreement due 2016 (4)	(588)	(603)	—	—
DH Senior Notes and Debentures (5):
6.875 percent due 2011 (6)	—	—	(80)	(79)
8.75 percent due 2012	—	—	(89)	(87)
7.5 percent due 2015 (7)	—	—	(768)	(592)
8.375 percent due 2016 (8)	—	—	(1,043)	(777)
7.125 percent due 2018	—	—	(172)	(116)
7.75 percent due 2019	—	—	(1,100)	(728)
7.625 percent due 2026	—	—	(171)	(107)
DH Subordinated Debentures payable to affiliates, 8.316 percent, due 2027 (9)	—	—	(200)	(83)
Sithe Senior Notes, 9.0 percent due 2013 (10)	—	—	(233)	(233)
Other (11)	—	—	191	191

(1)              Included in both current and non-current assets and liabilities on the consolidated balance sheets.

(2)              Payment in full was made in August 2011.

(3)              The fair value of $728 million for the Undertaking payable to DH represents the $750 million fair value of the Undertaking prepared in connection with the determination of the fair value of our investment in DH as of November 7, 2011 less the $22 million payment made in December 2011. An updated estimate of fair value was not performed at December 31, 2011 because management believed that it was not practicable given the thorough valuation prepared within two months of the balance sheet date. The fair value of the Undertaking payable to DH can be impacted by variability in commodity pricing underlying the valuation analysis and changes in strategy, among other things. Please read Note 3—Chapter 11 Cases for a discussion of the valuation of the Undertaking.

(4)              Includes unamortized discounts of $11 million at December 31, 2011.

(5)              Unless otherwise noted, the senior notes and debentures were deconsolidated effective November 7, 2011. Please read Note 3—Chapter 11 Cases for further discussion.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Fair Value Measurements (Continued)

(6)              Payment in full was made in April 2011, which was the maturity date of this debt.

(7)              Includes unamortized discounts of $17 million at December 31, 2010.

(8)              Includes unamortized discounts of $4 million at December 31, 2010.

(9)              These subordinated debentures were deconsolidated effective November 7, 2011. Please read Note 3—Chapter 11 Cases for further discussion.

(10)       Payment in full was made in September 2011. Please read Note 19—Debt—DH Debt Obligations—Sithe Senior Notes for further discussion. Includes unamortized premiums of $8 million at December 31, 2010.

(11)       Other represents short-term investments, including $85 million of short-term investments included in the Broker margin account, at December 31, 2010.

Concentration of Credit Risk.  We sell our energy products and services to customers in the electric and natural gas distribution industries, financial institutions and to entities engaged in industrial businesses. These industry concentrations have the potential to impact our overall exposure to credit risk, either positively or negatively, because the customer base may be similarly affected by changes in economic, industry, weather or other conditions.

At December 31, 2011, our credit exposure as it relates to the mark-to-market portion of our risk management portfolio totaled $6 million. We seek to reduce our credit exposure by executing agreements that permit us to offset receivables, payables and mark-to-market exposure. We attempt to further reduce credit risk with certain counterparties by obtaining third party guarantees or collateral as well as the right of termination in the event of default.

Our Credit Department, based on guidelines approved by the Board of Directors, establishes our counterparty credit limits. Our industry typically operates under negotiated credit lines for physical delivery and financial contracts. Our credit risk system provides current credit exposure to counterparties on a daily basis.

We enter into master netting agreements in an attempt to both mitigate credit exposure and reduce collateral requirements. In general, the agreements include our risk management subsidiaries and allow the aggregation of credit exposure, margin and set-off. As a result, we decrease a potential credit loss arising from a counterparty default.

We include cash collateral deposited with counterparties in Broker margin account on our consolidated balance sheets. As of December 31, 2011, we had $10 million posted with these counterparties. We include cash collateral received from counterparties in Accrued liabilities and other current liabilities on our consolidated balance sheets. As of December 31, 2011, we were not holding any collateral received from counterparties.

We have historically used short-term investments to collateralize a portion of our collateral requirements. Our previous broker required that we post approximately 103 percent of any collateral requirement collateralized with short-term investments. Accordingly, our Broker margin account included approximately $3 million related to this requirement at December 31, 2010. Additionally, we posted $7 million of short-term investments which were not utilized as collateral at December 31, 2010. There were no short-term investments in our Broker margin account at December 31, 2011.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11—Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss, net of tax, is included in our stockholders’ equity on the consolidated balance sheets, respectively, as follows:

	Year Ended December 31,
	2011	2010
	(in millions)
Cash flow hedging activities, net	$(1)	$3
Unrecognized prior service cost and actuarial loss	(52)	(56)
Accumulated other comprehensive loss, net of tax	$(53)	$(53)

Note 12—Cash Flow Information

Following are supplemental disclosures of cash flow and non-cash investing and financing information:

	Year Ended December 31,
	2011	2010	2009
	(in millions)
Interest paid (net of amount capitalized)	$222	$343	$400
Taxes paid, net	$(2)	$7	$4
Other non-cash investing and financing activity:
Non-cash capital expenditures (1)	$3	$1	$32
Non-cash capital stock acquisition (2)	—	—	443
Other affiliate activity with DH (3)	(1)	—	—

(1)              These expenditures related primarily to our interest in the Plum Point Project for the year ended December 31, 2009 and capital expenditures related to the Consent Decree for all years presented. Please read Note 16—Variable Interest Entities—PPEA Holding Company LLC for further discussion of our former interest in the Plum Point Project and Note 23—Commitment and Contingencies for further discussion of the Consent Decree.

(2)              Represents the reacquisition of 245 million shares of our Class B common stock valued at $1.81 per share (before giving effect to the reverse stock split of outstanding common stock at a reverse ratio of 1-for-5 completed on May 25, 2010). Please read Note 5—Dispositions Contract Terminations and Discontinued Operations—Dispositions—LS Power Transactions for further discussion.

(3)              Represents transactions with DH in the normal course of business, primarily the reallocation of deferred taxes between legal entities in accordance with the applicable IRS regulations.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13—Inventory

A summary of our inventories is as follows:

	December 31,
	2011	2010
	(in millions)
Materials and supplies	$20	$64
Coal	36	47
Fuel oil	1	8
Emissions allowances	—	2
Total	$57	$121

During the twelve months ended December 31, 2011, 2010 and 2009, we recorded lower of cost or market adjustments of $3 million, $3 million and $18 million, respectively. These charges are included in Cost of sales on our consolidated statements of operations.

Note 14—Property, Plant and Equipment

A summary of our property, plant and equipment is as follows:

	December 31,
	2011	2010
	(in millions)
Generation assets:
Coal	$4,878	$4,720
Gas (1)	—	3,482
DNE (1)	—	274
IT systems and other	—	117
	4,878	8,593
Accumulated depreciation (1)	(1,544)	(2,320)
	$3,334	$6,273

(1)              Amounts related to the Gas and DNE segments, as well as IT systems and other, were deconsolidated effective November 7, 2011. Please read Note 3—Chapter 11 Cases for further discussion.

Total interest costs incurred were $330 million, $348 million and $396 million for the years ended December 31, 2011, 2010, and 2009, respectively. Interest capitalized related to costs of construction projects in process totaled $18 million, $15 million and $24 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Note 15—Unconsolidated Investments

Equity Method Investments

Equity method investments consist of investments in affiliates that we do not control, but where we have significant influence over operations.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15—Unconsolidated Investments (Continued)

Cash distributions received from our equity investments during 2011, 2010 and 2009 were zero, zero and $2 million, respectively. We did not have any undistributed earnings from our equity investments included in accumulated deficit at December 31, 2011, 2010 and 2009.

DH.  Effective November 7, 2011, as a result of the commencement of the Chapter 11 Cases, we deconsolidated our investment in DH, a wholly-owned subsidiary, and commenced accounting for our investment in DH using the equity method of accounting. Please read Note 3—Chapter 11 Cases—Accounting Impact for further discussion. DH, through its subsidiaries, owns the power generation facilities included in our Gas and DNE segments and also owns the entities that provide services to the Gas, DNE and Coal segments. Please read Note 20—Related Party Transactions for further discussion.

Black Mountain.  DH holds a 50 percent ownership interest in Black Mountain, an 85 MW power generation facility in Las Vegas, Nevada. At December 31, 2011 and 2010, the value of this investment was zero. Under a third party power purchase agreement through 2023 for 100 percent of the output of the facility, Black Mountain will receive payments that escalate at a fixed rate over time.

PPEA Holding Company LLC.  Until the sale of our interest on November 10, 2010, we owned an approximate 37 percent interest in PPEA Holding, which through PPEA, its wholly-owned subsidiary, owns an approximate 57 percent undivided interest in the Plum Point Project. On January 1, 2010, we adopted ASU No. 2009-17. The adoption of ASU No. 2009-17 resulted in a deconsolidation of our investment in PPEA Holding which was accounted for as an equity method investment until we sold our interest on November 10, 2010. We made a contribution of $15 million during the year ended December 31, 2010 due to a contractual obligation. Please read Note 16—Variable Interest Entities—PPEA Holding Company LLC for further discussion.

Due to the uncertainty and risk surrounding PPEA’s financing structure as a result of events that occurred in early 2010, we concluded that there was an other-than-temporary impairment of our investment in PPEA Holding and fully impaired our equity investment at March 31, 2010. As a result, we recorded an impairment charge of approximately $37 million, which is included in Losses from unconsolidated investments in our consolidated statements of operations. The impairment was a Level 3 non-recurring fair value measurement and reflected our best estimate of third party market participants’ considerations including probabilities related to restructuring of the project debt and potential insolvency. Please read Note 10—Fair Value Measurements for further discussion.

On November 10, 2010, we completed the sale of our interest in PPEA Holding to one of the other investors in PPEA Holding. We recognized a loss of approximately $28 million on the sale, which is included in Losses from unconsolidated investments in our consolidated statements of operations. This loss represents $28 million of losses related to interest rate swaps that were previously deferred in Accumulated other comprehensive loss.

Sandy Creek Project.  On November 30, 2009, we sold our interests in SCH and SC Services to LS Power. We recorded a loss of $84 million on the sale. Please read Note 5—Dispositions Contract Terminations and Discontinued Operations—Dispositions and Contract Terminations—LS Power Transactions for further discussion.

DLS Power Development.  We previously held a 50 percent ownership interest in DLS Power Holdings and DLS Power Development LLC. The purpose of DLS Power Development was to provide services to DLS Power Holdings and the project subsidiaries related to power project development and

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15—Unconsolidated Investments (Continued)

to evaluate and pursue potential new development projects. Effective January 1, 2009, we entered into an agreement with LS Power Associates, L.P. to dissolve DLS Power Holdings and DLS Power Development LLC. Under the terms of the dissolution, we acquired exclusive rights, ownership and developmental control of substantially all repowering or expansion opportunities related to our existing portfolio of operating assets. LS Power received approximately $19 million in cash from us on January 2, 2009, and acquired full ownership and developmental rights associated with various “greenfield” power generation and transmission development projects not related to our existing operating portfolio of assets. Please read Note 16—Variable Interest Entities—DLS Power Holdings and DLS Power Development for further information.

Summarized Financial Information.  The following table presents summarized financial information for our wholly-owned unconsolidated investment in DH as of and for the period from November 8, 2011 through December 31, 2011 (in millions):

Current assets	$3,569
Non-current assets	4,698
Current liabilities	3,001
Liabilities subject to compromise	4,012
Non-current liabilities	1,216
Revenues	50
Operating loss	(76)
Net loss	(773)

We did not record any losses from our unconsolidated investment in DH for the year ended December 31, 2011 because to do so would have reduced our investment below zero and we do not have an obligation to fund such losses.

Losses from unconsolidated investments for the year ended December 31, 2010 were $62 million, which includes an impairment loss of $37 million, and a loss on the sale of $28 million. These charges were partially offset by equity earnings of $3 million, comprised primarily of mark-to-market gains related to PPEA’s interest rate swaps, partly offset by financing expenses. From April 1, 2010 through November 10, 2010, we did not recognize our share of losses from our investment in PPEA Holding as our investment in PPEA Holding was valued at zero at March 31, 2010, and we did not have an obligation to provide further financial support. Please read Note 16—Variable Interest Entities for further discussion.

Losses from unconsolidated investments for the year ended December 31, 2009 were $71 million, which includes $73 million from SCH offset by income of $1 million from Sandy Creek Services, LLC (“SC Services”) and $1 million from DLS Power Holdings. In addition to the $7 million noted above, our losses of $73 million from our investment in SCH include a $84 million loss on sale of unconsolidated investment offset by the elimination of $4 million in commitment fees payable to Dynegy that was expensed by SCH. The loss on the sale includes the recognition of $40 million of losses on interest rate swaps that were previously deferred in Accumulated other comprehensive loss on our consolidated balance sheets. Please read Note 16—Variable Interest Entities—Sandy Creek Project for further discussion.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16—Variable Interest Entities

Dynegy Holdings, LLC.  Effective November 7, 2011, DH, our wholly-owned subsidiary was deconsolidated. As of December 31, 2011, we did not have any carrying amounts related to our investment in DH included in our consolidated balance sheet. Our maximum exposure to loss related to our investment in DH is limited to our guarantee related to two charter agreements entered into by a DH subsidiary. Please read Note 3—Chapter 11 Cases, Note 15—Unconsolidated Investments and Note 23—Commitments and Contingencies for further discussion. Also, please read Note 20—Related Party Transactions—Transactions with DH for a discussion of transactions with DH and its subsidiaries.

Hydroelectric Generation Facilities.  On January 31, 2005, we completed the acquisition of ExRes, the parent company of Sithe Energies, Inc. ExRes also owned through its subsidiaries four hydroelectric generation facilities in Pennsylvania. The entities owning these facilities met the definition of VIEs. In accordance with the purchase agreement, Exelon Corporation (“Exelon”) had the sole and exclusive right to direct our efforts to decommission, sell, or otherwise dispose of the hydroelectric facilities owned through the VIEs. Exelon was obligated to reimburse us for all costs, liabilities, and obligations of the entities owning these hydroelectric generation facilities, and to indemnify us with respect to the past and present assets and operations of the entities. As a result, we were not the primary beneficiary of the entities and did not consolidate them. During December 2009, we sold two of these facilities and we sold the remaining two units during the third quarter 2010 to a third party as directed by Exelon. We did not record a gain or loss upon completion of the transactions as we did not consolidate these entities and we have no continuing involvement in these entities.

PPEA Holding Company LLC.  Until the sale of our interest on November 10, 2010, we owned an approximate 37 percent interest in PPEA Holding, which through PPEA, its wholly-owned subsidiary, owns an approximate 57 percent undivided interest in the Plum Point Project. On September 1, 2010, the Plum Point Power Station commenced commercial operation. PPEA financed its share of construction costs through debt financing. Our obligation to PPEA Holding was limited to our funding commitment of approximately $15 million, which was paid in May 2010. On November 10, 2010, we completed the sale of our interest in PPEA Holding to one of the other investors in PPEA Holding. We recognized a loss of $28 million on the sale, which is included in Losses from unconsolidated investments in our consolidated statements of operations. This loss represents $28 million of losses reclassified from Accumulated other comprehensive loss.

Due to the uncertainty and risk surrounding PPEA’s financing structure as a result of events that occurred in early 2010, we concluded that there was an other-than-temporary impairment of our investment in PPEA Holding and fully impaired our equity investment at March 31, 2010. As a result, we recorded an impairment charge of approximately $37 million, which is included in Losses from unconsolidated investments in our consolidated statements of operations. The impairment was a Level 3 non-recurring fair value measurement and reflected our best estimate of third party market participants’ considerations including probabilities related to restructuring of the project debt and potential insolvency. Please read Note 10—Fair Value Measurements for further discussion.

On January 1, 2010, we adopted ASU No. 2009-17. As a result of applying this guidance, we determined that we were not the primary beneficiary of PPEA Holding because we lacked the power to direct the activities that most significantly impact PPEA Holding’s economic performance. The activities that most significantly impacted PPEA Holding’s economic performance were changes to the costs to construct and operate the facility, modifications to the off-take agreements, and/or changes in the financing structure. As PPEA Holding’s LLC Agreement required that those activities be approved by

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16—Variable Interest Entities (Continued)

all members, the power to direct those activities was shared with the other owners of PPEA Holding and the participants in the 665 MW coal-fired power generation facility (the “Plum Point Project”). Prior to January 1, 2010, we consolidated PPEA Holding in our consolidated financial statements.

The adoption of ASU No. 2009-17 resulted in a deconsolidation of our investment in PPEA Holding, which resulted in the cumulative effect of a change in accounting principle of approximately $41 million ($25 million after tax). This was recorded as an increase in Accumulated deficit on our consolidated balance sheets as of January 1, 2010. This pre-tax charge reflected the difference in the assets, liabilities and equity (including Other comprehensive loss) that we historically included in our consolidated balance sheets and the carrying value of the equity investment and related accumulated other comprehensive loss that we would have recorded had we accounted for our investment in PPEA Holding as an equity method investment since April 2, 2007, the date we acquired an interest in PPEA Holding. On January 1, 2010, we recorded an equity investment of approximately $19 million and accumulated other comprehensive loss of approximately $29 million ($17 million after tax). The $19 million equity investment balance at January 1, 2010 reflected the fair value of our investment at that date, after an other-than-temporary pre-tax impairment charge of approximately $32 million that would have been recorded in 2009 had we accounted for our investment in PPEA Holding as an equity investment at that time. Our assessment of the fair value of our investment in PPEA Holding at January 1, 2010 reflected the risk associated with PPEA Holding’s financing arrangement at that date. Please read Note 10—Fair Value Measurements for further discussion about the assumptions used to determine the fair value of our investment as of January 1, 2010. Our consolidated statement of operations included an operating loss of $1 million and a net loss of $7 million related to our investment in PPEA Holding for the twelve months ending December 31, 2009

DLS Power Holdings and DLS Power Development.  On April 2, 2007, in connection with the LS Power Merger, we acquired a 50 percent interest in DLS Power Holdings and DLS Power Development. These entities were dissolved effective January 1, 2009. DLS Power Holdings and DLS Power Development met the definition of VIEs, as they required additional subordinated financial support from their owners to conduct normal on-going operations. We determined that we were not the primary beneficiary of the entities because LS Power, a related party, was more closely associated with the entities as they were the managing partner of the entities, owned approximately 40 percent of our outstanding common stock and had three seats on our Board of Directors. Therefore, we did not consolidate the entities.

Prior to dissolution of the entities, we accounted for our investments in DLS Power Holdings and DLS Power Development as equity method investments. In December 2008, we executed an agreement with LS Power to dissolve DLS Power Holdings and DLS Power Development effective January 1, 2009. Under the terms of the dissolution, we acquired exclusive rights, ownership and developmental control of all repowering or expansion opportunities related to its existing portfolio of operating assets. LS Power received approximately $19 million in cash from us on January 2, 2009, and acquired full ownership and developmental rights associated with various “greenfield” projects under consideration in Arkansas, Georgia, Iowa, Michigan and Nevada, as well as other power generation and transmission development projects not related to Dynegy’s existing operating portfolio of assets.

Sandy Creek Project.  In connection with our acquisition of a 50 percent interest in DLS Power Holdings, as further discussed above, we acquired a 50 percent interest in SCH, which owns all of SCEA. SCEA owns an undivided interest in the Sandy Creek Project. In August 2007, SCH became a

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16—Variable Interest Entities (Continued)

stand-alone entity separate from DLS Power Holdings, and its wholly-owned subsidiaries, including SCEA, entered into various financing agreements to construct its portion of the Sandy Creek Project.

Dynegy Sandy Creek Holdings, LLC, an indirectly wholly-owned subsidiary of Dynegy, and LSP Sandy Creek Member, LLC each owned a 50 percent interest in SCH. In addition, SC Services was formed to provide services to SCH. Dynegy Power Services and LSP Sandy Creek Services LLC each owned a 50 percent interest in SC Services.

On November 30, 2009, we sold our interests in SCH and SC Services to LS Power. We recorded a loss of $84 million on the sale of these investments in the fourth quarter of 2009. Please read Note 5—Dispositions Contract Terminations and Discontinued Operations—Dispositions and Contract Terminations—LS Power Transactions for further discussion.

Note 17—Goodwill

Assets and liabilities of companies acquired in purchase transactions are recorded at fair value at the date of acquisition. Goodwill represents the excess purchase price over the fair value of net assets acquired, plus any identifiable intangibles. We previously reviewed goodwill for potential impairment as of November 1st of each year or more frequently if events or circumstances occurred that would more likely than not reduce the fair value of a reporting unit below its carrying amount. During the first quarter 2009, there were several events and circumstances which, when considered in the aggregate, indicated such a reduction in the fair value of our reporting units.

•                  The first quarter 2009 was characterized by a steep decline in forward commodity prices. Forward market prices for natural gas decreased by 27 percent and 17 percent, respectively, for the calendar years 2009 and 2010, significantly impacting the current market and corresponding forward market prices for power;

•                  During the first quarter 2009, acquisition activity related to power generation facilities was very low, indicating a lack of demand for such transactions;

•                  Dynegy’s market capitalization continued to decline through the first quarter 2009, with Dynegy’s stock price falling from an average of $12.55 (as adjusted for the 1-for-5 reverse stock split of Dynegy’s common stock that became effective on May 25, 2010) per share in the fourth quarter 2008 to an average of $8.65 per share (as adjusted for the 1-for-5 reverse stock split of Dynegy’s common stock that became effective on May 25, 2010) in the first quarter 2009 and a closing price of $7.05 at March 31, 2009 (as adjusted for the 1-for-5 reverse stock split of Dynegy’s common stock that became effective on May 25, 2010); and

•                  General economic indicators, such as economic growth forecasts and unemployment forecasts, deteriorated further during the first quarter 2009.

Considered individually, none of the foregoing events and circumstances would necessarily indicate a significant reduction in the fair value of our reporting units. However, in light of the significant drop in forward power prices during the first quarter 2009 and the further deterioration in general economic indicators, it was deemed unlikely that our market capitalization would exceed our book equity in the near future. As a result, we concluded that an impairment test of our goodwill was required as of March 31, 2009.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17—Goodwill (Continued)

The impairment test is performed in two steps at the reporting unit level. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is higher than its carrying amount, no impairment of goodwill is indicated and no further testing is required. However, if the fair value of the reporting unit is below its carrying amount, a second step must be performed to determine the goodwill impairment required, if any.

Consistent with historical practice, on November 1, 2008, we determined the fair value of our reporting units using the income approach based on a discounted cash flows model. This approach used forward-looking projections of our estimated future operating results based on discrete financial forecasts developed by management for planning purposes. Cash flows beyond the discrete forecasts were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends and considered long-term earnings growth rates based on growth rates observed in the power sector. In performing our impairment test at November 1, 2008, the results of our fair value assessment using the income approach were corroborated using market information about recent sales transactions for comparable assets within the regions in which we operate.

Due to further declines in our market capitalization through December 31, 2008, we determined that assumptions utilized in the November 1, 2008 analysis required updating. We evaluated key assumptions including forward natural gas and power pricing, power demand growth, and cost of capital. While some of the assumptions had changed subsequent to the November 1, 2008 analysis, we determined that the impact of updating those assumptions would not have caused the fair value of the individual reporting units to be below their respective carrying values at December 31, 2008.

As a result of the events and circumstances discussed above, as of March 31, 2009, we updated our fair value assessment using the income approach, taking into account the significant drop in forward prices we observed over the three months ended March 31, 2009. As our long-term outlook on power demand remained unchanged, we did not change our expectations regarding commodity prices beyond 2011 for purposes of this analysis. Additionally, we updated the weighted average cost of capital assumptions used in our income approach to reflect current market data as of March 31, 2009.

Based on the decline in acquisition activity during the first quarter 2009 and the length of time from the most recent asset sales transactions we used to corroborate the results of our income approach valuation in November 2008, we were not able to rely fully on recent sales transactions to corroborate the results of our fair value assessment using the income approach in March 2009. Therefore, for our first quarter 2009 analysis, we also used a market-based approach, comparing our forecasted earnings and Dynegy’s market capitalization to those of similarly situated public companies by considering multiples of earnings.

For each of the reporting units included in our analysis, fair value assessed using the income approach exceeded the fair value assessed using this market- based approach. However, given that Dynegy’s market capitalization had continued to remain below its book equity for more than nine months and given the absence of recent asset sales transaction activity to reasonably corroborate the results of our income approach valuation, we determined that there had been a shift in the manner in which market participants were valuing our business, and believed that the market-based approach had become more relevant for estimating the fair value of our reporting units as of March 31, 2009. We therefore concluded that it was appropriate to place equal weight on the market-based approach (rather than relying primarily on the income approach) for the purpose of determining fair value in

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17—Goodwill (Continued)

step one of the impairment analysis. Based on the results of our analysis discussed above, our reporting units did not pass the first step as of March 31, 2009.

Having determined that the carrying values of the reporting units exceeded their fair values, we performed the second step of the analysis. This second step compared the implied fair value of each reporting unit’s goodwill with the carrying amount of such goodwill. We performed a hypothetical allocation of the fair value of the reporting units determined in step one to all of the assets and liabilities of the unit, including any unrecognized intangible assets. After making these hypothetical allocations, we determined no residual value remained that could be allocated to goodwill. As a result, we recorded a $433 million impairment of goodwill to reduce the carrying amount of goodwill to zero.

Note 18—Intangible Assets

A summary of changes in our intangible assets is as follows:

	LS Power	Sithe	Rocky Road	Total
	(in millions)
December 31, 2008	$209	$284	$4	$497
Additions (1)	15	—	—	15
Impairments (2)	(5)	—	—	(5)
LS Power Transactions (3)	(5)	—	—	(5)
Amortization expense	(11)	(49)	(4)	(64)
December 31, 2009	$203	$235	$—	$438
Plum Point Deconsolidation (4)	(193)	—	—	(193)
Amortization expense	(7)	(49)	—	(56)
December 31, 2010	$3	$186	$—	$189
DH Deconsolidation (5)	(3)	(145)	—	(148)
Amortization expense	—	(41)	—	(41)
December 31, 2011	$—	$—	$—	$—

(1)              Represents certain intangible assets we retained upon the dissolution of DLS Power Holdings and DLS Power Development partnerships. Please read Note 16—Variable Interest Entities—DLS Power Holdings and DLS Power Development for further discussion of the dissolution.

(2)              Represents the impairment of an intangible asset at our Bridgeport power generation facility.

(3)              Represents the sale of certain intangibles to LS Power in November 2009. Please read Note 5—Dispositions, Contract Terminations and Discontinued Operations—Dispositions and Contract Terminations—LS Power Transactions for further discussion of the LS Power Transactions.

(4)              On January 1, 2010, we adopted ASU No. 2009-17 which resulted in a deconsolidation of our investment in PPEA Holding. Please read Note 16—Variable Interest Entities—PPEA Holding Company LLC for further discussion.

(5)              Amounts were deconsolidated effective November 7, 2011. Please read Note 3—Chapter 11 Cases for further discussion.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18—Intangible Assets (Continued)

LS Power.  In April 2007, in connection with the purchase of certain power generation facilities and related contracts from LS Power, we recorded intangible assets of $224 million. $192 million related to the value of PPEA’s interest in the Plum Point Project as a result of the construction contracts, debt agreements and related power purchase agreements. This balance was subsequently deconsolidated on January 1, 2010. The remaining $32 million primarily related to power tolling agreements that were amortized over their respective contract terms of 6 months to 7 years. Prior to the DH deconsolidation on November 7, 2011, the amortization expense was being recognized in Revenue in our consolidated statements of operations where we record the revenues received from the contract.

Sithe.  Pursuant to our acquisition of Sithe Energies in February 2005, we recorded intangible assets of $657 million. This consisted primarily of a $488 million intangible asset related to a firm capacity sales agreement between Sithe Independence Power Partners and Con Edison, a subsidiary of Consolidated Edison, Inc. That contract provides Independence the right to sell 740 MW of capacity until 2014 at fixed prices that are currently above the prevailing market price of capacity for the New York Rest of State market. This asset will be amortized on a straight-line basis over the remaining life of the contract through October 2014. Prior to the DH deconsolidation on November 7, 2011, the amortization expense was being recognized in Revenue in our consolidated statements of operations where we record the revenues received from the contract.

Rocky Road.  Pursuant to our acquisition of NRG’s 50 percent ownership interest in the Rocky Road power plant, we recorded an intangible asset in the amount of $29 million. The amortization expense associated with this asset was recognized in Revenue in our consolidated statements of operations where we record the revenues received from the contract. This asset was fully amortized in 2009.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19—Debt

A summary of our long-term debt is as follows:

	December 31,
	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Term Loan B, due 2013 (1)	$—	$—	$68	$67
Term Facility, floating rate due 2013 (1)	—	—	850	845
Undertaking payable to DH (2)	1,250	728	—	—
DMG Credit Agreement, due 2016	599	603	—	—
DH Senior Notes and Debentures (3):
6.875 percent due 2011 (4)	—	—	80	79
8.75 percent due 2012	—	—	89	87
7.5 percent due 2015	—	—	785	592
8.375 percent due 2016	—	—	1,047	777
7.125 percent due 2018	—	—	172	116
7.75 percent due 2019	—	—	1,100	728
7.625 percent due 2026	—	—	171	107
DH Subordinated Debentures payable to affiliates, 8.316 percent, due 2027 (5)	—	—	200	83
Sithe Senior Notes, 9.0 percent due 2013 (6)	—	—	225	233
	1,849		4,787
Unamortized premium (discount) on debt, net	(11)		(13)
	1,838		4,774
Less: Amounts due within one year, including non-cash amortization of basis adjustments	4		148
Total Long-Term Debt	$1,834		$4,626

(1)              Payment in full was made in August 2011.

(2)              The fair value of $728 million for the Undertaking payable to DH represents the $750 million fair value of the Undertaking prepared in connection with the determination of the fair value of our investment in DH as of November 7, 2011 less the $22 million payment made in December 2011. An updated estimate of fair value was not performed at December 31, 2011 because management believed that it was not practicable given the thorough valuation prepared within two months of the balance sheet date. The fair value of the Undertaking payable to DH can be impacted by variability in commodity pricing underlying the valuation analysis and changes in strategy, among other things. Please read Note 20—Related Party Transactions—Transactions with DH—DMG Transfer and Undertaking Agreement for further discussion.

(3)              Unless otherwise noted, the senior notes and debentures were deconsolidated effective November 7, 2011. Please read Note 3—Chapter 11 Cases for further discussion.

(4)              Payment in full was made in April 2011, which was the maturity date of this debt.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19—Debt (Continued)

(5)              The subordinated debentures were deconsolidated effective November 7, 2011. Please read Note 3—Chapter 11 Cases for further discussion.

(6)              Payment in full was made in September 2011. See further discussion below.

Aggregate maturities of the principal amounts of all long-term indebtedness as of December 31, 2011 are as follows: 2013—$4 million, 2014—$4 million, 2015—$3 million, 2016—$573 million and thereafter—$1,250 million.

DMG Credit Agreement

In August 2011, DMG entered into a $600 million senior secured term loan facility (the “DMG Credit Agreement”). The DMG Credit Agreement is a senior secured term loan facility with an aggregate principal amount of $600 million, which was borrowed in a single drawing on the closing date. Amounts borrowed under the DMG Credit Agreement that are repaid or prepaid may not be re-borrowed. The DMG Credit Agreement will mature on August 5, 2016 and will amortize in equal quarterly installments in aggregate annual amounts equal to 1.00 percent of the original principal amount of the DMG Credit Agreement with the balance payable on the fifth anniversary of the closing date.

The proceeds of the borrowing under the DMG Credit Agreement were used by DMG to (i) fund cash collateralized letters of credit and provide cash collateral for existing and future collateral requirements, (ii) make a $200 million restricted payment to a parent holding company of DMG, (iii) pay related transaction fees and expenses and (iv) fund additional cash to the balance sheet to provide the DMG asset portfolio with cash to be used for general working capital and general corporate purposes.

All obligations of DMG under (i) the DMG Credit Agreement (the “DMG Borrower Obligations”) and (ii) at the election of DMG, hedging/cash management arrangements are unconditionally guaranteed jointly and severally on a senior secured basis (the “DMG Guarantees”) by each existing and subsequently acquired or organized direct or indirect material domestic subsidiary of DMG (the “DMG Guarantors”), in each case, as otherwise permitted by applicable law, regulation and contractual provision and to the extent such guarantee would not result in adverse tax consequences as reasonably determined by DMG. None of DMG’s parent companies are obligated to repay the DMG Borrower Obligations.

The DMG Borrower Obligations, the DMG Guarantees and any hedging/cash management arrangements are secured by first priority liens on and security interests in 100 percent of the capital stock of DMG and substantially all of the present and after-acquired assets of DMG and each DMG Guarantor. Accordingly, such assets are only available for the creditors of Dynegy Coal Investments Holdings, LLC (“DCIH”) and its subsidiaries. DMG has restricted consolidated net assets of approximately $2,664 million as of December 31, 2011.

Interest Costs.  The DMG Credit Agreement bears interest, at DMG’s option, at either (a) 7.75 percent per annum plus LIBOR, subject to a LIBOR floor of 1.50 percent, with respect to any Eurodollar term loan or (b) 6.75 percent per annum plus the alternate base rate with respect to any ABR term loan. DMG may elect from time to time to convert all or a portion of the term loan from

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Note 19—Debt (Continued)

any ABR Borrowing into a Eurodollar Borrowing or vice versa. With some exceptions, the DMG Credit Agreement is non-callable for the first two years and is subject to a prepayment premium.

On October 19, 2011, we entered into a variety of transactions to hedge interest rate risks associated with the DMG Credit Agreement. We entered into LIBOR interest rate caps at 2 percent with a notional value of $500 million through October 31, 2013. We also entered into LIBOR interest rate swaps with a notional value of $313 million commencing on November 1, 2013 through August 5, 2016. These instruments, which meet the definition of a derivative, have not been designated as accounting hedges and are accounted for at fair value.

Prepayment Provisions.  The DMG Credit Agreement contains mandatory prepayment provisions. The outstanding loan under the DMG Credit Agreement is to be prepaid with (a) 100 percent of the net cash proceeds of all asset sales by DMG and its subsidiaries, subject to the right of DMG to reinvest such proceeds if such proceeds are reinvested (or committed to be reinvested) within 12 months and, if so committed to be reinvested, reinvested within six months after such initial 12 month period, (b) 50 percent of the net cash proceeds of issuance of equity securities of DMG and its subsidiaries (except to the extent used (x) to prepay the Loans, (y) for capital expenditures and (z) for permitted acquisitions), (c) commencing with the first full fiscal year of DMG to occur after the closing date, 100 percent of excess cash flow; provided that (i) excess cash flow shall be determined after reduction for amounts used for capital expenditures, and restricted payments and (ii) any voluntary prepayments of the term loans shall be credited against excess cash flow prepayment obligations and (d) 100 percent of the net cash proceeds of issuances, offerings or placements of debt obligations of DMG and its subsidiaries (other than all permitted debt).

Covenants and Events of Default.  The DMG Credit Agreement contains customary events of default and affirmative and negative covenants including, subject to certain specified exceptions, limitations on amendments to constitutive documents, liens, capital expenditures, acquisitions, subsidiaries and joint ventures, investments, the incurrence of debt, fundamental changes, asset sales, sale-leaseback transactions, hedging arrangements, restricted payments, changes in nature of business, transactions with affiliates, burdensome agreements, amendments of debt and other material agreements, accounting changes and prepayment of indebtedness or repurchases of equity interests.

The DMG Credit Agreement contains a requirement that DMG shall establish and maintain a segregated account (the “DMG Collateral Posting Account”) into which a specified collateral posting amount shall be deposited. DMG may withdraw amounts from the DMG Collateral Posting Account: (i) for the purpose of meeting collateral posting requirements of DMG and the DMG Guarantors; (ii) to prepay the term loan under the DMG Credit Agreement; (iii) to repay certain other permitted indebtedness; and (iv) to the extent any excess amounts are determined to be in the DMG Collateral Posting Account.

The DMG Credit Agreement limits distributions to $90 million per year provided the borrower and its subsidiaries would possess at least $50 million of unrestricted cash and short-term investments on the date of such proposed distribution.

Letter of Credit Facility

In August 2011, DMG entered into a $100 million fully cash collateralized Letter of Credit Reimbursement and Collateral Agreement pursuant to which letters of credit will be issued at DMG’s request provided that DMG deposits in an account an amount of cash sufficient to cover the face value of such requested letter of credit plus an additional percentage thereof.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19—Debt (Continued)

Restricted Cash and Investments

The following table depicts our restricted cash and investments:

	December 31, 2011	December 31, 2010
	(in millions)
DMG LC facility (1)	$103	$—
DMG Collateral Posting Account (2)	69	—
DH Former Credit facility (3)	—	850
Sithe Energy (4)	—	40
GEN Finance (5)	—	50
Total restricted cash and investments	$172	$940

(1)              Includes cash posted to support the letter of credit reimbursement and collateral agreements described above. Please read “Letter of Credit Facility” above for further discussion. Amounts are classified as non-current restricted cash to match the term of the related facility.

(2)              Amounts are restricted and may be used for future collateral posting requirements or released per the terms of the DMG Credit Agreement.

(3)              Included cash posted to support the letter of credit component of DH’s former Fifth Amended and Restated Credit Agreement. The amount was used in the third quarter 2011 to repay the term facility under DH’s former Fifth Amended and Restated Credit Agreement.

(4)              Included amounts related to the terms of the indenture governing the Sithe Senior Notes. These agreements were terminated as a result of the successful Sithe Tender Offer and the restricted cash was reclassified to cash and cash equivalents during the third quarter 2011.

(5)              Included amounts restricted under the terms of a security and deposit agreement associated with a collateral agreement and commodity hedges entered into by GEN Finance. These agreements were terminated and the $50 million held in restricted cash was reclassified to cash and cash equivalents during the first quarter 2011.

DH Debt Obligations

The following is a summary of the debt obligations of DH and its consolidated subsidiaries. DH was deconsolidated effective November 7, 2011 and subsequently accounted for using the equity method of accounting. The deconsolidation of DH resulted in the deconsolidation of approximately $4.6 billion of debt, including $1.1 billion related to DPC. We have included the following disclosure because activity related to the following debt instruments is included in our consolidated financial statements through November 7, 2011.

DPC Credit Agreement.  In August 2011, DPC entered into a $1,100 million senior secured term loan facility (the “DPC Credit Agreement”). The DPC Credit Agreement is a senior secured term loan facility with an aggregate principal amount of $1,100 million, which was borrowed in a single drawing

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19—Debt (Continued)

on the closing date. Amounts borrowed under the DPC Credit Agreement that are repaid or prepaid may not be re-borrowed. The DPC Credit Agreement will mature on August 5, 2016 and will amortize in equal quarterly installments in aggregate annual amounts equal to 1.00 percent of the original principal amount of the DPC Credit Agreement with the balance payable on the fifth anniversary of the closing date.

The proceeds of the borrowing under the DPC Credit Agreement were used by DPC to (i) repay an intercompany obligation of a DPC subsidiary to DH and to repay certain outstanding indebtedness under DH’s Fifth Amended and Restated Credit Agreement, (ii) fund cash collateralized letters of credit and provide cash collateral for existing and future collateral requirements, (iii) repay approximately $192 million of debt relating to Sithe Energies, Inc. (the intermediate project holding company that indirectly holds the Independence facility in New York), (iv) make a $200 million restricted payment to a parent holding company of DPC, (v) pay related transaction fees and expenses and (vi) fund additional cash to the balance sheet to provide the DPC asset portfolio with liquidity for general working capital and liquidity purposes.

The DPC Credit Agreement limits distributions to $135 million per year provided the borrower and its subsidiaries possess at least $50 million of unrestricted cash and short-term investments on the date of such proposed distribution.

The DPC Credit Agreement bears interest, at DPC’s option, at either (a) 7.75 percent per annum plus LIBOR, subject to a LIBOR floor of 1.50 percent, with respect to any Eurodollar term loan or (b) 6.75 percent per annum plus the alternate base rate with respect to any ABR term loan.

On October 19, 2011, DPC entered into a variety of transactions to hedge interest rate risks associated with the DPC Credit Agreement. DPC entered into LIBOR interest rate caps at 2 percent with a notional value of $900 million through October 31, 2013. DPC also entered into LIBOR interest rate swaps with a notional value of $788 million commencing on November 1, 2013 through August 5, 2016. The notional value of the swaps decreases over time, reaching $744 million at the end of the term. These instruments, which meet the definition of a derivative, have not been designated as accounting hedges and are accounted for at fair value.

Letter of Credit Facilities.  In August 2011, DPC entered into a two fully cash collateralized Letter of Credit Reimbursement and Collateral Agreements aggregating $515 million pursuant to which letters of credit will be issued at DPC’s request provided that DPC deposits in an account an amount of cash sufficient to cover the face value of such requested letter of credit plus an additional percentage thereof.

In August 2011, DH entered into a $26 million fully cash collateralized Letter of Credit Reimbursement and Collateral Agreement pursuant to which letters of credit will be issued at DH’s request provided that DH deposits in an account an amount of cash sufficient to cover the face value of such requested letter of credit plus an additional percentage thereof.

Former Credit Facility.  During the second quarter 2011, DH borrowed $400 million under its former Fifth Amended and Restated Credit Agreement. This borrowing was repaid on August 5, 2011 in connection with the closing of the New Credit Agreements entered into as part of the Reorganization. Please read Note 1—Organization and Operations—Reorganization for further discussion. In addition, in August 2011, DH’s former term facility of $850 million was repaid with

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19—Debt (Continued)

current restricted cash and the term loan of $68 million was repaid using proceeds from the DPC Credit Agreement.

Contingent LC Facility.  On May 21, 2010, DH executed a new $150 million unsecured bilateral contingent letter of credit facility (“Contingent LC Facility”) with Morgan Stanley Capital Group Inc. to provide DH access to liquidity to support collateral posting requirements. Availability under the Contingent LC Facility is tied to increases in 2012 forward spark spreads and power prices. A facility fee accrues on the unutilized portion of the facility at an annual rate of 0.60 percent and letter of credit availability fees accrue at an annual rate of 7.25 percent. The facility will mature on December 31, 2012. No amounts were available under this facility at December 31, 2011. The Contingent LC Facility is a pre-petition obligation of DH and DH is not currently paying any facility or availability fees related to the Contingent LC Facility. DH’s status as a Debtor Entity may further limit availability pursuant to certain conditions and default events specified in the Contingent LC Facility.

Senior Notes and Subordinated Debentures.  In general, DH’s senior notes are senior unsecured obligations and rank equal in right of payment to all of DH’s existing and future senior unsecured indebtedness, and are senior to all of DH’s existing and any of its future subordinated indebtedness. They are not redeemable at DH’s option prior to maturity. Dynegy did not guarantee the senior notes, and the assets that DH owns do not secure the senior notes. None of DH’s subsidiaries have guaranteed the notes and, as a result, all of the existing and future liabilities of DH’s subsidiaries are effectively senior to the notes.

On December 1, 2009, as part of the LS Power Transactions, DH issued to an affiliate of LS Power $235 million aggregate principal amount of its 7.5 percent Senior Unsecured Notes due 2015 (the “Notes”) for $214 million in proceeds. In connection with the closing of the LS Power Transactions, DH agreed to offer to exchange the Notes for a new issue of substantially identical notes registered under the Securities Act of 1933. The exchange offer closed on November 8, 2010.

On December 31, 2009, we completed a cash tender offer and consent solicitation, in which we purchased $421 million of DH’s $500 million 6.875 percent Senior Unsecured Notes due 2011 (the “2011 Notes”) and $412 million of DH’s $500 million 8.75 percent Senior Unsecured Notes due 2012 (the “2012 Notes”). Total cash paid to repurchase the 2011 Notes and the 2012 Notes, including consent fees, was $879 million. We recorded a pre-tax charge of approximately $47 million associated with this transaction, of which $46 million is included in Debt extinguishment costs, and $1 million of acceleration of amortization of financing costs is included in Interest expense on our consolidated statements of operations.

In May 1997, NGC Corporation Capital Trust I (“Trust”) issued, in a private transaction, $200 million aggregate liquidation amount of 8.316 percent Subordinated Capital Income Securities (“Trust Securities”) representing preferred undivided beneficial interests in the assets of the Trust. The Trust invested the proceeds from the issuance of the Trust Securities in an equivalent amount of DH’s 8.316 percent subordinated debentures (the “Subordinated Notes”). The sole assets of the Trust are the Subordinated Notes. The Trust Securities are subject to mandatory redemption in whole, but not in part, on June 1, 2027, upon payment of the Subordinated Notes at maturity, or in whole, but not in part, at any time, contemporaneously with the optional prepayment of the Subordinated Notes, as allowed by the associated indenture. The Subordinated Notes are redeemable, at DH’s option, at specified redemption prices. The Subordinated Notes represent DH’s unsecured obligations and rank subordinate and junior in right of payment to all of DH’s senior indebtedness to the extent and in the

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Note 19—Debt (Continued)

manner set forth in the associated indenture. DH has irrevocably and unconditionally guaranteed, on a subordinated basis, payment for the benefit of the holders of the Trust Securities the obligations of the Trust to the extent the Trust has funds legally available for distribution to the holders of the Trust Securities. Since the Trust is considered a VIE, and the holders of the Trust Securities absorb a majority of the Trust’s expected losses, DH’s obligation is represented by the Subordinated Notes payable to the deconsolidated Trust. DH may defer payment of interest on the Subordinated Notes as described in the indenture, and we deferred our $8 million June 2011 payment of interest. As of December 31, 2011 and 2010, the redemption amount associated with these securities totaled $200 million.

On September 15, 2011, we commenced offers to exchange (the “Exchange Offers”) up to $1,250 million principal amount of the outstanding Senior Notes and Subordinated Notes of DH for new Dynegy 10 percent Senior Secured Notes due 2018 and cash. On November 3, 2011, we terminated the Exchange Offers. As a result of the termination, all of the previously tendered (and not validly withdrawn) Senior Notes and Subordinated Notes were not accepted for exchange and were promptly returned to the holders thereof.

On November 7, 2011, DH filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. Please read Note 3—Chapter 11 Cases for further information.

Sithe Senior Notes.  On August 26, 2011, Sithe/ Independence Funding Corporation (“Sithe”) commenced a cash tender offer (“Sithe Tender Offer”) to purchase Sithe’s outstanding $192 million in principal amount of 9.0 percent Secured Bonds due 2013 (“Sithe Senior Notes”). Sithe also solicited consents to certain proposed amendments to the indenture governing the Sithe Senior Notes. At the expiration of the early consent period on September 9, 2011, Sithe entered into a supplemental indenture, which eliminated or modified substantially all of the restrictive covenants, certain events of default and certain other provisions. On September 12, 2011, Sithe accepted for purchase all Sithe Senior Notes validly tendered prior to the consent date and satisfied and discharged the indenture and remaining Sithe Senior Notes. Also on September 12, 2011, Sithe/Independence Power Partners, LP (“SIPP”) filed with the New York State Public Service Commission (the “NYPSC”), and certain other parties, a verified petition for approval of financing, seeking NYPSC authorization for SIPP to grant liens/security interests in its assets and properties as collateral security for the DPC Credit Agreement (as defined above). On December 21, 2011, the NYPSC issued an order approving SIPP’s request to guarantee, and pledge its collateral in support of, the DPC Credit Agreement. The order approved the proposed financing up to the maximum requested amount of $1.25 billion. Certain other approvals must also be received prior to SIPP granting a security interest.

On the final payment date, September 26, 2011, Sithe accepted to purchase substantially all of the Sithe Senior Notes that were tendered after the consent date. Sithe purchased the Sithe Senior Notes at a price of 108 percent of the principal amount plus consent fees. Total cash paid to purchase the Sithe Senior Notes, including fees and accrued interest, was $217 million, which was funded from proceeds from the DPC Credit Agreement. We recorded a charge of approximately $16 million associated with this transaction, of which $21 million is included in Debt extinguishment costs offset by the write-off of $5 million of premiums included in Interest expense on our consolidated statements of operations. As a result of the successful cash tender offer and consent solicitation, $43 million in restricted cash previously held at Sithe was returned to DPC when the transaction closed.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20—Related Party Transactions

Transactions with DH

The following table summarizes the Accounts receivable, affiliates, and Accounts payable, affiliates, on our consolidated balance sheet as of December 31, 2011 and cash received (paid) during the period from November 8, 2011 through December 31, 2011 related to various agreements with DH and its consolidated subsidiaries, as discussed below:

	Accounts Receivable, Affiliates	Accounts Payable, Affiliates	Cash Received (Paid)
	(in millions)
Service Agreements	$6	$4	$16
EMA Agreements	41	22	(1)
Total	$47	$26	$15

Service Agreements.  We and certain of our subsidiaries (the “Providers”) provide certain services (the “Services”) to Dynegy Gas Investments Holdings, LLC (“DGIH”), DCIH, Dynegy Northeast Generation, Inc., their respective subsidiaries and certain of our subsidiaries (the “Recipients”). Service Agreements between us and each of DGIH, DCIH, Dynegy Northeast Generation, Inc. and certain other subsidiaries of Dynegy, which were entered into in connection with the Reorganization, govern the terms under which such Services are provided.

The Providers act as agents for the Recipients for the limited purpose of providing the Services set forth in the Service Agreement. The Providers may perform additional services at the request of the Recipients, and will be reimbursed for all costs and expenses related to such additional services. Prior to the beginning of each fiscal year in which Services are to be provided pursuant to the Service Agreement, the Providers and the Recipients must agree on a budget for the Services, outlining, among other items, the contemplated scope of the Services to be provided in the following fiscal year and the cost of providing each Service. The Recipients will pay the Providers an annual management fee as agreed in the budget, which shall include reimbursement of out-of pocket costs and expenses related to the provision of the Services and will provide reasonable assistance, such as information, services and materials, to the Providers. We recorded income from the Recipients which was offset by expenses incurred with a subsidiary of DH that provided the services. Therefore, there is no impact of the Services Agreement on our consolidated statement of operations for the year ended December 31, 2011.

Energy Management Agreements.  Each of our subsidiaries that owns or operates one or more power plants (each an “Internal Customer”) has entered into an Energy Management Agency Services Agreement (an “EMA”) with Dynegy Power Marketing, LLC (“DPM”), an indirect wholly-owned subsidiary of DH. Pursuant to each EMA, DPM will provide power management services to the Internal Customers, consisting of marketing power and capacity, capturing pricing arbitrage, scheduling dispatch of power, communicating with ISOs or RTOs, purchasing replacement power, and reconciling and settling ISO or RTO invoices. In addition, through DPM’s subsidiary, Dynegy Marketing and Trade, LLC, DPM will provide fuel management services, consisting of procuring the requisite quantities of fuel, assisting with storage and transportation, scheduling delivery of fuel, assisting Internal Customers with development and implementation of fuel procurement strategies, marketing and selling excess fuel and assisting with the evaluation of present and long-term fuel purchase and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20—Related Party Transactions (Continued)

transportation options. Through DPM’s indirect subsidiary, Dynegy Coal Trading & Transportation, LLC, DPM will also provide fuel management services to one or more Internal Customers that require services related to coal. DPM will also assist the Internal Customer with risk management by entering into one or more risk management transactions, the purpose of which is to set the price or value of a commodity or to mitigate or offset changes in the price or value of a commodity. DPM may from time to time provide other services as the parties may agree. Our consolidated statement of operations includes Revenues of $96 million from sales to affiliates and Costs of sales includes $33 million in purchases from affiliates for the period from November 8, 2011 through December 31, 2011.

Tax Sharing Agreement.  Under U.S. federal income tax law, we are responsible for the tax liabilities of our subsidiaries because we file consolidated income tax returns. These returns include the income and business activities of the ring-fenced entities (as further discussed below) and our other affiliates. To properly allocate taxes among us and each of our subsidiaries, we and certain of our subsidiaries have entered into a Tax Sharing Agreement under which we agree to prepare consolidated returns on behalf of ourselves and our subsidiaries and make all required payments to relevant revenue collection authorities as required by law. Additionally, DPC and DMG agree to make payments to us of the tax amounts for which DPC or DMG and their respective subsidiaries would have been liable if each group of such subsidiaries began business on the restructuring date (August 5, 2011) and were eligible to, and elected to, file a consolidated return on a stand-alone basis beginning on the restructuring date. Further, each of Dynegy GasCo Holdings, LLC, Dynegy Gas Holdco, LLC, Dynegy Gas Investments Holdings, LLC, Dynegy Coal Holdco, LLC, and Dynegy Coal Investments Holdings, LLC agrees to make payments to us of amounts representing the tax that each such subsidiary would have paid if each began business on the restructuring date and filed a separate corporate income tax return (excluding from income any subsidiary distributions) on a stand-alone basis beginning on the restructuring date.

Cash Management.  The Reorganization created new companies, some of which are “bankruptcy remote.” In addition, as part of the Reorganization, some companies within our portfolio were reorganized into ring-fenced companies. The special purpose bankruptcy remote entities entered into limited liability company operating agreements, which contain certain restrictions including not allowing the “bankruptcy remote” or “ring-fenced” companies to act as an agent for a non ring-fenced company. Furthermore, bankruptcy remote and ring-fenced companies are required to present themselves to the public as separate entities. They maintain separate books, records and bank accounts and separately appoint officers. Additionally, they pay liabilities from their own funds, they conduct business in their own names (other than any business relating to the trading activities of us and our subsidiaries), they observe a higher level of formalities, and they have restrictions on pledging their assets for the benefit of certain other persons.

Pursuant to our Cash Management Agreement, our ring-fenced entities maintain cash accounts separate from those of our non-ring-fenced entities. Cash collected by a ring-fenced entity is not swept into accounts held in the name of any non-ring-fenced entity and cash collected by a non-ring-fenced entity is not swept into accounts held in the name of any ring-fenced entity. The cash in deposit accounts owned by a ring-fenced entity is not used to pay the debts and/or operating expenses of any non-ring-fenced entity, and the cash in deposit accounts owned by a non-ring-fenced entity is not used to pay the debts and/or operating expenses of any ring-fenced entity. There were no material payments

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20—Related Party Transactions (Continued)

during the period from November 8, 2011 through December 31, 2011 related to the Cash Management Agreement.

DMG Transfer and Undertaking Agreement.  On September 1, 2011, Dynegy and DGIN completed the DMG Transfer. Please read Note 1—Organization and Operations—DMG Transfer for further discussion. Our management and Board of Directors, as well as DGIN’s board of managers, concluded that the fair value of the acquired equity stake in Coal HoldCo at the time of the transaction was approximately $1.25 billion, after taking into account all debt obligations of DMG, including in particular the DMG Credit Agreement. We provided this value to DGIN in exchange for Coal HoldCo through its obligation, pursuant to the Undertaking Agreement, to make certain specified payments over time which coincide in timing and amount with the payments of principal and interest that DH is obligated to make under a portion of its $1.1 billion of 7.75 percent senior unsecured notes due 2019 and its $175 million of 7.625 percent senior debentures due 2026. The unsecured Undertaking Agreement does not provide any rights or obligations with respect to any outstanding DH notes or debentures, including the notes and debentures due in 2019 and 2026. When our management and Board of Directors, as well as DGIN’s board of managers, valued the acquired equity stake of Coal Holdco, they considered many factors, including a valuation range prepared by our financial advisor. Our financial advisor recently informed us that in preparing its valuation range of such equity stake, a mathematical error may have resulted in its valuation range being understated by $100 million. We are continuing to investigate and determine the implications, if any, of this new information.

Immediately after closing the DMG Transfer, DGIN assigned its right to receive payments under the Undertaking Agreement to DH in exchange for a promissory note (the “Promissory Note”) in the amount of $1.25 billion that matures in 2027 (the “Assignment”). Our obligations under the Undertaking Agreement will be reduced if the outstanding principal amount of any of DH’s $3.5 billion of outstanding notes and debentures is decreased as a result of any exchange offer, tender offer or other purchase or repayment by us or our subsidiaries (other than DH and its subsidiaries, unless we guarantee the debt securities of DH or such subsidiary in connection with such exchange offer, tender offer or other purchase or repayment); provided, that such principal amount is retired, cancelled or otherwise forgiven. Upon the Effective Date, Dynegy and DH will cancel the Undertaking Agreement and Dynegy’s obligations under the Undertaking Agreement will be fully satisfied and extinguished.

Subsequent to the deconsolidation of DH, we recorded interest expense of $14 million related to the Undertaking, which is included in Interest expense on our consolidated statement of operations. In addition, we made payments totaling $22 million to DH in December 2011 related to the Undertaking Agreement. As of December 31, 2011, we had approximately $8 million in accrued interest related to the Undertaking, which is reflected in Accrued interest, affiliates on our consolidated balance sheet.

Note receivable, affiliate.  On August 5, 2011, Coal HoldCo made a loan to DH of $10 million with a maturity of 3 years and an interest rate of 9.25 percent per annum. As a result of DH’s bankruptcy filing, we determined it was probable that Coal HoldCo would not collect any amounts due associated with the note and the note was impaired. We recorded a charge of $10 million related to the impairment of the note, which is included in Other income and expense, net on our consolidated statement of operations.

Accounts payable, affiliate.  We have historically recorded intercompany transactions in the ordinary course of business, including the reallocation of deferred taxes between legal entities in accordance with applicable IRS regulations. As a result of such transactions, we have recorded over time a payable to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20—Related Party Transactions (Continued)

DH and its affiliates in the aggregate amount of $846 million and $814 million at December 31, 2011 and 2010, respectively. This amount is classified within long-term liabilities as Accounts payable, affiliates as there are no defined payment terms, it is not evidenced by any promissory note and there has never been an intent for payment to occur. Historically, this amount has eliminated in consolidation; however, upon the deconsolidation of DH and its consolidated subsidiaries, the amount is reflected as a payable to affiliates on our December 31, 2011 consolidated balance sheet. The creditors’ committee of DH contends that DH may possess a cause of action against us for payment of the intercompany receivable.  By letter dated February 29, 2012, the creditors’ committee made demand on DH to pursue a cause of action against us for payment of the intercompany receivable or, alternatively, requesting that DH agree that the creditors’ committee may commence and prosecute such action (the “Demand Letter”).  The creditors’ committee contends that if DH declines to pursue such action, the creditors’ committee will seek standing from the Bankruptcy Court to bring an action on behalf of DH’s estate. We do not believe that a valid and enforceable right of payment of the intercompany amount exists and intend to oppose any efforts seeking payment of this amount.

DH Employee benefits.  Our employees, and employees of DH, participate in the stock compensation, pension and other post-retirement benefit plans sponsored by us. Please read Note 25—Employee Compensation, Savings and Pension Plans for further discussion.

Transactions with LS Power

On November 30, 2009, we sold certain assets to LS Power, including our interest in two investments in joint ventures in which LS Power or its affiliates were also investors. Please read Note 5—Dispositions, Contract Terminations and Discontinued Operations—Dispositions and Contract Terminations—LS Power Transactions for further discussion.

We had 50 percent ownership interests in SCEA and SC Services, and subsidiaries of LS Power held the remaining 50 percent interests. We recorded a loss of approximately $84 million related to this sale in the fourth quarter 2009. Please read Note 16—Variable Interest Entities—Sandy Creek Project for further discussion.

We held two other investments in joint ventures in which LS Power or its affiliates were also investors—a 50 percent ownership interest in DLS Power Holdings and DLS Power Development. In December 2008, Dynegy and LS Power Associates, L.P. agreed to dissolve the two companies’ development joint venture.

Upon completion of the agreement with LS Power discussed above, assets related to repowering or expansion opportunities at the Bridgeport and Arizona power generating facilities were transferred to LS Power in connection with the sale of those facilities. Please read Note 16—Variable Interest Entities—DLS Power Holdings and DLS Power Development for further information.

Other

December 2001 Equity Purchases.  In December 2001, ten former members of our senior management purchased Class A common stock from us in a private placement pursuant to Section 4(2) of the Securities Act of 1933. These former officers received loans from us totaling approximately $25 million to purchase our common stock at a price of $19.75 per share (before giving effect to the reverse stock split of outstanding common stock at a reverse ratio of 1-for-5 completed on May 25,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20—Related Party Transactions (Continued)

2010), the same price as the net proceeds per share received by us from a concurrent public offering. The loans bear interest at 3.25 percent per annum and are full recourse to the borrowers. Such loans, whose balances totaled $2 million as of December 31, 2011 and 2010, respectively, are accounted for as subscriptions receivable within our stockholders’ equity on the consolidated balance sheets.

Note 21—Income Taxes

Income Tax Benefit.  We are subject to U.S. federal and state income taxes on our operations.

Our loss from continuing operations before income taxes was $2,277 million, $432 million and $1,355 million for the years ended December 31, 2011, 2010 and 2009, respectively, which was solely from domestic sources.

Our components of income tax benefit related to loss from continuing operations were as follows:

	Year Ended December 31,
	2011	2010	2009
	(in millions)
Current tax expense	$—	$(1)	$(3)
Deferred tax benefit	632	198	318
Income tax benefit	$632	$197	$315

Our income tax benefit related to loss from continuing operations for the years ended December 31, 2011, 2010 and 2009, was equivalent to effective rates of 28 percent, 46 percent and 23 percent, respectively. Differences between taxes computed at the U.S. federal statutory rate and our reported income tax benefit were as follows:

	Year Ended December 31,
	2011	2010	2009
	(in millions)
Expected tax benefit at U.S. statutory rate (35%)	$797	$151	$474
State taxes (1)	139	28	25
Permanent differences (2)	(2)	(1)	(175)
Valuation allowance (3)	(1,235)	(1)	(12)
IRS and state audits and settlements	—	18	8
Loss on deconsolidation of DH (4)	931	—	—
Other	2	2	(5)
Income tax benefit	$632	$197	$315

(1)              We incurred a state tax benefit for the year ended December 31, 2011 due to current year losses and an $8 million audit adjustment offset by a $3 million expense due to a change in Illinois tax law. We incurred a state tax benefit for the year ended December 31, 2010 due to current year losses that will reduce future state cash taxes as well as changes in our state sales profile and a change in California tax law. We incurred a state tax benefit for the year ended December 31, 2009 due to current year losses which will reduce future state cash taxes, changes in our state sale profile, and the exit from various states due to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21—Income Taxes (Continued)

the LS Power Transactions adjustments arising from measurement of temporary differences.

(2)              Includes $151 million related to nondeductible goodwill impairment expense and $18 million related to nondeductible losses in connection with the LS Power transaction for the year ended December 31, 2009.

(3)              We recorded a valuation allowance of $1,235 million during the year ended December 31, 2011 to reserve our net deferred tax assets.

(4)              Upon deconsolidation of DH, we recorded a deferred tax asset for the difference between the carrying value of our investment in DH of zero and our outside tax basis in the stock of DH of $3,910 million.

Deferred Tax Liabilities and Assets.  Our significant components of deferred tax assets and liabilities were as follows:

	Year ended December 31,
	2011	2010
	(in millions)
Deferred tax assets:
Current:
Reserves (legal, environmental and other)	$1	$11
Miscellaneous book/tax recognition differences	11	3
Subtotal	12	14
Less: valuation allowance	(7)	(2)
Total current deferred tax assets	5	12
Non-current:
Investment in unconsolidated subsidiaries	1,569	—
NOL carryforwards	51	262
AMT credit carryforwards	271	271
Reserves (legal, environmental and other)	—	2
Other comprehensive income	33	34
Miscellaneous book/tax recognition differences	35	25
Subtotal	1,959	594
Less: valuation allowance	(1,250)	(20)
Total non-current deferred tax assets	709	574
Deferred tax liabilities:
Non-current:
Depreciation and other property differences	(701)	(1,215)
Power contract	(13)	—
Total non-current deferred tax liabilities	(714)	(1,215)
Net deferred tax asset (liability)	$—	$(629)

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21—Income Taxes (Continued)

NOL Carryforwards.  At December 31, 2011, we had approximately $128 million of regular federal tax NOL carryforwards and $325 million of AMT NOL carryforwards. The federal and AMT NOL carryforwards will expire beginning in 2027 and 2024, respectively. As a result of the application of certain provisions of the Internal Revenue Code, we incurred an ownership change in May 2007 that placed an annual limitation on our ability to utilize certain tax carryforwards, including our NOL carryforwards. We do not expect that the ownership change will have any impact on our future tax liability. We do not believe we will produce sufficient future taxable income, nor are there tax planning strategies available, to utilize existing tax attributes, including the federal and AMT NOL carryforwards; therefore, a valuation allowance of $44 million has been recorded as of December 31, 2011, for the amount of tax benefits represented by Federal and AMT NOL carryforwards not otherwise realized by reversing temporary differences.

At December 31, 2011 and 2010, state NOL carryforwards totaled $127 million and $786 million, respectively.

AMT Credit Carryforwards.  At December 31, 2011, we had approximately $271 million of AMT credit carryforwards. The AMT credit carryforwards do not expire. As a result of the application of certain provisions of the Internal Revenue Code, we incurred an ownership change on May 2007 that placed an annual limitation on our ability to utilize certain tax carryforwards, including our AMT credits. We do not expect that the ownership change will have any impact on our future tax liability. We do not believe we will produce sufficient future taxable income, nor are there tax planning strategies available, to utilize existing tax attributes, including the federal and AMT credit carryforwards; therefore, a valuation allowances of $271 million has been recorded as of December 31, 2011 for the amount of tax benefits represented by deferred tax assets not otherwise realized by reversing temporary differences.

Change in Valuation Allowance.  Realization of our deferred tax assets is dependent upon, among other things, our ability to generate taxable income of the appropriate character in the future. At December 31, 2011, valuation allowances related to federal and state NOL carryforwards and credits have been established. Additionally, at December 31, 2011, our temporary differences were in a net deferred tax asset position. We do not believe we will produce sufficient future taxable income, nor are there tax planning strategies available, to realize the tax benefits of our net deferred tax asset associated with temporary differences. Accordingly, we have recorded a full valuation allowance against the temporary differences.

During 2009, we eliminated our valuation allowance associated with capital loss carryforwards that expired in 2009 and other foreign book-tax differences and increased our valuation allowance on state NOL carryforwards and credits.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21—Income Taxes (Continued)

The changes in the valuation allowance by attribute were as follows:

	Temporary Differences	Capital Loss Carryforwards	AMT Credit Carryforwards	Federal NOL Carryforwards and Credits	State NOL Carryforwards and Credits	Foreign NOL Carryforwards and Deferred Tax Assets	Total
	(in millions)
Balance as of December 31, 2008	$—	$(10)	$—	$—	$(23)	$(4)	$(37)
Changes in valuation allowance—continuing operations	—	—	—	—	(12)	—	(12)
Other release	—	10	—	—	—	4	14
Balance as of December 31, 2009	—	—	—		(35)	—	(35)
Changes in valuation allowance—continuing operations	—	—	—	—	1	—	1
Other release	—	—	—	—	12	—	12
Balance as of December 31, 2010	—	—	—	—	(22)	—	(22)
Changes in valuation allowance—continuing operations	(935)	—	(271)	(44)	15	—	(1,235)
Balance as of December 31, 2011	$(935)	$—	$(271)	$(44)	$(7)	$—	$(1,257)

Unrecognized Tax Benefits.  We file a consolidated income tax return in the U.S. federal jurisdiction, and we file income tax returns in various states. We are no longer subject to U.S. federal income tax examinations for the years prior to 2007, and with few exceptions, we are no longer subject to state and local examinations prior to 2007. We are no longer subject to non-U.S. income tax examinations. Our federal income tax returns are routinely audited by the IRS, and provisions are routinely made in the financial statements in anticipation of the results of these audits. We finalized the IRS audit of 2008-2009 tax years in the third quarter 2011. As a result of the settlement of our 2008-2009 audit, adjustments to tax positions related to prior years, and various state settlements, we recorded, and included in our income tax expense, a benefit of $1 million, a benefit of $18 million and a benefit of $5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21—Income Taxes (Continued)

A reconciliation of our beginning and ending amounts of unrecognized tax benefits follows (in millions):

Balance at December 31, 2008	$32
Additions based on tax positions related to the prior year	6
Reductions based on tax positions related to the prior year	(4)
Settlements	(9)
Balance at December 31, 2009	$25
Additions based on tax positions related to the prior year	—
Reductions based on tax positions related to the prior year	(1)
Settlements	(19)
Balance at December 31, 2010	$5
Additions based on tax positions related to the prior year	—
Reductions based on tax positions related to the prior year	—
Settlements	(1)
Balance at December 31, 2011	$4

As of December 31, 2011, 2010 and 2009, approximately $4 million, $5 million and $24 million, respectively, of unrecognized tax benefits would impact our effective tax rate if recognized.

The changes to our unrecognized tax benefits during the twelve months ended December 31, 2011 primarily resulted from changes in various federal and state audits and positions. The adjustments to our reserves for uncertain tax positions as a result of these changes had an insignificant impact on our net income.

During the years ended December 31, 2011, 2010 and 2009, we recognized less than $1 million in interest and penalties. We had approximately $2 million, $2 million and $2 million accrued for the payment of interest and penalties at December 31, 2011, 2010 and 2009, respectively.

We expect that our unrecognized tax benefits could continue to change due to the settlement of audits and the expiration of statutes of limitation in the next twelve months; however, we do not anticipate any such change to have a significant impact on our results of operations, financial position or cash flows in the next twelve months.

Note 22—Loss Per Share

The reconciliation of basic loss per share from continuing operations to diluted loss per share from continuing operations of our common stock outstanding during the period is shown in the following table. Diluted loss per share represents the amount of losses for the period available to each share of our common stock outstanding during the period plus each share that would have been outstanding

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 22—Loss Per Share (Continued)

assuming the issuance of common shares for all dilutive potential common shares outstanding during the period.

	Year Ended December 31,
	2011	2010	2009
	(in millions, except per share amounts)
Loss from continuing operations	$(1,645)	$(235)	$(1,040)
Less: Net loss attributable to the noncontrolling interests	—	—	(15)
Loss from continuing operations attributable to Dynegy Inc. for basic and diluted loss per share	$(1,645)	$(235)	$(1,025)
Basic weighted-average shares (1)	122	120	164
Effect of dilutive securities—stock options and restricted stock (1)	—	1	1
Diluted weighted-average shares (1)	122	121	165
Loss per share from continuing operations attributable to Dynegy Inc.:
Basic (1)	$(13.48)	$(1.96)	$(6.25)
Diluted (1)(2)	$(13.48)	$(1.96)	$(6.25)

(1)         On May 25, 2010, we effected a reverse stock split of its outstanding common stock at a ratio of 1-for-5 and proportionately decreased the number of authorized shares of its capital stock and all prior periods have been adjusted to reflect the reverse stock split. Please read Note 24—Capital Stock—Common Stock for further discussion.

(2)         When an entity has a net loss from continuing operations adjusted for preferred dividends, it is prohibited from including potential common shares in the computation of diluted per-share amounts. Accordingly, we have utilized the basic shares outstanding amount to calculate both basic and diluted loss per share for all periods presented.

Note 23—Commitments and Contingencies

Legal Proceedings

Set forth below is a summary of our material ongoing legal proceedings. Pursuant to the requirements of FASB ASC 450 and related guidance, we record accruals for estimated losses from contingencies when available information indicates that a loss is probable and the amount of the loss, or range of loss, can be reasonably estimated. In addition, we disclose matters for which management believes a material loss is reasonably possible. In all instances, management has assessed the matters below based on current information and made judgments concerning their potential outcome, giving consideration to the nature of the claim, the amount, if any, and nature of damages sought and the probability of success. Management regularly reviews all new information with respect to each such contingency and adjusts its assessment and estimates of such contingencies accordingly. Because litigation is subject to inherent uncertainties including unfavorable rulings or developments, it is

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 23—Commitments and Contingencies (Continued)

possible that the ultimate resolution of our legal proceedings could involve amounts that are different from our currently recorded accruals and that such differences could be material.

In addition to the matters discussed below, we are party to other routine proceedings arising in the ordinary course of business or related to discontinued business operations. Any accruals or estimated losses related to these matters are not material. In management’s judgment, the ultimate resolution of these matters will not have a material effect on our financial condition, results of operations or cash flows.

Bondholder Litigation.  On September 21, 2011, an ad-hoc group of bondholders (the “Avenue Plaintiffs”) of DH filed a complaint in the Supreme Court of the State of New York, County of New York, captioned Avenue Investments, L.P. et al v. Dynegy Inc., Dynegy Holdings, LLC, Dynegy Gas Investments, LLC, Clint C. Freeland, Kevin T. Howell and Robert C. Flexon (Index No. 652599/11) (“Avenue Investments Matter”). The Avenue Plaintiffs challenge the DMG Transfer. On September 27, 2011, the successor indenture trustees under the Roseton and Danskammer Indenture Agreements (the “Indenture Trustee Plaintiffs”) filed a complaint in the Supreme Court of the State of New York, captioned The Successor Lease Indenture Trustee et al v. Dynegy Inc., Dynegy Holdings, LLC, Dynegy Gas Investments, LLC, E. Hunter Harrison, Thomas W. Elward, Michael J. Embler, Robert C. Flexon, Vincent J. Intrieri, Samuel Merksamer, Felix Pardo, Clint C. Freeland, Kevin T. Howell John Doe 1, John Doe 2, John Doe 3, Etc. (Index No. 652642/2011). The Indenture Trustee Plaintiffs similarly challenge the DMG Transfer. Plaintiffs in both actions allege, among other claims, breach of contract, breach of fiduciary duties, and violations of prohibitions on fraudulent transfers in connection with the DMG Transfer and also seek to have the DMG Transfer set aside, and request unspecified damages as well as attorneys’ fees. We filed motions to dismiss the actions on October 31, 2011. On November 7, 2011, Dynegy, DH and the Consenting Noteholders (as defined in Note 3—Chapter 11 Cases) agreed to enter into a stipulation that suspends the prosecution of the Consenting Noteholders’ claims in the Avenue Investments Matter.

On November 4, 2011, the owner-lessors of the Danskammer and Roseton facilities (the “Owner Lessor Plaintiffs”) filed a lawsuit in NY state court, captioned Resources Capital Management Corp., Roseton OL, LLC and Danskammer OL, LLC, v. Dynegy Inc., Dynegy Holdings, Inc., Dynegy Holdings, LLC, Dynegy Gas Investments, LLC, Thomas W. Elward, Michael J. Embler, Robert C. Flexon, E. Hunter Harrison, Vincent J. Intrieri, Samuel J. Merksamer, Felix Pardo, Clint. C. Freeland, Kevin T. Howell, Icahn Capital LP, and Seneca Capital Advisors, LLC, alleging, among other claims, that the Reorganization, the DPC and DMG Credit Agreements, and the DMG Transfer constitute an integrated scheme involving fraudulent transfers, breach of contract, and breach of fiduciary duties, and seek a judgment to unwind all the transactions.

On November 21, 2011, the defendants filed in each action a Notice of Filing of Bankruptcy Petition and of the Automatic Stay, which provided, among other things, that (i) “pursuant to section 362(a) of the Bankruptcy Code, this lawsuit is stayed in its entirety, as to all claims and all defendants (the “Automatic Stay”),” and (ii) “actions taken in violation of the Automatic Stay are void and may subject the person or entity taking such actions to the imposition of sanctions by the Bankruptcy Court. In addition, on November 21, 2011, the defendants filed two stipulations in the Avenue Litigation and a stipulation in the Trustee Litigation, pursuant to which the parties agreed, among other things, (i) to stay or take no action in the Lawsuits, including the pending motions to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 23—Commitments and Contingencies (Continued)

dismiss, until further application, and (ii) to reserve all rights and/or arguments with respect to the scope or effect of the Automatic Stay. Please read Note 3—Chapter 11 Cases for further discussion.

We believe the plaintiffs’ complaints in all three lawsuits lack merit and we will continue to oppose their claims vigorously.

Stockholder Litigation Relating to the Blackstone and Icahn Merger Agreements.  In connection with the 2010 and 2011 terminations of the merger agreement with an affiliate of The Blackstone Group L.P. and the merger agreement with an affiliate of Icahn Enterprises L.P., respectively, numerous stockholder lawsuits and one stockholder derivative lawsuit previously filed in the District Courts of Harris County, Texas, the Southern District of Texas, and the Court of Chancery of the State of Delaware were dismissed. In July 2011, the Harris County District Court granted the motion of the plaintiff’s lead class counsel for an award of attorney’s fees and expenses in the amount of approximately $2 million. We have appealed the decision.

Gas Index Pricing Litigation.  We, several of our affiliates, our former joint venture affiliate and other energy companies were named as defendants in numerous lawsuits in state and federal court claiming damages resulting from alleged price manipulation and false reporting of natural gas prices to various index publications in the 2000-2002 timeframe. Many of the cases have been resolved. All of the remaining cases contain similar claims that individually, and in conjunction with other energy companies, we engaged in an illegal scheme to inflate natural gas prices in four states by providing false information to natural gas index publications. In November 2009, following defendants’ motion for reconsideration, the court invited defendants to renew their motions for summary judgment on preemption of plaintiffs’ state law claims, which were filed shortly thereafter. Plaintiffs concurrently moved to amend their complaints to add federal claims. In October 2010, the court denied plaintiffs’ motion to amend.

On July 18, 2011, the Court granted defendants’ motions for summary judgment, thereby dismissing all of plaintiffs’ state law claims. Plaintiffs have appealed the decision to the Ninth Circuit Court of Appeals.

Plaintiff in one of the pending actions, Multiut Corporation v. Dynegy Inc. et al, had previously filed similar claims under federal law, which are not subject to the Court’s July 18, 2011 order. Multiut Corporation is presently proceeding before the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division having petitioned for Chapter 11 protection in May 2009. In April 2011, the bankruptcy court denied confirmation of Multiut’s proposed plan of reorganization and entered an order converting the case under Chapter 7 of the bankruptcy code and appointed a Trustee to oversee the liquidation of Multiut’s assets, one of which is Multiut’s claim against us in the gas index litigation. We settled Multiut’s claim with the Trustee and it was dismissed.

Illinova Generating Company Arbitration.  In May 2007, our subsidiary Illinova Generating Company (“IGC”) received an adverse award in an arbitration brought by Ponderosa Pine Energy, LLC (“PPE”). The award required IGC to pay PPE $17 million, which IGC paid in June 2007 under protest while simultaneously seeking to vacate the award in the District Court of Dallas County, Texas. In March 2010, the Dallas District Court vacated the award, finding that one of the arbitrators had exhibited evident partiality. PPE is appealing that decision to the Fifth District Court of Appeals in Dallas, Texas. Coincident with the appeal, IGC filed a claim against PPE seeking recovery of the $17 million plus interest. In September 2010, the Dallas District Court ordered PPE to deposit the $17 million principal in an interest-bearing escrow account jointly owned by IGC and PPE pending the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 23—Commitments and Contingencies (Continued)

Dallas Court of Appeals decision, which has not yet been issued. As a result of the uncertainty surrounding the outcome of PPE’s appeal, our receivable from PPE is fully reserved at December 31, 2011.

Other Commitments and Contingencies

In conducting our operations, we have routinely entered into long-term commodity purchase and sale commitments, as well as agreements that commit future cash flow to the lease or acquisition of assets used in our businesses. These commitments have been typically associated with commodity supply arrangements, capital projects, reservation charges associated with firm transmission, transportation, storage and leases for office space, equipment, plant sites, power generation assets and LPG vessel charters. The following describes the more significant commitments outstanding at December 31, 2011.

Coal Commitments.  At December 31, 2011, we had contracts in place to supply coal to various of our generation facilities with minimum commitments of $441 million. Obligations related to the purchase of coal were $433 million through 2015, and obligations related to the transportation were $8 million through 2013.

Consent Decree.  In 2005, we settled a lawsuit filed by the EPA and the United States Department of Justice in the U.S. District Court for the Southern District of Illinois that alleged violations of the Clean Air Act and related federal and Illinois regulations concerning certain maintenance, repair and replacement activities at our Baldwin generating station. A consent decree (the “Consent Decree”) was finalized in July 2005. Among other provisions of the Consent Decree, we are required to not operate certain of our power generating facilities after specified dates unless certain emission control equipment is installed. As of December 31, 2011, only Baldwin Unit 2 has material Consent Decree work yet to be performed, which is scheduled to be completed by the end of 2012. We have spent approximately $872 million through December 31, 2011 related to these Consent Decree projects.

Blackstone Merger Agreement.  On August 13, 2010, we entered into the Blackstone Merger Agreement with an affiliate of Blackstone, pursuant to which we would be acquired and our stockholders would receive $4.50 per share in cash. On November 16, 2010, the agreement was amended to increase the merger consideration to $5.00 per share in cash. The Blackstone Merger Agreement was not approved by our stockholders at a special stockholders’ meeting on November 23, 2010 and was subsequently terminated by the parties in accordance with the terms of the agreement. The Blackstone Merger Agreement requires us to pay Blackstone a termination fee in the amount of approximately $16 million in the event that within 18 months of November 23, 2010, we consummate an alternative transaction having an aggregate value of more than $4.50 per share.

Icahn Merger Agreement.  On December 15, 2010, our Board of Directors unanimously approved us entering into the Icahn Merger Agreement with an affiliate of Icahn. In connection with the Icahn Merger Agreement, Icahn launched the Tender Offer on December 22, 2010 for all of the issued and outstanding shares of common stock at $5.50 per share. At the expiration of the Tender Offer on February 18, 2011, an insufficient number of shares had been tendered in response to the Tender Offer, and as a result the Icahn Merger Agreement automatically terminated. In connection with the termination, we paid $5 million to Icahn with respect to expenses incurred by Icahn related to the Icahn Merger Agreement in February 2011, and may be required to pay additional fees of $11 million in the event that within 18 months of February 18, 2011, we consummate an alternative transaction having an aggregate value of more than $5.50 per share.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 23—Commitments and Contingencies (Continued)

Vermilion and Baldwin Groundwater.  We have implemented groundwater monitoring plans for the Coal Combustion Residuals (“CCR”) surface impoundment at our Baldwin facility and for two CCR surface impoundments at our Vermilion facility in response to a request by the Illinois EPA. Groundwater monitoring results indicate that these CCR surface impoundments impact onsite groundwater at these sites. We have agreed to submit to the Illinois EPA by April 1, 2012 a proposed corrective action plan for these CCR surface impoundments at the Vermilion facility. At this time we cannot reasonably estimate the costs of corrective action that ultimately may be required at Vermilion. At the request of the Illinois EPA, we have initiated an investigation at the Baldwin facility to determine if the facility’s CCR surface impoundment impacts offsite groundwater. If offsite groundwater impacts are identified and remediation measures are necessary in the future, we may incur significant costs that could have a material adverse effect on our financial condition and cash flows. At this time we cannot reasonably estimate the costs of corrective action that ultimately may be required at Baldwin.

Other Minimum Commitments.  Minimum commitments in connection with office space, equipment, plant sites and other leased assets at December 31, 2011, were as follows: 2012—$2 million, 2013—$3 million, 2014—$2 million, 2015—$2 million, 2016—$2 million and beyond—$10 million.

Rental payments made under the terms of these arrangements totaled $11 million, $107 million and $154 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Guarantees and Indemnifications

In the ordinary course of business, we routinely enter into contractual agreements that contain various representations, warranties, indemnifications and guarantees. Examples of such agreements include, but are not limited to, service agreements, equipment purchase agreements, engineering and technical service agreements, asset sales and procurement and construction contracts. Some agreements contain indemnities that cover the other party’s negligence or limit the other party’s liability with respect to third party claims, in which event we will effectively be indemnifying the other party. Virtually all such agreements contain representations or warranties that are covered by indemnifications against the losses incurred by the other parties in the event such representations and warranties are false. While there is always the possibility of a loss related to such representations, warranties, indemnifications and guarantees in our contractual agreements, and such loss could be significant, in most cases management considers the probability of loss to be remote. Related to the indemnifications discussed below, we have accrued less than $1 million as of December 31, 2011.

LS Power Indemnities.  In connection with the LS Power Transactions we agreed in the purchase and sale agreement to indemnify LS Power against claims regarding any breaches in our representations and warranties and certain other potential liabilities. Claims for indemnification shall survive until twelve months subsequent to closing with exceptions for tax claims, which shall survive for the applicable statute of limitations plus 30 days, and certain other representations and potential liabilities, which shall survive indefinitely. The indemnifications provided to LS Power are limited to $1.3 billion in total; however, several categories of indemnifications are not available to LS Power until the liabilities incurred in the aggregate are equal to or exceed $15 million and are capped at a maximum of $100 million. Further, the purchase and sale agreement provides in part that we may not reduce or avoid liability for a valid claim based on a claim of contribution. In addition to the above indemnities related to the LS Power Transactions, we have agreed to indemnify LS Power against

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 23—Commitments and Contingencies (Continued)

claims related to the Riverside/Foothills Project for certain aspects of the project. Namely, LS Power has been indemnified for any disputes that arise as to ownership, transfer of bonds related to the project, and any failure by us to obtain approval for the transfer of the payment in-lieu of taxes program already in place. The indemnities related solely to the Riverside/Foothills Project are capped at a maximum of $180 million and extend until the earlier of the expiration of the tax agreement or December 26, 2026. At this time, we have incurred no significant expenses under these indemnities. Please read Note 5—Dispositions, Contract Terminations and Discontinued Operations—Dispositions and Contract Terminations—LS Power Transactions for further discussion.

West Coast Power Indemnities.  In connection with the sale of our 50 percent interest in West Coast Power to NRG on March 31, 2006, an agreement was executed to allocate responsibility for managing certain litigation and provide for certain indemnities with respect to such litigation. The indemnification agreement in relevant part provides that NRG assumes responsibility for all defense costs and any risk of loss, subject to certain conditions and limitations, arising from a February 2002 complaint filed at FERC by the California Public Utilities Commission alleging that several parties, including West Cost Power subsidiaries, overcharged the State of California for wholesale power. FERC found the rates charged by wholesale suppliers to be just and reasonable; however, this matter was appealed and ultimately remanded back to FERC for further review. On May 24, 2011 and May 26, 2011, FERC issued two orders in these dockets. The first order denied the request of the California Parties for consolidation of various dockets and denied their request for summary disposition on market manipulation issues. The second order addressed treatment of settled parties and the scope of hearing issues in the ongoing proceedings.

Targa Indemnities.  During 2005, as part of our sale of our midstream business (“DMSLP”), we agreed to indemnify Targa Resources, Inc. (“Targa”) against losses it may incur under indemnifications DMSLP provided to purchasers of certain assets, properties and businesses disposed of by DMSLP prior to our sale of DMSLP. We have incurred no material expense under these prior indemnities. We have recorded an accrual of less than $1 million for remediation of groundwater contamination at the Breckenridge Gas Processing Plant sold by DMSLP in 2001. The indemnification provided by DMSLP to the purchaser of the plant has a limit of $5 million.

Illinois Power Indemnities.  We have indemnified third parties against losses resulting from possible adverse regulatory actions taken by the ICC that could prevent Illinois Power from recovering costs incurred in connection with purchased natural gas and investments in specified items. Although there is no absolute limitation on our liability under this indemnity, the amount of the indemnity is limited to 50 percent of any such losses. We have made certain payments in respect of these indemnities following regulatory action by the ICC, and have established reserves for further potential indemnity claims. Further events, which fall within the scope of the indemnity, may still occur. However, we are not required to accrue a liability in connection with these indemnifications, as management cannot reasonably estimate a range of outcomes or at this time considers the probability of an adverse outcome as only reasonably possible. We intend to contest any proposed regulatory actions.

VLGC Guarantee.  A subsidiary of DH is party to two charter party agreements relating to VLGCs previously utilized in our former global liquids business. The aggregate minimum base commitments of the charter party agreements are approximately $18 million for 2012, and approximately $23 million in aggregate for the period from 2013 through lease expiration. The charter party rates payable under the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 23—Commitments and Contingencies (Continued)

two charter party agreements float in accordance with market based rates for similar shipping services. The $18 million and $23 million amounts set forth above are based on the minimum obligations set forth in the two charter party agreements. The primary term of one charter is through September 2013 while the primary term of the second charter is through September 2014. On January 1, 2003, both VLGCs were sub-chartered to a wholly-owned subsidiary of Transammonia Inc. The terms of the sub-charters are identical to the terms of the original charter agreements. To date, the subsidiary of Transammonia has complied with the terms of the sub-charter agreements. We have guaranteed the obligation of the DH subsidiary related to the charter agreements.

Other Indemnities.  We entered into indemnifications regarding environmental, tax, employee and other representations when completing asset sales such as, but not limited to, the Rolling Hills, Calcasieu, CoGen Lyondell and Heard County power generating facilities. As of December 31, 2011, no claims have been made against these indemnities. There is no limitation on our liability under certain of these indemnities. However, management is unaware of any existing claims.

Note 24—Capital Stock

At December 31, 2011, we had authorized capital stock consisting of 420,000,000 shares of common stock, $0.01 par value per share, and 20,000,000 of preferred stock, $0.01 per value per share. As of December 31, 2011, there were no shares of preferred stock issued or outstanding.

Preferred Stock.  We have authorized preferred stock consisting of 20,000,000 shares, $0.01 par value. Our preferred stock may be issued from time to time in one or more series, the shares of each series to have such designations and powers, preferences, rights, qualifications, limitations and restrictions thereof as specified by our Board of Directors.

Common Stock.  At December 31, 2011, there were 123,585,877 shares of our common stock issued in the aggregate and 731,407 shares were held in treasury. During 2011 and 2010, no quarterly cash dividends were paid by us.

On May 25, 2010, we effected a reverse stock split of our outstanding common stock at a ratio of 1-for-5 and proportionately decreased the number of authorized shares of our capital stock. All prior periods have been adjusted to reflect the reverse stock split. As a result, our authorized capital decreased from 2,100,000,000 shares of common stock to 420,000,000 shares of common stock and our issued and outstanding shares of common stock decreased on May 25, 2010 from 605,192,308 shares of common stock to 121,032,255 shares of common stock.

In 2007, we established two classes of common shares, Class A and Class B. All of our outstanding Class B common stock was owned by the LS Power. On November 30, 2009, as part of the LS Power Transactions, we purchased 245 million shares of Dynegy’s Class B common stock. The remaining 95 million shares of our Class B common stock then held by LS Power were converted to our Class A common shares. As a result of the LS Power Transactions, there are currently no outstanding Class B common shares.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 24—Capital Stock (Continued)

Common stock activity for the three years ended December 31, 2011 was as follows:

	Class A Common Stock		Class B Common Stock held by LS Power
	Shares	Amount	Shares	Amount
	(in millions)
December 31, 2008	101	$1	68	$1
401(k) plan and profit sharing	1	—	—	—
LS Power Transactions:
Conversion of LS Power Class B shares to Class A shares	19	—	(19)	—
Retirement of Class B shares	—	—	(49)	(1)
December 31, 2009	121	$1	—	$—
401(k) plan and profit sharing	1	—	—	—
December 31, 2010	122	$1	—	$—
Options exercised	1	—	—	—
401(k) plan and profit sharing	1	—	—	—
December 31, 2011	124	$1	—	$—

Treasury Stock.  During 2011, 2010 and 2009, common shares purchased into treasury totaled 103,393 shares, 70,337 shares and 44,019 shares, respectively. All of the purchases were related to shares withheld to satisfy income tax withholding requirements in connection with forfeitures of restricted stock awards.

As a result of the reverse stock split, the number of common stock shares held as treasury stock at May 25, 2010 decreased from 3,137,959 shares to 627,591 shares.

Stock Award Plans.  We have four stock award plans, all of which provided for the issuance of authorized shares of our common stock. Restricted stock awards and option grants were issued under the plans. Each option granted is exercisable at a strike price, which ranges from $4.03 per share to $48.35 per share for options currently outstanding. A brief description of each plan is provided below:

•                  Dynegy 2000 LTIP.  This annual compensation plan, created for all employees upon Illinova’s merger with us, provided for the issuance of 2,000,000 authorized shares through June 2009. Grants from this plan vest in equal annual installments over a three-year period, and options will expire ten years from the date of the grant.

•                  Dynegy 2001 Non-Executive LTIP.  This plan is a broad-based plan and provides for the issuance of 2,000,000 authorized shares through September 2011. Grants from this plan vest in equal annual installments over a three-year period, and options will expire no later than ten years from the date of the grant. This plan was frozen as to issuance of new awards.

•                  Dynegy 2002 LTIP.  This annual compensation plan provided for the issuance of 2,000,000 authorized shares through May 2012. Grants from this plan vest in equal annual installments over a three-year period, and options will expire no later than ten years from the date of the grant. Following the approval of the Dynegy 2010 LTIP, this plan was frozen as to issuance of new awards.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 24—Capital Stock (Continued)

•                  Dynegy 2010 LTIP.  This plan is a broad-based plan and provides for the issuance of 3,700,000 authorized shares through May 2020. Any performance-based stock awards, stock units and other “full-value awards” will generally be subject to a performance period of at least one year and if not performance-based generally subject to a restriction period of at least three years (ratable or cliff vesting). Any options granted under the plan will expire no later than ten years from the date of the grant.

All options granted under our option plans cease vesting for employees who are terminated for cause. For severance eligible terminations, as defined under the applicable severance pay plan, disability, retirement or death, continued vesting and/or an extended period in which to exercise vested options may apply, dependent upon the terms of the grant agreement applying to a specific grant that was awarded. It has been our practice to issue shares of common stock upon exercise of stock options generally from previously unissued shares. Options awarded to our executive officers and others who participate in our Executive Change in Control Severance Pay Plan vest immediately upon the occurrence of a change in control.

Compensation expense related to options granted and restricted stock awarded totaled $6 million, $6 million and $11 million for the years ended December 31, 2011, 2010 and 2009, respectively. We recognize compensation expense ratably over the vesting period of the respective awards. Tax benefits for compensation expense related to options granted and restricted stock awarded totaled $2 million, $2 million and $4 million for the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011, $10 million of total unrecognized compensation expense related to options granted and restricted stock awarded is expected to be recognized over a weighted-average period of 3.1 years. The total fair value of shares vested was $5 million, $14 million and $12 million for the years ended December 31, 2011, 2010 and 2009, respectively. We did not capitalize or use cash to settle any share-based compensation in the years ended December 31, 2011, 2010 or 2009, other than as described above.

Cash received from option exercises for the years ended December 31, 2011, 2010 and 2009 was $3 million, zero and zero, respectively, and the tax benefit realized for the additional tax deduction from share-based payment awards totaled zero for all years presented. The total intrinsic value of options exercised and released for the years ended December 31, 2011, 2010 and 2009 was $2 million, $2 million, and $1 million, respectively.

In 2010 and 2009, we granted stock-based compensation awards to certain of our employees that cliff vest after three years based partly on the achievement of certain targets for our stock price for February 2012 and 2013, respectively, and partly on the achievement of certain earnings targets. A net compensation expense (benefit) of $(6) million, $5 million and $(1) million was recorded during the years ended December 31, 2011, 2010 and 2009, respectively. The benefits in 2011 and 2009 were due to the change in fair value of our outstanding awards reflecting market conditions. The liability for these awards is accrued in Other long-term liabilities in our consolidated balance sheets.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 24—Capital Stock (Continued)

Stock option activity for the years ended December 31, 2011, 2010 and 2009 was as follows:

	Year Ended December 31,
	2011		2010		2009
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
	(options in thousands)
Outstanding at beginning of period	3,286	$23.04	2,808	$34.41	1,711	$60.12
Granted	3,795	$8.04	668	$7.20	1,267	$5.65
Exercised	(613)	$5.65	(11)	$5.65	(4)	$5.65
Forfeited	(222)	$6.68	—	$—	(11)	$41.53
Expired	(494)	$61.06	(179)	$143.12	(155)	$83.50
Outstanding at end of period	5,752	$12.36	3,286	$23.04	2,808	$34.41
Vested and unvested expected to vest	5,752	$12.36	3,286	$23.04	2,808	$34.41
Exercisable at end of period	1,751	$22.44	1,700	$36.92	1,243	$61.48

	Year Ended December 31, 2011
	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at end of period	7.28	$—
Vested and unvested expected to vest	7.28	$—
Exercisable at end of period	2.39	$—

During the three-year period ended December 31, 2011, we did not grant any options at an exercise price less than the market price on the date of grant.

Options outstanding as of December 31, 2011 are summarized below:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options Outstanding at December 31, 2011	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable at December 31, 2011	Weighted Average Exercise Price
	(options in thousands)
$4.03 - $5.65	477	5.33	$5.48	326	$5.65
$6.25	610	9.53	$6.25	—	$—
$6.50	825	9.54	$6.50	—	$—
$7.20	506	4.11	$7.20	401	$7.20
$8.00	990	9.54	$8.00	—	$—
$8.85	18	1.10	$8.85	18	$8.85
$10.00	1,320	9.54	$10.00	—	$—
$10.35 - $24.40	487	0.72	$24.13	487	$24.13
$37.40	223	3.21	$37.40	223	$37.40
$48.35	296	1.56	$48.35	296	$48.35
	5,752			1,751

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 24—Capital Stock (Continued)

On May 25, 2010, we effected a reverse stock split of our outstanding common stock at a ratio of 1-for-5 and proportionately decreased the number of authorized shares of our capital stock and all prior periods have been adjusted to reflect the reverse stock split.

For stock options, we determine the fair value of each stock option at the grant date using a Black-Scholes model, with the following weighted-average assumptions used for grants.

	Year Ended December 31,
	2011	2010	2009
Dividends	—	—	—
Expected volatility (historical)	65.57%	62.45%	61.04%
Risk-free interest rate	2.187%	2.865%	2.834%
Expected option life	6 Years	6 Years	6 Years

The expected volatility was calculated based on a six-year historical volatility of our common stock price for the years ended December 31, 2011, 2010 and 2009, respectively. The risk-free interest rate was calculated based upon observed interest rates appropriate for the term of our employee stock options. Currently, we calculate the expected option life using the simplified methodology suggested by authoritative guidance issued by the SEC. For restricted stock awards, we consider the fair value to be the closing price of the stock on the grant date. We recognize the fair value of our share-based payments over the vesting periods of the awards, which is typically a three-year service period.

The weighted average grant-date fair value of options granted during the years ended December 31, 2011, 2010 and 2009 was $3.36, $4.25 and $3.30, respectively.

Restricted stock activity for the three years ended December 31, 2011 was as follows:

	Year Ended December 31,
	2011	2011 Weighted Average Grant Date Fair Value	2010	2009
	(restricted stock shares in thousands)
Outstanding at beginning of period	497	$14.62	352	509
Granted	—	$—	378	—
Vested	(318)	$18.63	(230)	(138)
Forfeited	(93)	$7.82	(3)	(19)
Outstanding at end of period	86	$7.20	497	352

All restricted stock awards to employees vest immediately upon the occurrence of a change in control in accordance with the terms of the applicable Change in Control Severance Pay Plan.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 25—Employee Compensation, Savings and Pension Plans

We sponsor and administer defined benefit plans and defined contribution plans for the benefit of our employees and the employees of DH. We also provide other post retirement benefits to retirees who meet age and service requirements. The following summarizes these plans:

Short-Term Incentive Plan.  We maintain a discretionary incentive compensation plan to provide employees with rewards for the achievement of corporate goals and individual, professional accomplishments. Specific awards are determined by the Compensation and Human Resources Committee of the Board of Directors and are based on predetermined goals and objectives generally established at the start of each performance year.

Phantom Stock Plan.  In 2011, 2010 and 2009, we issued phantom stock units under our 2009 Phantom Stock Plan. Units awarded under this plan are long term incentive awards that grant the participant the right to receive a cash payment based on the fair market value of our stock on the vesting date of the award. Effective July 8, 2011, stock appreciation rights, which are awards that entitle the holder to a cash payment equal to the difference between the fair market value of a share of stock at the time of exercise and the award’s exercise price, also may be awarded under the plan. As these awards must be settled in cash, we account for them as liabilities, with changes in the fair value of the liability recognized as expense in our consolidated statements of operations. Expense recognized in connection with these awards was $4 million, $7 million and $12 million for the years ended December 31, 2011, 2010 and 2009, respectively.

401(k) Savings Plans.  For the years ended December 31, 2011, 2010 and 2009, our employees participated in four 401(k) savings plans, all of which meet the requirements of Section 401(k) of the Internal Revenue Code and are defined contribution plans subject to the provisions of ERISA. The following summarizes the plans:

•                  Dynegy Inc. 401(k) Savings Plan.  This plan and the related trust fund are established and maintained for the exclusive benefit of participating employees in the United States. Generally, all employees of designated Dynegy subsidiaries are eligible to participate in the plan. Employee pre-tax and Roth contributions to the plan are matched by the company at 100 percent, up to a maximum of five percent of base pay, subject to IRS limitations. Generally, vesting in company contributions is based on years of service with 50 percent vesting per full year of service. The Plan also allows for a discretionary contribution to eligible employee accounts for each plan year, subject to the sole discretion of the Compensation and Human Resources Committee of the Board of Directors. Matching and discretionary contributions, if any, are allocated in the form of units in the Dynegy common stock fund. However, effective as of the first payroll period on or after January 1, 2012, the matching contributions to the plan are being made in cash rather than our Common Stock and are no longer being automatically invested as units in the Dynegy common stock fund. Matching contributions may be invested according to the employee’s investment discretion. During the years ended December 31, 2011, 2010 and 2009, we issued approximately 0.6 million, 0.4 million and 0.4 million shares, respectively, of our Class A common stock in the form of matching contributions to fund the plan. No discretionary contributions were made for any of the years in the three-year period ended December 31, 2011.

•                  Dynegy Midwest Generation, LLC 401(K) Savings Plan (formerly the Illinois Power Company Incentive Savings Plan) and Dynegy Midwest Generation, LLC 401(K) Savings Plan for Employees Covered Under a Collective Bargaining Agreement (formerly the Illinois Power Company Incentive

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 25—Employee Compensation, Savings and Pension Plans (Continued)

Savings Plan for Employees Covered Under A Collective Bargaining Agreement).  We match 50 percent of employee pre-tax and Roth contributions to the plans, up to a maximum of six percent of base pay, subject to IRS limitations. However, for non-union employees participating in the Dynegy Midwest Generation, LLC 401(k) Savings Plan, benefits were frozen as of December 31, 2011, with all contributions stopping after that date. Effective January 1, 2012, such participants instead became eligible to participate in the Dynegy Inc. 401(k) Savings Plan (assuming all applicable eligibility criteria are met). Employees are immediately 100 percent vested in all contributions. The Plan also provides for an annual discretionary contribution to eligible employee accounts for a plan year, subject to the sole discretion of the Compensation and Human Resources Committee of the Board of Directors. Matching contributions and discretionary contributions, if any, to the plans are initially allocated in the form of units in the Dynegy common stock fund. However, effective as of the first payroll period on or after January 1, 2012, the matching contributions to the plan are being made in cash rather than our Common Stock and are no longer being automatically invested as units in the Dynegy common stock fund. Matching contributions may be invested according to the employee’s investment discretion. During the years ended December 31, 2011, 2010 and 2009, we issued 0.2 million, 0.2 million and 0.1 million shares, respectively, of our Class A common stock in the form of matching contributions to the plans. No discretionary contributions were made for any of the years in the three-year period ended December 31, 2011.

•                  Dynegy Northeast Generation, Inc. Savings Incentive Plan.  Under this plan we match 50 percent of employee pre-tax contributions up to six percent of base pay for union employees and 50 percent of employee contributions up to eight percent of base pay for non-union employees, in each case subject to IRS limitations. However, for non-union employees participating in the Dynegy Northeast Generation, Inc. Savings Incentive Plan, benefits were frozen as of December 31, 2011, with all contributions stopping after that date. Effective January 1, 2012, such participants instead became eligible to participate in the Dynegy Inc. 401(k) Savings Plan (assuming all applicable eligibility criteria are met). Employees are immediately 100 percent vested in our contributions. Matching contributions to this plan are made in cash and invested according to the employee’s investment discretion.

During the years ended December 31, 2011, 2010 and 2009, we recognized aggregate costs related to these employee compensation plans of $4 million, $5 million and $5 million, respectively.

Pension and Other Post-Retirement Benefits

We have various defined benefit pension plans and post-retirement benefit plans. Generally, all employees participate in the pension plans (subject to the plans eligibility requirements), but only some of our employees participate in the other post-retirement medical and life insurance benefit plans. Our pension plans are in the form of cash balance plans and more traditional career average or final average pay formula plans.

Restoration Plans.  In 2008, we adopted the Dynegy Inc. Restoration 401(k) Savings Plan, or the Restoration 401(k) Plan, and the Dynegy Inc. Restoration Pension Plan, or the Restoration Pension Plan, two nonqualified plans that supplement or restore benefits lost by certain of our highly compensated employees under the qualified plans as a result of Internal Revenue Code limitations that apply to the qualified plans. The Restoration 401(k) Plan is intended to supplement benefits under

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 25—Employee Compensation, Savings and Pension Plans (Continued)

certain of the 401(k) plans, and the Restoration Pension Plan is intended to supplement benefits under certain of the pension plans. Employees who are eligible employees under the related qualified plans and earn in excess of certain of the qualified plan limits are eligible to participate in the restoration plans. The definitions of plan pay under the restoration plans, as well as the vesting rules, mirror those under the related qualified plans. Benefits under the restoration plans are paid as a lump sum. However, effective for periods on and after January 1, 2012, participation in and benefit accruals under these plans were frozen.

Obligations and Funded Status.  The following tables contain information about the obligations and funded status of these plans on a combined basis:

	Pension Benefits		Other Benefits
	2011	2010	2011	2010
	(in millions)
Projected benefit obligation, beginning of the year	$272	$242	$69	$65
Service cost	12	11	3	3
Interest cost	14	14	4	4
Actuarial (gain) loss	14	13	7	(1)
Benefits paid	(12)	(8)	(2)	(2)
Plan change	(9)	—	—	—
Curtailment gain	—	—	(19)	—
Deconsolidation of DH	(1)	—	(19)	—
Projected benefit obligation, end of the year	$290	$272	$43	$69
Fair value of plan assets, beginning of the year	$221	$186	$—	$—
Actual return on plan assets	14	25	—	—
Employer contributions	13	18	2	2
Benefits paid	(12)	(8)	(2)	(2)
Deconsolidation of DH	(1)	—	—	—
Fair value of plan assets, end of the year	$235	$221	$—	$—
Funded status	$(55)	$(51)	$(43)	$(69)

The accumulated benefit obligation for all defined benefit pension plans was $274 million and $243 million at December 31, 2011 and 2010, respectively. The following summarizes information for our defined benefit pension plans, all of which have an accumulated benefit obligation in excess of plan assets at December 31, 2011:

	December 31,
	2011	2010
	(in millions)
Projected benefit obligation	$290	$272
Accumulated benefit obligation	274	243
Fair value of plan assets	235	221

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 25—Employee Compensation, Savings and Pension Plans (Continued)

Pre-tax amounts recognized in Accumulated other comprehensive loss consist of:

	Year Ended December 31,
	2011		2010
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits
	(in millions)
Prior service cost	$(6)	$(1)	$4	$(1)
Actuarial loss	92	1	80	9
Net losses recognized	$86	$—	$84	$8

Amounts recognized in the consolidated balance sheets consist of:

	Year Ended December 31,
	2011		2010
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits
	(in millions)
Current liabilities	$—	$(1)	$—	$(2)
Noncurrent liabilities	(56)	(41)	(51)	(67)
Net amount recognized	$(56)	$(42)	$(51)	$(69)

The estimated net actuarial loss and prior service cost that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost during the year ended December 31, 2012 for the defined benefit pension plans are $6 million and less than $1 million, respectively. The estimated net actuarial loss and prior service cost that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost during the year ended December 31, 2012 for other postretirement benefit plans are both zero. The amortization of prior service cost is determined using a straight line amortization of the cost over the average remaining service period of employees expected to receive benefits under the Plan.

Components of Net Periodic Benefit Cost.  The components of net periodic benefit cost were:

	Pension Benefits			Other Benefits
	2011	2010	2009	2011	2010	2009
	(in millions)
Service cost benefits earned during period	$12	$11	$12	$3	$3	$3
Interest cost on projected benefit obligation	14	14	13	4	4	3
Expected return on plan assets	(17)	(16)	(14)	—	—	—
Amortization of prior service costs	1	—	—	—	—	—
Recognized net actuarial loss	5	5	4	—	—	1
Curtailment gain	—	—	—	(4)	—	—
Total net periodic benefit cost	$15	$14	$15	$3	$7	$7

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 25—Employee Compensation, Savings and Pension Plans (Continued)

Assumptions.  The following weighted average assumptions were used to determine benefit obligations:

	Pension Benefits		Other Benefits
	December 31,		December 31,
	2011	2010	2011	2010
Discount rate(1)	4.80%	5.49%	4.93%	5.61%
Rate of compensation increase	2.00% - 4.00%	4.00% - 5.00%	N/A	4.50%

(1)                                 We utilized a yield curve approach to determine the discount. Projected benefit payments for the plans were matched against the discount rates in the yield curve.

The following weighted average assumptions were used to determine net periodic benefit cost:

				Other Benefits
	Pension Benefits			Year Ended
	Year Ended December 31,			December 31,
	2011	2010	2009	2011	2010	2009
Discount rate	5.49%	5.86%	6.12%	5.61%	5.92%	5.93%
Expected return on plan assets	8.00%	8.00%	8.25%	N/A	N/A	N/A
Rate of compensation increase	3.00% - 4.00%	2.50% - 3.50%	3.00% - 4.50%	N/A	4.50%	4.50%

Our expected long-term rate of return on plan assets for the year ended December 31, 2012 will be 7 percent. This figure begins with a blend of asset class-level returns developed under a theoretical global capital asset pricing model methodology conducted by an outside consultant. In development of this figure, the historical relationships between equities and fixed income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long-term. Current market factors such as inflation and interest rates are also incorporated in the assumptions. This figure gives consideration towards the plan’s use of active management and favorable past experience. It is also net of plan expenses.

The following summarizes our assumed health care cost trend rates:

	December 31,
	2011	2010
Health care cost trend rate assumed for next year	8.00%	8.00%
Ultimate trend rate	4.50%	5.00%
Year that the rate reaches the ultimate trend rate	2019	2016

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 25—Employee Compensation, Savings and Pension Plans (Continued)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The impact of a one percent increase/decrease in assumed health care cost trend rates is as follows:

	Increase	Decrease
	(in millions)
Aggregate impact on service cost and interest cost	$1	$(1)
Impact on accumulated post-retirement benefit obligation	$7	$(6)

Plan Assets.  We employ a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks as well as growth, value, and small and large capitalizations. The target allocations for plan assets are thirty-five percent fixed income securities, forty percent U.S. equity securities, five percent non-U.S. equity securities, and twenty percent global equity securities.

Derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investment. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, periodic asset/liability studies, and annual liability measurements.

The following table sets forth by level within the fair value hierarchy assets that were accounted for at fair value related to our pension plans. These assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
	(in millions)
Equity securities:
U.S. companies (1)	$—	$97	$—	$97
Non-U.S. companies (2)	—	10	—	10
International (3)	—	44	—	44
Fixed income securities (4)	43	41	—	84
Total	$43	$192	$—	$235

(1)         This category comprises a domestic common collective trust not actively managed that tracks the Dow Jones total U.S. stock market.

(2)         This category comprises a common collective trust not actively managed that tracks the MSCI All Country World Ex-U.S. Index.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 25—Employee Compensation, Savings and Pension Plans (Continued)

(3)         This category comprises actively managed common collective trusts that hold U.S. and foreign equities. These trusts track the MSCI World Index.

(4)         This category includes a mutual fund and a trust that invest primarily in investment grade corporate bonds.

Contributions and Payments.  During the year ended December 31, 2011, we contributed approximately $12 million to our pension plans and $2 million to our other post-retirement benefit plans. In 2012, we expect to contribute approximately $20 million to our pension plans and zero to our other postretirement benefit plans.

Our expected benefit payments for future services for our pension and other postretirement benefits are as follows:

	Pension Benefits	Other Benefits
	(in millions)
2012	$14	$1
2013	14	1
2014	13	2
2015	13	2
2016	14	2
2017 - 2021	90	12

Note 26—Segment Information

As reflected in this report, we have changed our reportable segments. Prior to this report, we reported results for the following segments: (i) GEN-MW, (ii) GEN-WE and (iii) GEN-NE. Beginning with the third quarter 2011, as a result of the Reorganization, our reportable segments are: (i) Coal, (ii) Gas and (iii) DNE. Accordingly, we have recast the corresponding items of segment information for all prior periods. Our consolidated financial results also reflect corporate-level expenses such as interest and depreciation and amortization. General and administrative expenses are allocated to each reportable segment. Additionally, effective November 7, 2011, DH, including our Gas and DNE segments, was deconsolidated and we began accounting for our investment in DH using the equity method of accounting.

During 2011, one customer in Coal, one customer in Gas and one customer in DNE accounted for approximately 41 percent, 20 percent and 16 percent of our consolidated revenues, respectively. During 2010, one customer in Coal, one customer in Gas and one customer related to both DNE and Gas accounted for approximately 30 percent, 13 percent and 15 percent of our consolidated revenues, respectively. During 2009, one customer in Coal, one customer in Gas and one customer related to both DNE and Gas accounted for approximately 19 percent, 11 percent and 12 percent of our consolidated revenues, respectively.

Reportable segment information, including intercompany transactions accounted for at prevailing market rates, for the years ended December 31, 2011, 2010 and 2009 is presented below.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 26—Segment Information (Continued)

Segment Data as of and for the Year Ended December 31, 2011

(in millions)

	Coal	Gas	DNE	Other and Eliminations	Total
Total revenues	$658	$828	$101	$(2)	$1,585
Depreciation and amortization	$(206)	$(114)	$—	$(5)	$(325)
Impairment and other charges	—	—	(2)	(4)	(6)
General and administrative expense	(45)	(49)	(9)	(32)	(135)
Operating loss	$(101)	$(19)	$(70)	$(46)	$(236)
Loss on deconsolidation	—	—	—	(1,657)	(1,657)
Other items, net	1	1	—	(8)	(6)
Interest expense					(357)
Debt extinguishment costs					(21)
Loss from continuing operations before income taxes					(2,277)
Income tax benefit					632
Net loss					$(1,645)
Identifiable assets (domestic)	$4,079	$—	$—	$48	$4,127
Capital expenditures	$(184)	$(57)	$(1)	$—	$(242)

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 26—Segment Information (Continued)

Segment Data as of and for the Year Ended December 31, 2010

(in millions)

	Coal	Gas	DNE	Other and Eliminations	Total
Total revenues	$836	$1,223	$264	$—	$2,323
Depreciation and amortization	$(256)	$(135)	$5	$(6)	$(392)
Impairment and other charges	(4)	(136)	(2)	(6)	(148)
General and administrative expense	(52)	(69)	(15)	(27)	(163)
Operating income (loss)	$(6)	$23	$11	$(39)	$(11)
Losses from unconsolidated investments	—	—	—	(62)	(62)
Other items, net	—	2	—	2	4
Interest expense					(363)
Loss from continuing operations before income taxes					(432)
Income tax benefit					197
Loss from continuing operations					$(235)
Income from discontinued operations, net of income taxes					1
Net loss					$(234)
Identifiable assets (domestic)	$4,375	$3,655	$549	$1,434	$10,013
Capital expenditures and investments in unconsolidated affiliates	$(274)	$(50)	$(3)	$(21)	$(348)

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 26—Segment Information (Continued)

Segment Data as of and for the Year Ended December 31, 2009

(in millions)

	Coal	Gas	DNE	Other and Eliminations	Total
Total revenues	$940	$1,260	$273	$(5)	$2,468
Depreciation and amortization	$(161)	$(148)	$(8)	$(18)	$(335)
Goodwill impairments	—	(433)	—	—	(433)
Impairment and other charges	(42)	(284)	(212)	—	(538)
General and administrative expense	(49)	(96)	(13)	(1)	(159)
Operating income (loss)	$155	$(752)	$(217)	$(20)	$(834)
Losses from unconsolidated investments	—	—	—	(71)	(71)
Other items, net	2	2	—	7	11
Interest expense and debt extinguishment costs					(461)
Loss from continuing operations before income taxes					(1,355)
Income tax benefit					315
Loss from continuing operations					$(1,040)
Loss from discontinued operations, net of income taxes					(222)
Net loss					$(1,262)
Less: Net loss attributable to the noncontrolling interest					(15)
Net loss attributable to Dynegy Inc.					$(1,247)
Identifiable assets ($24 million foreign)	$4,333	$3,875	$493	$2,252	$10,953
Capital expenditures	$(398)	$(91)	$(8)	$(115)	$(612)

Note 27—Quarterly Financial Information (Unaudited)

The following is a summary of our unaudited quarterly financial information for the years ended December 31, 2011 and 2010:

	Quarter Ended
	March 2011	June 2011	September 2011		December 2011
	(in millions, except per share data)
Revenues	$505	$326	$516		$238
Operating income (loss)	(49)	(106)	5	(1)	(86)
Net income (loss)	(77)	(116)	(75	)(1)	(1,377	)(2)
Net income (loss) per share	$(0.64)	$(0.95)	$(0.61	)(1)	$(11.29	)(2)

(1)                                 Includes debt extinguishment costs of $21 million incurred in connection with the termination of the Sithe Senior Notes. Please read Note 19—Debt—DH Debt Obligations—Sithe Senior Notes for further discussion.

DYNEGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 27—Quarterly Financial Information (Unaudited) (Continued)

(2)                                 Includes a loss of $1,657 million related to the deconsolidation of DH. Please read Note 3—Chapter 11 Cases for further discussion.

	Quarter Ended
	March 2010		June 2010	September 2010		December 2010
	(in millions, except per share data)
Revenues	$858		$239	$775		$451
Operating income (loss)	331		(229)	50	(2)	(163)
Net income (loss)	145	(1)	(191)	(24	)(2)	(164	)(3)
Net income (loss) per share	$1.21	(1)	$(1.59)	$(0.20	)(2)	$(1.36	)(3)

(1)                                 Includes $37 million of impairment charges related to our equity investment in PPEA Holding, which is included in Earnings (losses) from unconsolidated investments.

(2)                                 Includes impairment charges of $134 million related to our Casco Bay facility and related assets. Please read Note 8—Impairment and Restructuring Charges for further discussion.

(3)                                 Includes a pre-tax charge of $28 million related to the sale of PPEA Holdings. This charge is included in Earnings (losses) from unconsolidated investments. Please read Note 16—Variable Interest Entities—PPEA Holding Company LLC for further discussion.

Schedule I

DYNEGY INC.

CONDENSED BALANCE SHEETS OF THE REGISTRANT

(in millions)

	December 31, 2011	December 31, 2010
ASSETS
Current Assets
Cash and cash equivalents	$37	$38
Accounts receivable	—	1
Accounts receivable affiliate	4	—
Intercompany accounts receivable	77	—
Short term investments	—	16
Deferred income taxes	5	12
Prepayments and other current assets	2	—
Total Current Assets	125	67
Other Assets
Investments in affiliates	5,481	6,208
Total Assets	$5,606	$6,275
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Other current liabilities	20	2
Total Current Liabilities	20	2
Undertaking payable affiliate	1,250	—
Intercompany long-term debt	2,243	2,243
Deferred income taxes	5	641
Other long-term liabilities	97	—
Other long-term liabilities affiliates	879	643
Total Liabilities	4,494	3,529
Commitments and Contingencies (Note 2)
Stockholders’ Equity
Class A Common Stock, $0.01 par value, 420,000,000 shares authorized at December 31, 2011 and December 31, 2010, respectively	1	1
Additional paid-in capital	6,077	6,067
Subscriptions receivable	(2)	(2)
Accumulated other comprehensive loss, net of tax	(53)	(53)
Accumulated deficit	(4,841)	(3,196)
Treasury stock, at cost, 731,407 shares and 628,014 shares at December 31, 2010 and December 31, 2009, respectively	(70)	(71)
Total Stockholders’ Equity	1,112	2,746
Total Liabilities and Stockholders’ Equity	$5,606	$6,275

See Notes to Registrant’s Financial Statements and Dynegy Inc.’s Consolidated Financial Statements.

Schedule I

DYNEGY INC.

CONDENSED STATEMENTS OF OPERATIONS OF THE REGISTRANT

(in millions)

	Year Ended December 31,
	2011	2010	2009
Operating loss	$(22)	$(5)	$—
Loss on deconsolidation of DH	(1,657)	—	—
Losses from unconsolidated investments	(598)	(426)	(1,684)
Other income and expense, net	—	—	1
Loss before income taxes	(2,277)	(431)	(1,683)
Income tax benefit	632	197	436
Net loss	$(1,645)	$(234)	$(1,247)

See Notes to Registrant’s Financial Statements and Dynegy Inc.’s Consolidated Financial Statements.

Schedule I

DYNEGY INC.

CONDENSED STATEMENTS OF CASH FLOWS OF THE REGISTRANT

(in millions)

	Year Ended December 31,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Operating cash flow, exclusive of intercompany transactions	$(5)	$(4)	$(19)
Intercompany transactions	(13)	5	3
Net cash provided by (used in) operating activities	(18)	1	(16)
CASH FLOWS FROM INVESTING ACTIVITIES:
Unconsolidated investments	—	—	1
Short term investments	16	(15)	—
Net cash provided by (used in) investing activities	16	(15)	1
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends from affiliate	—	—	585
Redemption of capital stock	—	—	(540)
Proceeds from issuance of capital stock	1	—	—
Net cash provided by financing activities	1	—	45
Net increase (decrease) in cash and cash equivalents	(1)	(14)	30
Cash and cash equivalents, beginning of period	38	52	22
Cash and cash equivalents, end of period	$37	$38	$52
SUPPLEMENTAL CASH FLOW INFORMATION
Taxes paid (net of refunds)	(2)	7	4
SUPPLEMENTAL NONCASH FLOW INFORMATION
Undertaking payable to DH	1,250	—	—
Shares acquired through exchange of DH assets	—	—	97
Contribution of intangibles and related deferred income taxes to DH	—	—	36
Other affiliate activity	61	(37)	(48)

See Notes to Registrant’s Financial Statements and Dynegy Inc.’s Consolidated Financial Statements.

Schedule I

DYNEGY INC.

NOTES TO REGISTRANT’S FINANCIAL STATEMENTS

Note 1—Background and Basis of Presentation

These condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of Dynegy Inc.’s subsidiaries exceeds 25 percent of the consolidated net assets of Dynegy Inc. These statements should be read in conjunction with the Consolidated Statements and notes thereto of Dynegy Inc.

We are a holding company and conduct substantially all of our business operations through our subsidiaries. We began operations in 1985 and became incorporated in the State of Delaware in 2007.

Note 2—Commitments and Contingencies

For a discussion of our commitments and contingencies, please read Note 23—Commitments and Contingencies of our consolidated financial statements.

Please read Note 19—Debt of our consolidated financial statements and Note 23—Commitments and Contingencies—Guarantees and Indemnifications of our consolidated financial statements for a discussion of our guarantees.

Note 3—Related Party Transactions

For a discussion of our related party transactions, please read Note 20—Related Party Transactions of our consolidated financial statements.

Schedule II

DYNEGY INC.

VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2011, 2010 and 2009

	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Additions/ (Deductions)	DH Deconsolidation(3)	Balance at End of Period
	(in millions)
2011
Allowance for doubtful accounts	$32	$—	$—	$(1)	$(12)	$19
Impairment of loan receivable from affiliate(1)	—	10	—	—	—	10
Deferred tax asset valuation allowance	22	1,235	—	—	—	1,257
2010
Allowance for doubtful accounts(2)	$22	$—	$—	$10	$—	$32
Deferred tax asset valuation allowance	35	(1)	(12)	—	—	22
2009
Allowance for doubtful accounts	$22	$—	$—	$—	$—	$22
Deferred tax asset valuation allowance	37	12	(14)	—	—	35

(1)         The impairment of loan receivable from affiliate increase by $10 million in connection with an August 2011 affiliate note between Coal HoldCo and DH. In connection with DH’s bankruptcy filing, we determined it was probable that Coal HoldCo would not collect any amounts due associated with the note and the note was fully impaired.

(2)         The allowance for doubtful accounts increased by $17 million in connection with a receivable we recorded in the second quarter of 2010 for the return of an award we previously paid as a result of a 2007 arbitration decision. The award was vacated in 2010, and the recipient deposited the award into an escrow account. We have fully reserved our receivable for this amount as a result of uncertainty surrounding a pending appeal of the decision to vacate the award. This increase was partly offset by a $7 million decrease resulting from the sale of a receivable from a counterparty in bankruptcy and the settlement of a disputed balance.

(3)         Effective November 7, 2011, as a result of the commencement of the Chapter 11 Cases, we deconsolidated our investment in DH. Please read Note 3—Chapter 11 Cases for further discussion.

Until March 10, 2013 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.